
Annual Report
XELI

EXELIXIS


screening
IHC
Western
ELISA
design and synthesis

THE EXTRAORDINARY PEOPLE OF EXELIXIS

Exelixis in 2004 is a dramatically different company from what it was just a few years ago. We have built and mobilized a truly integrated biotechnology company that has excellent capabilities in drug research, discovery and development. We have critical mass, first-rate employees, and a culture of dedication and hard work. We have created an emerging pipeline that we believe will place us in the first rank of biotech companies. We have remained innovative and fast at the same time that we have grown and matured. We have increased the breadth and depth of our capabilities and at the same time streamlined our processes. Through our commitment to execution and quality, and the combined talents and strengths of all our people, we believe that we are building an important and compelling company.

To Our Stockholders:

Every year of a biotechnology company's life is critical, and 2003 was no exception for Exelixis. We had a remarkably productive year in which we achieved our clinical and strategic goals while we maintained a high level of fiscal responsibility and operational efficiency.

- Phase 2 clinical trials of XL119 were concluded successfully, and we are on track to initiate a Phase 3 clinical trial of XL119 as a potential treatment for bile duct tumors in the second quarter of 2004.

- We successfully conducted the Phase 1 trial of XL784. The compound was administered orally to healthy volunteers and was shown to be free of side effects and to have an attractive pharmacokinetic profile. The compound showed good activity in preclinical models of renal and cardiac disease, providing a basis for pursuing development of XL784 as a potential treatment for renal and cardiovascular failure.

- We filed an IND application for XL647 in the first quarter of 2004, and we are on track to file an IND application for XL999 in the second quarter. XL647 and XL999 are Spectrum Selective Kinase Inhibitors™ that target proteins involved in both tumor proliferation and angiogenesis (blood vessel formation). Each compound has a different spectrum of inhibition against receptor tyrosine kinases (RTKs) and each has the potential to maximize efficacy through simultaneous inhibition of multiple RTKs.

- We anticipate filing an IND application for XL844 in early 2005, and we have several additional preclinical programs slated for IND applications in 2005 and beyond.

- We extended and expanded our oncology collaboration with Bristol-Myers Squibb, extended our herbicide collaboration with Dow AgroSciences, and achieved our collaboration goals with Bayer, GlaxoSmithKline and all of our other strategic partners.

- We delivered a strong financial performance and exceeded our cash goal by ending the year with approximately $242 million in cash, cash equivalents, short-term investments and restricted cash.

In 2003, we aggressively mobilized our gene-to-drug capabilities and produced a pipeline of innovative and exciting compounds. We believe that these compounds have the potential to be important new cancer therapeutics, and we intend to advance them into and through the clinic in 2004 and beyond. *Throughout our organization, we are operating at high levels of efficiency, innovation and quality.* We believe that we are on a trajectory to file at least two IND applications per year beginning in 2004, and that 2004 will be another productive year for our company, moving us along the pathway toward delivering new medicines to patients in need and toward our goal of building a sustainable biotechnology company.

We have generated a substantial development pipeline of small molecule cancer compounds that we believe have the potential to deliver significant benefit to patients with many different types of cancer. The pipeline is led by XL119, which is entering the final stage of clinical testing, and includes XL784, XL647, XL999, XL844 and additional novel anticancer compounds arising from our gene-to-drug platform. This progress is especially notable given that Exelixis began its platform-to-product transformation about three years ago. To have built to critical mass and excellence, to have rapidly mobilized our discovery and development capabilities, and to have generated what we believe is one of the most interesting collection of anticancer compounds in the industry, all within a short timeframe, are remarkable achievements and are attributable to Exelixis' unique blend of intensity, pragmatism and innovation.

Our strong performance in 2003 has set the stage for what we believe will be a successful 2004. We anticipate advancing multiple development candidates that could lead to additional IND applications in 2005 and 2006, and we have more than 30 other targets in high-throughput screening, representing a broad spectrum of commercially interesting drug target classes including kinases, G-protein coupled receptors (GPCRs), nuclear hormone receptors and phosphatases.

• **XL119** is a small molecule anticancer compound for which Exelixis is currently undertaking activities leading to the planned initiation of a Phase 3 trial as a potential treatment for bile duct tumors. Safety and activity data presented at the 2003 annual meeting of the American Society of Clinical Oncology (ASCO) from a Phase 2 clinical trial in 33 patients with bile duct tumors (gall bladder tumors and cholangiocarcinomas) treated with XL119 showed encouraging results relative to overall survival and progression free survival. In addition, data from a Phase 2 clinical trial in 36 patients with non-small cell lung cancer were also presented and showed encouraging results relative to survival. The Phase 3 trial will be conducted with a comparator arm of 5-FU/leucovorin and with a survival-based endpoint. The company anticipates that the Phase 3 trial will begin in the second quarter of 2004. It is estimated that the incidence of bile duct tumors is approximately 30,000 patients per year, worldwide.


The Exelixis
Pipeline
COMPOUND
Lead Optimization/
Candidate Selection
Development
Candidate
IND
Phase 1
Phase 2
Phase 3
XL119
XL784
XL647
XL999
XL844
EXEL-9820
EXEL-2880
EXEL-6309
EXEL-2942

in serious diseases. These studies facilitate the rational design of new therapeutics that specifically interact with and modulate the activity of the protein target.



• XL784 is a potent inhibitor of the ADAM-10 metalloprotease (MP) enzyme, a target of significant interest because of its important role in blood vessel formation and cell proliferation. XL784 was specifically optimized to be MMP1-sparing, thus potentially significantly improving its safety profile and enabling higher dosing in comparison to MMP inhibitors. In preclinical studies, XL784 dosed orally demonstrated significant inhibition of human tumor xenografts derived from a variety of human carcinoma cell lines, and excellent activity in rat models of renal and cardiac failure. Data from a Phase 1 clinical trial of orally administered XL784 in healthy volunteers showed single doses of the compound to be free of side effects and to have an attractive pharmacokinetic profile. In 2004, Exelixis plans to pursue a development path in renal and cardiovascular disease. The company plans to develop a new formulation suitable for chronic administration in patients with renal and cardiac failure with the intention of aggressively moving the

and correlate biological activity with drug action



XL647 is a potent inhibitor of RTKs that are implicated in driving tumor proliferation and vascularization. XL647 simultaneously inhibits EGFR, HER2, VEGFR and EphB4 RTKs with high potency and demonstrates excellent activity in target-specific cellular functional assays. XL647 has good oral bioavailability and shows sustained inhibition of target RTKs *in vivo* following a single oral dose. In preclinical models of major tumor types, including human breast, lung, colon and prostate cancer, XL647 demonstrates potent inhibition of tumor growth and has been shown to cause tumor regression in one model. Consistent with its spectrum of activity, analysis of tumors from XL647-treated animals show significant decreases in both tumor vascularity and tumor cell proliferation and an increase in tumor cell death. We filed an IND application for XL647 in the first quarter of 2004.

- **XL999** is a potent inhibitor of key RTKs that are implicated in the development and maintenance of tumor vasculature. XL999 simultaneously inhibits the FGFR, VEGFR, PDGFR and Flt3 RTKs with high levels of potency and demonstrates excellent activity in target-specific cellular functional assays. In preclinical models of major tumor types, including human breast, lung, colon and prostate cancer, XL999 demonstrates potent inhibition of tumor growth and has been shown to cause tumor regression. XL999 shows rapid onset of action *in vivo* with significant tumor apoptosis/necrosis and vascular disruption observed after a single oral dose in two different cancer models. XL999 is suitable for both oral and intravenous dosing and shows sustained inhibition of target RTKs *in vivo* following a single oral dose. In addition, XL999 is a potent inhibitor of Flt3, which is an important driver of cell proliferation in many patients with acute myelogenou leukemia, and demonstrates remarkable potency in a Flt3-driven model of leukemia. Exelixis anticipates filing an IND for XL999 in the second quarter of 2004.

- **XL844** is a potent, selective inhibitor of Chk1 & 2, protein kinases that induce cell cycle arrest in response to a variety of DNA damaging agents. The company believes that XL844 is the first potent, selective Chk inhibitor to advance toward the clinic. In preclinical studies, XL844 has demonstrated significant potency in biochemical and cellular assays, good oral bioavailability and an attractive pharmacokinetic profile. XL844 potentiates the efficacy of chemotherapeutic agents in preclinical tumor models without a concomitant increase in systemic toxicity by exploiting genetic liabilities that arise during tumor cell expansion. Exelixis will continue to evaluate the synergistic effects of XL844 in combination with a variety of DNA damaging agents in different cell lines, both *in vitro* and *in vivo*, and to explore the compound's potential as a radiation sensitizer. It is estimated that close to two million patients worldwide currently receive cancer chemotherapy and 750,000 patients worldwide currently receive radiation therapy for cancer, suggesting that XL844 could have significant therapeutic and commercial potential as a potentiating agent. The company anticipates filing an IND application for XL844 in early 2005.

- **Other Preclinical Programs**: Exelixis has a broad portfolio of compounds in lead discovery and optimization and anticipates advancing several additional compounds toward potential IND applications in 2005. These compounds have demonstrated high levels of potency in biochemical assays as well as excellent cellular and pharmacokinetic properties. Key targets in these ongoing efforts include:

- KIT, a RTK that is mutated in a number of human cancers, including gastrointestinal stromal tumors, and is expressed at higher than normal levels in cancers such as small cell lung and ovarian carcinoma. EXEL-9820 is the company's lead compound active against this target.

- MET, a RTK that is over-expressed in the majority of human tumors, including all the major solid tumor classes, and contributes to the growth, survival and invasive properties of tumor cells. EXEL-2880 is the company's lead compound active against this target.

- ALK, a RTK normally expressed in the developing nervous system that becomes inappropriately activated via chromosomal translocations in a subset of non-Hodgkin's lymphoma patients. EXEL-6309 is the company's lead compound active against this target.

- p70S6K, a serine-threonine kinase that controls cell growth and is at the end of a pathway that is frequently activated through mutation or gene amplification in many human tumors. EXEL-2942 is the company's lead compound active against this target.



In 2003, Exelixis installed a new, custom-designed high throughput screening assay platform that supports both 384- and 1536-well microtiter plate formats and increases throughput to over 600,000 compounds per day.


CYTOMAT



EXELIXIS: COMMITTED TO EXCELLENCE AND EXECUTION



We are proud of our company and of our people – their extraordinary talents and will to succeed. Together, we are working toward the day when patients in need can benefit from our efforts and enjoy longer, healthier lives.





We have combined our unique strengths in biology, drug discovery and development to create a highly integrated, fine-tuned and productive R&D engine that is operating in high gear.

Our strong biology-based research leverages considerable assets in comparative genomics and invertebrate and vertebrate genetics and utilizes state-of-the-art high-content screening to elucidate complex biological pathways and identify and validate key targets of interest. We believe that we possess broad expertise in commercially attractive target classes, including kinases, proteases, GPCRs and ATP-utilizing enzymes.

Our substantial drug discovery capability has gained critical mass in all operational areas. Our screening library today is comprised of greater than three million highly diverse, well-characterized compounds. In 2003, we performed 38 high-throughput screens. We can screen over 600,000 compounds per day, generating highly potent leads (5-10 nanomolar) and, in less than one year, generate optimized lead compounds with full pharmacokinetic, efficacy and toxicological profiles. Our structural biology capability is first-rate: we have crystallized and determined the structures of almost 20 of our protein targets, and we created more than 200 co-crystals of compounds and targets of interest. We have four fully staffed, multidisciplinary lead optimization teams capable of producing a steady stream of high quality development candidates that represent potential future development programs.

Our development group is comprised of disciplined, experienced professionals with the expertise to quickly move our development candidate compounds from preclinical testing to IND status and through Phase 3 clinical trials.

Working closely together, our research, discovery and development groups are currently operating on a trajectory of advancing a compound from screen to IND in two years or less, filing at least two IND applications per year, and concurrently conducting multiple clinical trials.

The creative process of marrying high-quality biology and drug development began about three years ago at Exelixis, and today represents what we believe is an unusually high level of productivity in the biotechnology arena. Proud as we are of our platform capabilities, the ultimate measure of our value will be therapies that we bring to patients in need. We believe that in 2004 and beyond, we will build on the rapid progress that we have made toward this goal and will continue to advance along the pathway to products.

Exelixis is committed to meeting or exceeding its partners' expectations. Our integrity and follow-through have engendered a high degree of respect and reciprocity among our corporate collaborators. In the area of oncology, with Bristol-Myers Squibb and with GlaxoSmithKline, we have established broadly enabling, collegial relationships that leverage and add value to our assets, fund our pipeline growth, provide significant revenue and milestones, and provide a pathway to potential commercialization. Our combinatorial chemistry collaborations have been highly productive. Our agricultural collaborations with Bayer, Dow AgroSciences and Renessen also leverage key capabilities. Our Exelixis Plant Sciences subsidiary has delivered many new high quality agricultural leads to these partners while developing a new program in the cell-based production of valuable plant-derived compounds. This program is designed to facilitate the rapid production of a variety of well-defined plant compounds in controlled and contained laboratory environments, and to set the stage for additional partnering opportunities.

Because a lot of what transpires in collaborations is shared only by the parties involved, putting a value on the intangible rewards and acknowledgments that occur in good partnerships is challenging for investors. We believe that our collaborations are models of how pharmaceutical and biotechnology companies can work together successfully to exploit novel insights, defray the risks and share in the rewards of drug discovery and work together to advance compounds towards the market.









In our development collaboration with GlaxoSmithKline, we believe that we are advancing programs that are consistent with our partner's internal standards of excellence. The productivity of our cancer collaboration with Bristol-Myers Squibb was underscored in their decision at the end of 2003 to extend and significantly expand our relationship for another five years. Our collaboration with Bayer continues to generate interesting and unique assets that may be the basis for novel and environmentally-friendly pesticides. Separately and together, these collaborations capitalize on the innovativeness and professional capabilities of our respective organizations. They provide significant committed funding and performance milestones and are key contributors to our financial performance. Equally important, these relationships help build our asset base, fuel our pipeline, enhance our reputation and enable us to benchmark our performance against highly respected R&D organizations.

In 2004 and beyond, we anticipate cultivating new strategic opportunities that have the potential to leverage our assets in therapeutic areas outside of cancer, broaden the potential of our development pipeline and provide additional funding with which we can advance our proprietary programs. Our goal is to continue to maintain balance in partnered and retained rights to our assets and ensure considerable commercial participation in products emerging from collaborations.

COMMITMENT TO FISCAL RESPONSIBILITY

Exelixis delivered a strong financial performance in 2003. As compared to 2002, we increased revenue by 16.3% and, despite significant expansion in the output of our drug discovery and development programs, were able to keep the increase in operating expenses to just 11.8%.

We ended the year with approximately $242 million in cash, cash equivalents, short-term investments and restricted cash, a healthy balance sheet and sufficient resources to set and achieve aggressive operating goals in 2004 and beyond.

As our company has matured and our development efforts have intensified, we have restructured the organization as needed to reallocate resources and enhance the efficiency of our operations. We believe that these efforts have strengthened the company by enabling us to achieve an appropriate functional balance within the organization. We have retained our substantial biological capabilities that are at the core of the company, expanded our discovery and development assets and enhanced our ability to aggressively expand our development pipeline. We believe that organizational growth, ambitious performance and fiscal prudence are compatible, and we intend to continue to operate in a highly focused, productive and financially responsible manner.



Exelixis is still a relatively young enterprise: in 2004, we will celebrate the 10-year anniversary of our founding and mark our remarkable evolution from a fly genetics laboratory to a potentially important cancer therapeutics company. We are proud of our company and of our people — their extraordinary talents and will to succeed. Together, we are working toward the day when patients in need can benefit from our efforts and enjoy longer, healthier lives.

Our goals for 2004 are substantial. We intend to file an IND application for XL999, initiate clinical programs for XL647 and XL999, advance XL844 toward IND status in early 2005 and make progress in our other preclinical programs with the goal of filing additional IND applications and initiating additional clinical programs in 2005 and beyond. We anticipate initiating the Phase 3 clinical



trial for XL119 in patients with bile duct tumors before the end of the second quarter 2004. We expect to grow our revenue, manage expenses and continue to maintain a healthy cash balance. We expect to continue to use corporate partnering as a strategic tool to monetize our assets and fund our operations, and we plan to expand the therapeutic and commercial potential of our pipeline. In short, we intend to continue to exploit and manage our assets, advance our pipeline and build an important biotechnology company with the potential to improve the lives of patients with serious diseases.

The Exelixis management team and board of directors join me in expressing our appreciation to you, our stockholders, for your ongoing support and confidence.



George A. Scangos, PhD
President and Chief Executive Officer
Exelixis, Inc.


Exe

Corporate Headquarters
Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA
94083-0511
650-837-7000 tel
650-837-8300 fax
e-mail: info@exelixis.com
http://www.exelixis.com

Corporate Counsel
Cooley Godward LLP
Palo Alto, California

Transfer Agent
Mellon Investor Services
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660
800-356-2017 tel
Foreign Shareholders:
+1 201-329-8660 tel
http://www.melloninvestor.com

Independent Auditors
Ernst & Young LLP
Palo Alto, California

SEC Form 10-K
A copy of the Exelixis annual report on Form 10-K filed with the Securities and Exchange Commission is available free of charge from the company's Investor Relations Department at Exelixis by calling 650-837-7012 or via e-mail: ir@exelixis.com

Stock Information
The common stock of the company is traded on the Nasdaq National Market System under the symbol EXEL. No dividends have been paid on the common stock since the company's inception.

Quarter Ending	Low	High
03.31.03	$ 6.35	$ 7.29
06.30.03	6.65	7.28
09.30.03	7.00	7.50
12.31.03	6.71	7.12

Board of Directors

Stelios Papadopoulos, PhD
Chairman of the Board, Exelixis, Inc.
Managing Director, Investment Banking Healthcare, SG Cowen

Charles Cohen, PhD
Chairman, Supervisory Board, Cellzome GmbH

Jason Fisherman, MD
Managing Director,
Advent International Corporation

Jean-François Formela, MD
Senior Principal, Atlas Venture

Vincent Marchesi, MD, PhD
Director, Boyer Center for Molecular Medicine and Professor of Pathology and Cell Biology, Yale University

Frank McCormick, PhD
Director of the University of California, San Francisco Comprehensive Cancer Center

George A. Scangos, PhD
President and Chief Executive Officer, Exelixis, Inc.

Lance Willsey, MD
Founding Partner, DCF Capital

Management

George A. Scangos, PhD
President and Chief Executive Officer

Steven P. James
Senior Vice President,
Commercial Operations

Frank Karbe
Senior Vice President
and Chief Financial Officer

Jeffrey R. Latts, MD
Senior Vice President
and Chief Medical Officer

Michael M. Morrissey, PhD
Senior Vice President,
Discovery

Gregory D. Plowman, MD, PhD
Senior Vice President,
Pharmaceutical Research

Pamela A. Simonton, JD, LLM
Senior Vice President,
Patents and Licensing

Jane M. Green, PhD
Vice President,
Corporate Communications

D. Ry Wagner, PhD
Vice President, Research,
Exelixis Plant Sciences

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: **December 31, 2003**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: **0-30235**

EXELIXIS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-3257395**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

170 Harbor Way
P.O. Box 511
South San Francisco, CA 94083
(Address of principal executive offices, including zip code)

(650) 837-7000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act: **None**

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock $.001 Par Value per Share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Annual Report on Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: $436,723,221.

As of December 31, 2003, there were 71,295,105 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A, not later than April 29, 2004, in connection with the registrant's 2004 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K.

EXELIXIS, INC.

FORM 10-K

INDEX

PART I

Some of the statements under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this Annual Report on Form 10-K are "forward-looking statements." These statements are based on our current expectations, assumptions, estimates and projections about our business and our industry and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in, or contemplated by, the forward-looking statements. Words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may," "should," "estimate," "predict," "potential," "continue" or the negative of such terms or other similar expressions identify forward-looking statements. Our actual results and the timing of events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include those discussed under the caption "Risk Factors" below, as well as those discussed elsewhere in this Annual Report on Form 10-K. These and many other factors could affect our future financial and operating results. We undertake no obligation to update any forward-looking statement to reflect events after the date of this report.

ITEM 1. BUSINESS

Overview

We believe that we are a leader in the discovery of potential new drug therapies, specifically for cancer and other proliferative diseases based on our strengths in discovering and validating high quality novel targets for major human diseases. Our primary mission is to develop therapeutically and commercially valuable pharmaceutical products by leveraging our integrated discovery platform to increase the speed, efficiency and quality of product discovery and development.

Through our expertise in comparative genomics and model system genetics, we are able to find new drug targets that we believe would be difficult to uncover using other experimental approaches. Our research is designed to identify novel and important genes and proteins expressed by those genes that, when changed, either decrease or increase the activity in a specific disease pathway in a therapeutically relevant manner. These genes and proteins represent either potential product targets or drugs that may treat disease or prevent disease initiation or progression.

Specifically in cancer, the evolutionary conservation of biochemical pathways strongly supports the use of simple model systems, such as fruit flies, nematode worms, zebrafish and mice, to identify key components of critical cancer pathways that can then be targeted for drug discovery. We expect to develop new cancer drugs by exploiting the underlying "genetic liabilities" of tumor cells to provide specificity in targeting these cells for destruction, while leaving normal cells unharmed. We have discovered and are further developing a number of small molecule drug targets in addition to monoclonal antibody drug targets. Molecules directed against these targets may selectively kill cancer cells while leaving normal cells unharmed, and may provide alternatives to current cancer therapies.

While our primary focus is on drug discovery and development, we believe that our proprietary technologies are valuable to other industries whose products can be enhanced by an understanding of DNA or proteins, including the agrochemical, agricultural and diagnostic industries. Many of these industries have shorter product development cycles and lower risk than the pharmaceutical industry, while at the same time generating significant sales with attractive profit margins. By partnering with companies in multiple industries, we believe that we are able to diversify our business risk, while at the same time maximizing our future revenue opportunities.

Our Strategy

Our business strategy is to leverage our biological expertise and integrated drug discovery capabilities to develop high quality, differentiated pharmaceutical products that fulfill unmet medical needs in the treatment of cancer and other serious diseases. Specifically, our business strategy includes the following key elements:

MAINTAIN AND AUGMENT BIOLOGICAL EXPERTISE: Our biological expertise is a key competitive advantage that we believe applies throughout all aspects of our collaborative relationships and drug discovery efforts. We seek to continually enhance our technology platform through building, in-licensing or acquiring technologies that complement our fundamental knowledge and capabilities as well as through protecting our proprietary technologies with patents and trade secrets.

SELECTIVELY DEVELOP THERAPEUTIC PRODUCTS: We have invested and plan to continue to invest significant funds in discovering and developing proprietary products, particularly in the area of cancer. We have committed substantial resources to building a world-class drug discovery effort that is integrated with our unique understanding of the biological basis of disease, and we expect to generate a pipeline of therapeutically and commercially valuable compounds.

LEVERAGE STRATEGIC COLLABORATIONS: We have established and intend to continue to pursue commercial relationships and key partnerships with major pharmaceutical, biotechnology and agrochemical companies based on the strength of our technologies, biological expertise and drug discovery and development capabilities. Our collaborations to date provide us with a substantial committed revenue stream in addition to opportunities to receive significant future payments, if our collaborators successfully develop and market products that result from our collaborative work. In addition, many of our collaborations have been structured strategically so that we gain access to technology or product opportunities. Technology access allows us to more rapidly advance our internal programs, saving both time and money, while at the same time retaining rights to use the same information or tools in different industries or for different development opportunities.

ACQUIRE PRODUCTS AND TECHNOLOGIES OPPORTUNISTICALLY: We continually evaluate opportunities that may provide us with key personnel, intellectual property, technologies and products that will enhance our development capabilities and product pipeline. We believe that through the acquisition of strategic products and technologies we will be able to create additional value in our internal and collaborative programs. In addition, we believe that many of our strategic relationships will permit us to obtain co-development, co-promotion or other rights to products identified or developed in such collaborative relationships as a result of our efforts.

Clinical and Preclinical Pipeline

The following summarizes our clinical and preclinical development pipeline. Several compounds in our pipeline, such as XL647 and XL999, are Spectrum Selective Kinase Inhibitors™ that target proteins involved in both tumor proliferation and angiogenesis. Each compound has a different inhibition spectrum of receptor tyrosine kinases ("RTKs"), and each has the potential to maximize efficacy through simultaneous inhibition of multiple RTKs.

- XL119 (Rebeccamycin analogue) is a small molecule anticancer compound for which we are currently undertaking activities leading to the planned initiation of a Phase 3 clinical trial as a potential treatment for bile duct tumors. We in-licensed XL119 from Bristol-Myers Squibb Company ("Bristol-Myers Squibb" or "BMS") in 2001. The rebeccamycin analogue has completed Phase 1 and Phase 2 clinical testing. The Phase 2 clinical testing program was conducted by the National Cancer Institute ("NCI"). The compound has been studied in a broad range of tumors. The safety profile appears manageable and consistent with that of other cytotoxic agents, and generally includes myelosuppression and neutropenia. In testing to date,

these side effects were largely transient and reversible when treatment was stopped. To date, the most pronounced antitumor activity was observed in upper gastrointestinal tumors (most prominently in bile duct tumors), where several partial responses and instances of prolonged disease stabilization occurred. Based on these results, we believe that the compound deserves further development efforts, as there is currently no approved standard therapy for these rapidly progressing tumors. Safety and activity data presented at the 2003 annual meeting of the American Society of Clinical Oncology ("ASCO") from a Phase 2 clinical trial in 33 patients with bile duct tumors (gall bladder tumors and cholangiocarcinomas) treated with XL119 showed encouraging results relative to overall survival and progression free survival. Data from a Phase 2 clinical trial in 36 patients with non-small cell lung cancer were also presented and showed encouraging results relative to survival as well. The Phase 3 clinical trial will be conducted with a comparator arm of 5-FU/leucovorin and with a survival-based endpoint. We anticipate that the Phase 3 clinical trial will begin in the second quarter of 2004. The NCI may also expand its Phase 2 program to include additional tumor types or combination studies. Drug substance to be used in Company-sponsored clinical trials has been manufactured in bulk supply by third-party suppliers. We expect that the available supply of the compound will be sufficient to support our clinical needs as well as any trials that may be initiated by the NCI.

- XL784 is the first small molecule compound developed from our proprietary drug discovery platform. XL784 is a potent inhibitor of the ADAM-10 metalloprotease ("MP") enzyme, a target of significant interest because of its important role in blood vessel formation and cell proliferation. XL784 was specifically optimized to be MMP1-sparing, thus potentially significantly enhancing its safety profile and enabling higher dosing in comparison to MMP inhibitors. In preclinical studies, XL784 dosed orally demonstrated excellent pharmacokinetic properties and significant tumor growth inhibition of xenografts derived from a variety of human carcinoma cell lines. Additionally, the compound showed good activity in rat models of renal and cardiac failure. Data from a Phase 1 clinical trial of orally administered XL784 in 70 healthy volunteers showed single doses of the compound to be free of side effects and to have an attractive pharmacokinetic profile. In 2004, we plan to pursue a development path in renal and cardiovascular disease. We plan to develop a new formulation suitable for chronic administration in patients with renal and cardiac failure with the intention of moving the compound through development.

- XL647 is a potent inhibitor of RTKs that are implicated in driving tumor proliferation and vascularization. XL647 simultaneously inhibits the EGFR, HER2, VEGFR and EphB4 RTKs with high potency and demonstrates excellent activity in target-specific cellular functional assays. XL647 has good oral bioavailability and shows sustained inhibition of target RTKs *in vivo* following a single oral dose. In preclinical models of major tumor types, including human breast, lung, colon and prostate cancer, XL647 demonstrates potent inhibition of tumor growth and has been shown to cause tumor regression. Consistent with its spectrum of activity, an analysis of tumors from XL647-treated animals shows significant decreases in both tumor vascularity and tumor cell proliferation and an increase in tumor cell death. XL647 is currently in late preclinical development, and we anticipate filing an IND application in the first quarter of 2004.

- XL999 is a potent inhibitor of key RTKs that are implicated in the development and maintenance of tumor vasculature. XL999 simultaneously inhibits the FGFR, VEGFR, PDGFR and Flt3 RTKs with high levels of potency and demonstrates excellent activity in target-specific cellular functional assays. In preclinical models of major tumor types, including human breast, lung, colon and prostate cancer, XL999 demonstrates potent inhibition of tumor growth and has been shown to cause tumor regression. XL999 shows rapid onset of action *in vivo* with significant tumor apoptosis/necrosis and vascular disruption observed after a single oral dose in two different cancer models. XL999 is suitable for both oral and intravenous dosing and shows

sustained inhibition of target RTKs *in vivo* following a single oral dose. In addition, XL999 is a potent inhibitor of Flt3, which is an important driver of cell proliferation in many patients with acute myelogenous leukemia, and demonstrates remarkable potency in a Flt3-driven model of leukemia. We anticipate filing an IND for XL999 in the second quarter of 2004.

- XL844 is a potent, selective inhibitor of Chk1 & 2, protein kinases that induce cell cycle arrest in response to a variety of DNA damaging agents. We believe that XL844 is the first potent, selective Chk inhibitor to advance toward the clinic. In preclinical studies, XL844 has demonstrated significant potency in biochemical and cellular assays, oral bioavailability and an attractive pharmacokinetic profile. XL844 potentiates the efficacy of chemotherapeutic agents in preclinical tumor models without a concomitant increase in systemic toxicity by exploiting genetic liabilities that arise during tumor cell expansion. We intend to continue to evaluate the synergistic effects of XL844 in combination with different DNA damaging agents in different cell lines, both *in vitro* and *in vivo*, and to explore the compound's potential as a radiation sensitizer. We anticipate filing an IND application for XL844 in early 2005.

Under the terms of our research and development collaboration with GlaxoSmithKline, established in October 2002, after completion of Phase 2a clinical trials, GlaxoSmithKline has the right to elect to develop a certain number of the cancer compounds in our pipeline, other than XL119 but including XL784, XL647, XL999 and XL844, thus potentially triggering milestone payments and royalties from GlaxoSmithKline and co-promotion by Exelixis.

Areas of Expertise

Human Therapeutics—Integrated Research, Discovery and Development Capabilities

We have built a multidisciplinary, integrated research and development platform that supports the complex, iterative nature of drug research, discovery and clinical development. Our platform has been designed to include all of the critical functions and know-how to advance from gene to drug in a high quality, streamlined fashion.

By combining our ability to select and validate biological targets with a state-of-the-art drug discovery platform and by building to critical mass and excellence in all key operational areas, we believe that we are able to effectively and rapidly identify and validate novel targets, develop and optimize proprietary lead compounds and perform the broad range of preclinical testing required to fuel our pipeline and advance promising compounds through all stages of development. We believe that our integrated structure is a key competitive advantage, enabling us to work together collaboratively and to streamline our decision-making processes so that we can focus our resources on advancing promising discovery programs.

Research

Our integrated research platform combines advanced capabilities in target identification and validation, genomics and protein biochemistry, informatics and chemical genetics. The key capabilities within the research group are:

- To mobilize our unique skill-set and know-how in the area of model system genetics and comparative genomics to understand complex genetic pathways. Our goal is to identify and validate genes that play a causative role in disease, and that are "druggable," that is, can be targeted for inhibition through the intervention of small molecule or antibody-based therapeutics;

- To develop the assays and produce adequate supplies of purified proteins and reagents with which to conduct high throughput and high content experiments for target validation to fully characterize these protein targets and to provide high-quality reagents and information to our

internal discovery group for use in high throughput drug screening, pharmacology and structural biology; and

- To provide highly sophisticated, integrated and organized bioinformatics tools and data bases to support and streamline the process of sorting through vast quantities of genetic information from invertebrate and vertebrate model systems in order to elucidate and characterize biological pathways and target genes of interest.

Discovery

Our discovery capability is designed to operate in fully integrated, high throughput manner to identify biologically active compounds, optimize lead compounds to enhance drug properties, such as safety and potency, fully characterize the interactions between compound and target, analyze *in vitro* and *in vivo* pharmacology and perform the full range of pharmacodynamic, pharmacokinetic and safety analyses required to advance compounds into and through preclinical development and, subsequently, into clinical development. Key capabilities include:

- High Throughput Screening, which employs highly sophisticated assay development methods and state-of-the-art automation systems to miniaturize and integrate the analysis of ultra-large compound libraries tested against biological targets in a variety of assay formats, with the goal of identifying lead compounds that have demonstrated attractive drug properties and that are ready to progress into chemistry-intensive lead optimization;
- Combinatorial Chemistry, or automated chemical synthesis, to rapidly synthesize and maintain substantial libraries of highly diverse, dense and function-rich small molecule compounds that can be tested in a broad range of enzymatic and cellular assays against validated targets with the goal of identifying biologically active compounds during HTS lead discovery and support rapid synthesis of HTS hits during lead optimization;
- Medicinal Chemistry, or the use of sophisticated chemistry techniques to optimize lead compounds by altering the chemical structure to build in attractive drug properties including potency, selectivity, cellular activity and oral bioavailability;
- Structural Biology, which includes the functions of protein crystallization and crystallography to determine the three dimensional structure of target proteins, to define the interaction between the target and active compound and to provide important insights into the lead optimization process;
- Computational Drug Discovery, which provides the data analysis tools to understand and alter compound activity and create structure-based predictive models of target/compound interactions that can be used by structural biologists, medicinal chemists and pharmacologists in advancing compounds from lead optimization into development candidates;
- Molecular Pharmacology, which develops and implements a broad range of cell-based assays to characterize the *in vitro* pharmacological properties of leads in the cellular environment; and
- Pharmacology, which performs a broad range of *in vivo* (whole organism) assays or experiments designed to identify and confirm the physiological activity of lead compounds. These include pharmacodynamic assays that test the ability of compounds to inhibit the target *in vivo*, and longer-term efficacy and toxicology studies used to select a development compound from a set of optimized candidates.

Development

Our development group is comprised of experienced professionals with the expertise to move our development candidate compounds from preclinical testing to IND status and through Phase 3 clinical

trials. The development group possesses critical expertise in the areas of chemistry, manufacturing and controls ("CMC"), preclinical testing, clinical trial design, management and analysis and regulatory affairs. Therapeutic expertise within the group includes major disease areas, such as allergy-immunology, anti-infectives, cardiovascular, central nervous system, metabolic diseases and oncology.

Agriculture

We are leveraging our integrated discovery platform and expertise in comparative genomics and model system genetics with the goal of developing new products for crop protection and plant biotechnology. In the area of crop protection, we are leveraging our expertise in target identification, high-throughput screening and chemistry to work with corporate partners in the discovery of more specifically targeted chemical products, including herbicides, insecticides and nematicides. In the area of plant biotechnology, we are working with corporate partners to develop crops with superior yield and improved nutritional profiles in oil content and protein composition and to develop plants with high levels of valuable biochemical compounds. We believe that Exelixis Plant Sciences, our wholly-owned subsidiary located in Portland, Oregon, has been a leader in utilizing "plants as factories" to produce high value compounds that are naturally produced in plants, including natural flavors and colorants for the packaged foods and cosmetics industries. In addition, there are opportunities to utilize the plant's biological machinery to produce pharmaceuticals more simply and economically than traditional production methods for synthetically and biologically produced drugs.

FUNGICIDES AND HERBICIDES. We are developing fungal and herbicidal model systems, which we intend to use to identify targets that will potentially lead to the development of new, more effective fungicides and herbicides. We have entered into a Mechanism of Action agreement with Dow AgroSciences pursuant to which we identify targets for specific fungicide and herbicide compounds with unknown molecular targets.

INSECTICIDES AND NEMATICIDES. In collaboration with Bayer, we are applying our model systems platform and assay development capabilities to identify unique targets that may be used to develop new, more effective broad-spectrum insecticides, as well as nematicides. As a result of screening targets both from de novo targets as well as from determining the MOA of an existing compound, we have delivered to Bayer numerous targets and high-throughput screening assays that may be useful in identifying new insecticides for which we have received milestone payments. Under our collaborative arrangement (through our joint venture, Genoptera LLC), Bayer retains exclusive rights to insecticides and nematicides for crop protection. We remain free to conduct research in pesticides other than insecticides or nematicides, as well as in the development of pest-resistant crops.

PLANT TRAIT DISCOVERY. We have developed plant model systems to identify genes that may be used to develop crops with improved internal and external traits, including superior yield, improved nutritional profiles and higher oil content. In collaboration with Bayer CropScience, through an equally-owned subsidiary, Agrinomics LLC, we are working to research, develop and commercialize novel genes found through the proprietary ACTTAG™ gene expression technology in *Arabidopsis thaliana*, a plant whose genome has been fully sequenced. ACTTAG gene expression technology represents a method of identifying genes associated with gain-of-function and loss-of-function phenotypes. Agrinomics has characterized and catalogued more than 250,000 lines of *Arabidopsis*, identifying nearly its entire genome. The collection of transgenic *Arabidopsis*, which we believe is one of the largest gene libraries for this plant in the world, has the potential to provide extremely important leads for significant improvements in the large commercial seed, oil, protein and crop protection markets.

Corporate Collaborations

Commercial Collaborations

Our strategy is to establish collaborations with major pharmaceutical, biotechnology and agrochemical companies based on the strength of our technologies and biological expertise as well as to support additional development of our proprietary products. Through these collaborations, we obtain license fees and research funding, together with the opportunity to receive milestone payments and royalties from research results and subsequent product development. In addition, many of our collaborations have been structured strategically to provide us access to technology to more rapidly advance our internal programs, while at the same time retaining rights to use the same information in different industries. Our collaborations with leading companies in the agrochemical industries allow us to continue to expand our internal development capabilities, while providing our partners with novel targets and assays, and to diversify our revenue stream. For the year ended December 31, 2003, revenue from three of our collaborators represented approximately 31%, 28% and 21% of total revenue, respectively. For the year ended December 31, 2002, revenue from two of our collaborators represented approximately 39% and 25% of total revenue, respectively. For the year ended December 31, 2001, revenue from three of our collaborators represented approximately 32%, 31% and 15% of total revenue, respectively.

Bayer Corporation

In December 1999, we established Genoptera LLC with Bayer Corporation to develop insecticides and nematicides for crop protection. As part of the formation of this joint venture, Bayer has paid us, through Genoptera, license fees and research commitment fees of $20.0 million and has agreed to provide eight years of research funding through 2007 at a minimum level of $10.0 million per year (for a total of $100.0 million of committed fees and research support). In addition, Bayer is required to pay Genoptera milestones and royalties on products developed by it resulting from the Genoptera research, and we are required to pay Genoptera royalties on certain uses of technology arising from such research. Bayer owns 60% of Genoptera, and we own the remaining 40%. We did not make any capital contributions for our ownership interest and have no obligation to fund future losses. The formation of this joint venture is an outgrowth of, and replaces, the contractual collaboration first established with Bayer AG (the corporate parent of Bayer Corporation) in May 1998.

Either Bayer or Exelixis may terminate the Genoptera research efforts after 2007. In addition, Bayer may terminate the joint venture or buy out our interest in the joint venture prior to 2007 under specified conditions, including, by way of example, failure to agree on key strategic issues after a period of years, the acquisition of Exelixis by another company or the loss of key personnel that we are unable to replace with individuals acceptable to Bayer.

In July 2002, Bayer completed the acquisition of Aventis S.A., including Aventis CropScience. We each own 50% of Agrinomics LLC, which was established in July 1999 to enable the funding of a collaboration originally entered into with Aventis CropScience. Agrinomics focuses on research, development and commercialization of products in the field of agricultural functional genomics. Under the terms of the Agrinomics joint venture agreement, Bayer has agreed to make capital contributions to Agrinomics in cash totaling $20.0 million over a five-year period. Funding by Bayer for the collaboration is scheduled to expire in July 2004. We contributed the ACTTAG gene identification and activation technology, a collection of seeds generated using the ACTTAG gene identification and activation technology techniques and expertise in molecular and cell biology to the joint venture. In addition, we perform research work for this collaboration. Bayer CropScience currently provides high-throughput screening, robotics, microarray and bioinformatics technologies and support work for the collaborative research efforts.

Bristol-Myers Squibb

In September 1999, we entered into a three-year research and technology transfer agreement with BMS to leverage our proprietary platform and expertise in comparative genetics and functional genomics to identify the targets of compounds delivered by BMS. This information may enable Bristol-Myers Squibb to enhance the potency, specificity and selectivity of drug candidates and may lead to the discovery of new generations of compounds with attractive drug properties. In connection with the collaboration, BMS originally transferred to us certain combinatorial chemistry hardware and software and paid us a technology access fee. In July 2002, the agreement was extended for an additional two years. Under the terms of the extension, BMS will continue to provide research support payments, as well as pay milestones and royalties based on achievements in the research and commercialization of products based on BMS compounds that are the subject of the collaboration.

In July 2001, we entered into a second collaboration with BMS focused on cancer target identification. The collaboration involves three agreements: (a) a Stock Purchase Agreement; (b) a Cancer Collaboration Agreement; and (c) a License Agreement. Under the terms of the collaboration, BMS (i) purchased 600,600 shares of our common stock in a private placement at a purchase price of $33.30 per share, for cash proceeds to us of approximately $20.0 million; (ii) agreed to pay us a $5.0 million upfront license fee and provide us with $3.0 million per year in research funding for a minimum of three years; and (iii) granted to us a worldwide, fully-paid, exclusive license to the rebeccamycin analogue developed by BMS, which is currently undertaking activities leading to the planned initiation of a Phase 3 trial as a potential treatment for bile duct tumors. We extended and expanded this collaboration in December 2003 until January 2007 with the right for Bristol-Myers Squibb to continue the collaboration until July 2009. The goal of the extension is to increase the total number and degree of validation of cancer targets that we will deliver to Bristol-Myers Squibb. Each company will maintain the option to obtain exclusive worldwide rights to equal numbers of validated targets arising from the collaboration. Under the terms of the extended collaboration, Bristol-Myers Squibb provided us with an upfront payment, and we will receive increased annual research funding and milestones on certain cancer targets arising from the collaboration that progress through specified stages of validation. We will also be entitled to receive milestones on compounds in the event of successful clinical and regulatory events and royalties on commercialized products.

Dow AgroSciences

In July 2000, we established a three-year research collaboration with Dow AgroSciences to identify the MOA of herbicides and fungicides delivered to us by Dow AgroSciences. We do not know the identity and function of these compounds prior to their delivery. Under this agreement, we received access to a collection of proprietary compounds from Dow AgroSciences that may be useful in our human therapeutic drug discovery programs. We have identified targets to certain Dow AgroSciences compounds that will be used to develop new classes of fungicides and herbicides. Dow AgroSciences pays us research funding as well as milestone payments and royalties based on achievements in the research and commercialization of these products. In August 2003, we announced the extension of this research collaboration. The one-year extension will enable the two companies to continue to work to elucidate the mechanism of action of important herbicidal compounds based on the identification of their gene targets and development of specific target screening assays. These potentially novel insights are designed to enable Dow AgroSciences to accelerate the development of new products with enhanced selectivity and potency and greater effectiveness as crop protection agents. We receive milestones and royalties for potential products developed from this collaboration.

Protein Design Labs

In May 2003, our cancer antibody research agreement with Protein Design Labs, Inc. ("PDL") was successfully completed on schedule, based on our delivery to PDL of a substantial number of antibody

targets for cancer drug discovery. The cancer collaboration was established in May 2001 as a two-year agreement to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. The collaboration combined our model organism genetics technology for the identification of new cancer drug targets, with PDL's antibody and clinical development expertise to create and develop new antibody drug products. We expect that PDL will continue to develop antibodies against selected validated targets delivered to them by us with the goal of initiating clinical development programs. We retain the right to co-fund development of antibodies against targets selected by PDL, and we will also regain full rights to certain cancer targets that are not selected for further development by PDL.

Renessen

In December 2002, Agrinomics established an alliance to enhance seed oil content in commercially valuable crops with Renessen LLC. Renessen is a joint venture between Monsanto Company and Cargill, Inc. The collaboration combines Agrinomics' technological leadership in agricultural functional genomics, high-throughput gene screening and seed trait identification with Renessen's global expertise in quality trait crop development and commercialization, with the goal of accelerating the development of novel proprietary crops with improved seed composition traits. This collaboration leverages the unique capabilities of Agrinomics' powerful ACTTAG™ gene activation and selection platform to rapidly discover and validate genes that can optimize important seed traits in order to increase the commercial value of many of the world's most significant agricultural crops.

SmithKlineBeecham Corporation/GlaxoSmithKline plc

In October 2002, we entered into a broad collaboration with GSK for the discovery, development and commercialization of novel small molecule therapeutics in the areas of vascular biology, inflammatory disease and cancer, to the extent not previously partnered. The collaboration involves three agreements: (a) a Product Development and Commercialization Agreement; (b) a Stock Purchase and Stock Issuance Agreement; and (c) a Loan and Security Agreement. Under the Product Development and Commercialization Agreement, we will conduct research and development with the objective of delivering to GSK a specified number of compounds that have met agreed-upon criteria through Phase 2a human clinical testing. GSK has an exclusive option to further develop, manufacture and commercialize each of these compounds on a worldwide basis, subject to the payment of an option exercise fee at rates that are dependent upon the number and timing of compounds delivered to GSK. Depending on the continued successful development of these compounds by GSK, we could receive significant clinical and regulatory milestone payments based on the number and timing of compounds reaching specified points of progression. We would also receive royalty payments on the compounds commercialized by GSK, if any, at rates that are dependent upon the net sales and the number of compounds that GSK elects to further develop, manufacture and commercialize. We retain co-promotion rights in North America for these compounds.

Under the terms of the Product Development and Commercialization Agreement, GSK has paid us $30.0 million as an upfront fee and $10.0 million in annual research funding and has agreed to pay a minimum of an additional $80.0 million in research and development funding over the first six years of the collaboration, subject to GSK's right to terminate the collaboration in the event of a material breach by us of certain provisions of the agreement, our failure to meet certain performance requirements after the third year of the collaboration or in the event of a change of control of Exelixis by a major pharmaceutical company. On or about the second anniversary of the collaboration, GSK has an option to expand the collaboration. If this expansion occurs, we would expand our research efforts to deliver additional compounds to GSK in the same fields. In exchange, GSK's research payments and the loan facility would increase significantly, and GSK's option exercise fee for these additional compounds would increase significantly over the originally contemplated levels without the expansion.

Under the terms of the Stock Purchase and Stock Issuance Agreement, GSK purchased 2,000,000 shares of our common stock in a private placement at a purchase price of $7.00 per share, for cash proceeds to us of approximately $14.0 million. Under the agreement, we also have an option to sell, and GSK has an obligation to purchase, additional shares of our common stock at a specified time in the future and at a price that is at a premium to the then current market price of our common stock.

Under the Loan and Security Agreement, GSK provided a loan facility of up to $85.0 million for use in our efforts under the collaboration, and we borrowed $25.0 million under that agreement in December 2002 and an additional $30.0 million in December 2003. All loan amounts bear interest at a rate of 4% per annum and are secured by the intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest become due in installments, beginning on or about the sixth anniversary of the collaboration, unless the collaboration is earlier terminated by GSK. Repayment of all or any of the amounts advanced to us under this agreement may, at our election, be in the form of our common stock, subject to certain conditions.

Chemistry Collaborations

In 2001 and 2002, we entered into collaboration agreements with each of Elan Pharmaceuticals, Inc., Scios Inc., Cytokinetics, Inc., Schering-Plough Research Institute, Inc. and Merck & Co., Inc. to jointly design custom high-throughput screening compound libraries that we will synthesize and qualify. Each collaborator has agreed to pay us a per-compound fee for compounds delivered meeting certain agreed-upon acceptance criteria. Each party also paid an upfront technology access fee that is creditable towards the future purchase of compounds. Revenue recognition of upfront fees is deferred, and revenue under these collaboration agreements is generally recorded upon delivery and acceptance of compounds. Each party retains rights to use the compounds developed and delivered in its own proprietary drug discovery programs and in its collaborative efforts with third parties.

Biotech Collaborations

We enjoy collaborations with leading biotechnology product developers and solutions providers. These include collaborations with leading biotechnology product developers and solutions providers, among them Affymetrix Inc., AVI BioPharma, Inc., Silicon Genetics, Xennex, Inc., Galapagos NV, Genomics Collaborative Inc., Accelrys, Inc., Akceli, Inc., Ardais Corp., Cogen BioCognetics, Inc., Impath Predictive Oncology, Inc., Dharmacon, Inc. and Epitomics, Inc. These relationships enable us to continuously update and enhance our technology base at a minimal cost, and at the same time facilitate our research and development efforts.

Academic and Government Collaborations

In order to enhance our research and technology access, we have established key relationships with government agencies and major academic centers in the U.S. and Europe. Our government collaborators include a number of U.S. National Laboratory campuses, and we maintain over ten academic collaborations with investigators at such institutions as: Children's Hospital, Boston; Institute of Molecular and Cellular Biology, CNRS, Strasbourg, France; Middle Tennessee Research Institute; Stanford University; Kansas State University; Harvard Medical School; Hauptman-Woodward Medical Research Institute; University of California, San Francisco; Forschungszentrum für Umwelt und Gesundheit ("GSF"), Neuherberg, Germany; University of Auckland; and Indiana University. The purpose of these government and academic collaborations is to continuously improve our core technology and to facilitate the establishment of new discovery programs.

We will continue to pursue strategic collaborations with government agencies and academic centers. We will seek to retain significant rights to develop and market products arising from our strategic alliances. In addition, we will continue to invest our own funds in certain specific areas and

product opportunities with the aim of maintaining, enhancing and extending our core technology, as well as increasing our opportunities to generate greater revenue from such activities.

Competition

We face intense competition in the markets we are pursuing. There are many companies that have or are developing capabilities in the use of model systems to identify new products. In addition, there are many companies focused on the development of small molecule pharmaceuticals. Many genomics companies are expanding their capabilities, using a variety of techniques, to determine gene function and to develop products based on gene function. Our potential competitors in the field are many in number and include major pharmaceutical and agricultural companies, diagnostic companies, specialized biotechnology companies, genomics companies and academic institutions and universities.

Many of our potential competitors have significantly more financial, technical and other resources than we do, which may allow them to have a competitive advantage. We are aware that companies focused specifically on other model systems such as mice and yeast have alternative methods for identifying product targets. In addition, pharmaceutical, biotechnology and genomics companies and academic institutions are conducting work in this field. In the future, we expect the field to become more competitive with companies and academic institutions seeking to develop competing technologies.

Any products that we may develop or discover through application of our technologies will compete in highly competitive markets. Many of our potential competitors in these markets have substantially greater financial, technical and personnel resources than we do, and they may succeed in developing technologies and products that may render our technologies and products and those of our collaborators obsolete or noncompetitive. In addition, many of our competitors have significantly greater experience than we do in their respective fields.

Research and Development Expenses

Research and development expenses consist primarily of salaries and other personnel-related expenses, facilities costs, supplies, licenses and depreciation of facilities and laboratory equipment. Research and development expenses were $127.6 million for the year ended December 31, 2003, compared to $112.0 million for 2002 and $82.7 million for 2001.

Proprietary Rights

We are able to protect our technology from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents or is effectively maintained as a trade secret. Accordingly, patents or other proprietary rights are an essential element of our business. We are the assignee or exclusive licensee of 195 pending patent applications and 47 issued patents in the United States, and in most cases corresponding patents/applications in foreign countries that we have deemed desirable. We seek patent protection of inventions originating from our ongoing research and development activities that are commercially important to our business. Research and development activities include plant and animal genes and gene functions, proteins, antibodies, biotherapeutics and small molecule pharmaceutical and agricultural products, as well as genetic methods and technology improvements for discovering such genes, functions, proteins, antibodies, biotherapeutics and small molecule pharmaceutical and agricultural products.

We have obtained licenses from various parties that gives us rights to technologies that we deem to be necessary or desirable for our research and development. These licenses (both exclusive and non-exclusive) may require us to pay royalties to the parties in additional to upfront or milestone payments.

Patents extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. The actual protection afforded by a patent, which can vary from country to country, depends on the type of patent, the scope of its coverage and the availability of legal remedies in the country.

While trade secret protection is an essential element of our business and we have taken security measures to protect our proprietary information and trade secrets, we cannot give assurance that our unpatented proprietary technology will afford us significant commercial protection. We seek to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Our employees and consultants also sign agreements requiring that they assign to us their interests in intellectual property arising from their work for us. All employees sign an agreement not to engage in any conflicting employment or activity during their employment with us and not to disclose or misuse our confidential information. However, it is possible that these agreements may be breached or invalidated, and if so, there may not be an adequate corrective remedy available. Accordingly, we cannot ensure that employees, consultants or third parties will not breach the confidentiality provisions in our contracts, infringe or misappropriate our trade secrets and other proprietary rights or that measures we are taking to protect our proprietary rights will be adequate.

In the future, third parties may file claims asserting that our technologies or products infringe on their intellectual property. We cannot predict whether third parties will assert such claims against us or against the licensors of technology licensed to us, or whether those claims will harm our business. If we are forced to defend ourselves against such claims, whether they are with or without merit and whether they are resolved in favor of, or against, our licensors or us, we may face costly litigation and the diversion of management's attention and resources. As a result of such disputes, we may have to develop costly non-infringing technology or enter into licensing agreements. These agreements, if necessary, may be unavailable on terms acceptable to us, or at all.

Employees

As of December 31, 2003, we had 573 full-time employees worldwide, 226 of whom hold Ph.D. and/or M.D. degrees and 487 of whom were engaged in full-time research and development activities. We plan to hire additional staff as corporate collaborations are established and we expand our internal development and discovery efforts. Our success will depend upon our ability to attract and retain employees. We face competition in this regard from other companies in the biotechnology, pharmaceutical and high technology industries, as well as research and academic institutions. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Available Information

We were incorporated in Delaware in November 1994 as Exelixis Pharmaceuticals, Inc., and we changed our name to Exelixis, Inc. in February 2000.

We maintain a site on the world wide web at http://www.exelixis.com/; however, information found on our website is not incorporated by reference into this report. We make available free of charge on or through our website our SEC filings, including our annual report of Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

RISK FACTORS

Risks Related to Our Financial Results and Need for Additional Financing

We have a history of net losses. We expect to continue to incur net losses, and we may not achieve or maintain profitability.

We have incurred net losses each year since our inception, including a net loss of approximately $94.8 million for the year ended December 31, 2003. As of that date, we had an accumulated deficit of approximately $382.1 million. We expect these losses to continue and anticipate negative operating cash flow for the foreseeable future. The size of these net losses will depend, in part, on the rate of growth, if any, in our license and contract revenues and on the level of our expenses. These losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Our research and development expenditures and general and administrative costs have exceeded our revenues to date, and we expect to spend significant additional amounts to fund research and development in order to enhance our core technologies and undertake product development. In 2001, we acquired XL119, a rebeccamycin analogue that is in Phase 2 clinical development. We are currently undertaking activities leading to the initiation of the Phase 3 clinical trial of XL119 as a potential treatment for bile duct tumors, with the goal of beginning the study in the second quarter of 2004. In addition, we are conducting Phase 1 clinical trials of XL784, a potent inhibitor of the ADAM-10 metalloprotease enzyme, and plan to pursue a development path in renal and cardiovascular disease. In the last year, we have added multiple potential anticancer compounds to our development pipeline, and we anticipate filing IND applications for two additional product candidates in the first half of 2004. As a result, we expect that our operating expenses will increase significantly in the near term, and, consequently, we will need to generate significant additional revenues to achieve profitability. Because of the numerous risks and uncertainties associated with developing small molecule drugs, we are unable to predict the extent of any future losses or when we will become profitable, if at all. Even if we do increase our revenues and achieve profitability, we may not be able to maintain or increase profitability.

We will need additional capital in the future, which may not be available to us, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We will need to raise additional capital to:

- fund our operations and clinical trials;
- continue our research and development efforts; and
- commercialize our identified product candidates, if any such compounds receive regulatory approval for commercial sale.

We anticipate that our current cash and cash equivalents, short-term investments and funding to be received from current collaborators will enable us to maintain our currently planned operations for at least the next two years. Our future capital requirements will be substantial and will depend on many factors, including:

- payments received under collaborative agreements, licensing agreements and other arrangements;
- the progress and scope of our collaborative and independent clinical trials and other research and development projects;
- future clinical trial results;
- our need to expand our product and clinical development efforts;
- the cost and timing of regulatory approvals;

- the cost of establishing clinical and research supplies of our product candidates;
- the effect of competing technological and market developments;
- the filing, prosecution and enforcement of patent claims and other intellectual property rights;
- the cost of any acquisitions of or investments in businesses, products and technologies, although we currently have no commitments or agreements relating to any such transactions;
- the cost and timing of establishing or contracting for sales, marketing and distribution capabilities; and
- increased costs for clinical activities.

In addition, changes to our current operating plan may require us to consume available capital resources significantly sooner than we expect. If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We may be unable to raise sufficient additional capital when we need it, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to us or our stockholders. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms. If we raise additional funds through collaboration arrangements with third parties, it will be necessary to relinquish some rights to our technologies or our product candidates, or we may be required to grant licenses on terms that are not favorable to us.

Risks Related to Development of Product Candidates

Clinical testing of our product candidates may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

Clinical trials are inherently risky and may reveal that our product candidates are ineffective or have unacceptable toxicity or other side effects that may significantly decrease the likelihood of regulatory approval of the product candidate. The results of preliminary studies do not necessarily predict clinical or commercial success, and larger later-stage clinical trials may fail to confirm the results observed in the preliminary studies. With respect to our own proprietary compounds in development, we have established timelines for manufacturing and clinical development based on existing knowledge of the compound and industry metrics. However, we cannot provide assurance that any specified timelines with respect to the initiation or completion of clinical studies may be achieved.

We may experience numerous unforeseen events during, or as a result of, clinical testing that could delay or prevent commercialization of our product candidates, including:

- regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;
- our clinical testing may produce negative or inconclusive results, which may require us to conduct further testing or to abandon projects that we expect to be promising;
- patient registration or enrollment in our clinical testing may be lower than we anticipate, resulting in the delay or cancellation of clinical testing;
- regulators or institutional review boards may delay, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or their determination that participating patients are being exposed to unacceptable health risks; and
- the effects of our product candidates may not be the desired effects or may include undesirable side effects.

If any of these events were to occur and, as a result, we were to have significant delays in or termination of our clinical testing, our expenses could increase and our ability to generate revenue could be impaired, which would adversely impact our financial results.

In July 2001, we acquired our XL119 cancer compound, a rebeccamycin analogue, for which we plan to initiate a Phase 3 clinical trial in the second quarter of 2004. We are conducting Phase 1 clinical trials of XL784, a potent inhibitor of the ADAM-10 metalloprotease enzyme. We will have to conduct additional clinical testing in order to meet FDA requirements for regulatory approval of these and other product candidates. We have limited experience in conducting clinical trials and may not be able to rapidly or effectively continue the further development of these compounds or meet current or future requirements identified based on our discussions with the FDA. We do not know whether our planned clinical trials will begin on time, will be completed on schedule, or at all, will be sufficient for registration of these compounds or will result in approvable products.

Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The duration and the cost of clinical trials may vary significantly over the life of a project as a result of factors relating to the trial, including, among others, the following:

- the number of patients that ultimately participate in the trial;
- the duration of patient follow-up that seems appropriate in view of the results;
- the number of clinical sites included in the trials; and
- the length of time required to enroll suitable patient subjects.

In addition, our research and clinical testing regarding our product candidates may be delayed or abandoned as a result of other compounds subsequently discovered by us, or our competitors, that we believe show significantly improved safety or efficacy in comparison to our product candidates, which could cause us additional expense and could materially and adversely effect the market price of our common stock.

Risks Related to Our Dependence on Third Parties

We are dependent on our collaborations with major companies. If we are unable to achieve milestones, develop products or renew or enter into new collaborations, our revenues may decrease and our activities may fail to lead to commercialized products.

Substantially all of our revenues to date have been derived from collaborative research and development agreements. Revenues from research and development collaborations depend upon continuation of the collaborations, the achievement of milestones and royalties derived from future products developed from our research. If we are unable to successfully achieve milestones or our collaborators fail to develop successful products, we will not earn the revenues contemplated under such collaborative agreements. In addition, some of our collaborations are exclusive and preclude us from entering into additional collaborative arrangements with other parties in the area or field of exclusivity. Future collaborations may require us to relinquish some important rights, such as marketing and distribution rights.

We currently have collaborative research agreements with Bayer Corporation, Bristol-Myers Squibb (two agreements), SmithKlineBeecham, Dow AgroSciences, Renessen and Bayer CropScience. Our current collaborative agreement with Bayer Corporation is scheduled to expire in 2008, after which it will automatically be extended for one-year terms unless terminated by either party upon 12-months written notice. Our agreement permits Bayer to terminate our collaborative activities prior to 2008 upon the occurrence of specified conditions, such as the failure to agree on key strategic issues after a period of years or the acquisition of us by certain specified third parties. Our agreement with Bayer is

subject to termination at an earlier date if two or more of our Chief Executive Officer, Chief Scientific Officer, Agricultural Biotechnology Program Leader and Chief Informatics Officer cease to have a relationship with us within nine months of each other. Our former Chief Scientific Officer, Geoffrey Duyk, M.D., Ph.D., left the Company at the end of 2003.

Our mechanism of action collaborative agreement with Bristol-Myers Squibb expires in September 2004. Collaborative research under our cancer collaborative agreement with Bristol-Myers Squibb expires in January 2007, though Bristol-Myers Squibb has the option to extend this collaborative research until July 2009. Our alliance with SmithKlineBeecham is scheduled to expire in October 2008, but is subject to earlier termination at the discretion of SmithKlineBeecham starting in 2005 if we fail to meet certain diligence obligations. Research funding under our agreement with Protein Design Labs expired in May 2003. Funding under our arrangement with Dow AgroSciences is scheduled to expire in July 2004, after which Dow AgroSciences has the option to renew on an annual basis. Our collaborative research arrangement with Bayer CropScience is scheduled to expire in September 2004. The Bayer CropScience arrangement is conducted through a limited liability company, Agrinomics, which is owned equally by Bayer CropScience and Exelixis. Agrinomics is party to a recent collaborative agreement with Renessen, which expires in December 2005. We also have additional agreements providing lower amounts of committed funding with the following chemistry collaborators: Cytokinetics, Inc., Scios Inc., Schering-Plough Research Corporation, Merck & Co., Inc. and Elan Pharmaceuticals.

If these existing agreements are not renewed or if we are unable to enter into new collaborative agreements on commercially acceptable terms, our revenues and product development efforts may be adversely affected. For example, our agreement with Pharmacia Corporation terminated by mutual agreement in February 2002, which eliminated the opportunity for us to earn approximately $9.0 million in research revenue in 2002 and 2003. Although we have entered into other collaborations that offset this loss of revenue, we may not be able to enter into a new collaborative agreement on similar or superior financial terms than those under our existing arrangements, and the timing of new collaborative agreements may have a material adverse effect on our ability to continue to successfully meet our corporate goals and milestones.

Conflicts with our collaborators could jeopardize the outcome of our collaborative agreements and our ability to commercialize products.

We are conducting proprietary research programs in specific disease, therapeutic modality and agricultural product areas that are not covered by our collaborative agreements. Our pursuit of opportunities in agricultural and pharmaceutical markets could, however, result in conflicts with our collaborators in the event that any of our collaborators take the position that our internal activities overlap with those areas that are exclusive to our collaborative agreements, and we should be precluded from such internal activities. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. In addition, our collaborative agreements may have provisions that give rise to disputes regarding the rights and obligations of the parties, including the rights of collaborators with respect to our internal programs and disease area research. Any conflict with or among our collaborators could lead to the termination of our collaborative agreements, delay collaborative activities, reduce our ability to renew agreements or obtain future collaboration agreements or result in litigation or arbitration and would negatively impact our relationship with existing collaborators. Further, if our collaborators fail to develop or commercialize any of our compounds or product candidates, we may not receive any future royalties or milestone payments for such compounds or product candidates.

We have limited or no control over the resources that our collaborators may choose to devote to our joint efforts. Our collaborators may breach or terminate their agreements with us or fail to perform their obligations thereunder. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements, may experience financial difficulties, may undertake business

combinations or significant changes in business strategy that adversely affect their willingness or ability to complete their obligations under any arrangement or may fail to devote sufficient resources to the development, manufacture, marketing or sale of such products. Certain of our collaborators could also become our competitors in the future. If our collaborators develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain necessary regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of our products, our product development efforts could be delayed and may fail to lead to commercialized products.

We lack the capability to manufacture compounds for clinical trials and rely on third parties to manufacture our product candidates, and we may be unable to obtain required material in a timely manner, at an acceptable cost or at a quality level required to receive regulatory approval.

We currently do not have manufacturing capabilities or experience necessary to produce materials for clinical trials, including XL119 and XL784. We intend to rely on collaborators and third-party contractors to produce materials necessary for preclinical and clinical testing. We will rely on selected manufacturers to deliver materials on a timely basis and to comply with applicable regulatory requirements, including the FDA's current Good Manufacturing Practices, or GMP. These outsourcing efforts with respect to manufacturing clinical supplies will result in a dependence on our suppliers to timely manufacture and deliver sufficient quantities of materials produced under GMP conditions to enable us to conduct planned clinical trials and, if possible, to bring products to market in a timely manner.

Our current and anticipated future dependence upon these third-party manufacturers may adversely affect our future profit margins and our ability to develop and commercialize product candidates on a timely and competitive basis. These manufacturers may not be able to produce material on a timely basis or manufacture material at the quality level or in the quantity required to meet our development timelines and applicable regulatory requirements. We may not be able to maintain or renew our existing third-party manufacturing arrangements, or enter into new arrangements, on acceptable terms, or at all. Our third-party manufacturers could terminate or decline to renew our manufacturing arrangements based on their own business priorities, at a time that is costly or inconvenient for us. If we are unable to contract for the production of materials in sufficient quantity and of sufficient quality on acceptable terms, our planned clinical trials may be delayed. Delays in preclinical or clinical testing could delay the filing of our IND applications and the initiation of clinical trials that we have currently planned.

Our third-party manufacturers may not be able to comply with the GMP regulations, other applicable FDA regulatory requirements or similar regulations applicable outside of the United States. Additionally, if we are required to enter into new supply arrangements, we may not be able to obtain approval from the FDA of any alternate supplier in a timely manner, or at all, which could delay or prevent the clinical development and commercialization of any related product candidates. Failure of our third-party manufacturers or us to obtain approval from the FDA or to comply with applicable regulations could result in sanctions being imposed on us, including fines, civil penalties, delays in or failure to grant marketing approval of our product candidates, injunctions, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of products and compounds, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business.

If third parties on whom we rely do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.

We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories to conduct our clinical trials. If these third parties do not

successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.

Risks Related to Regulatory Approval of Our Product Candidates

Our product candidates are subject to a lengthy and uncertain regulatory process that may not result in the necessary regulatory approvals, which could adversely affect our ability to commercialize products.

Our product candidates, as well as the activities associated with their research, development and commercialization, are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate would prevent us from commercializing that product candidate. We have not received regulatory approval to market any of our product candidates in any jurisdiction and have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon the type, complexity and novelty of the product candidates involved. Before a new drug application can be filed with the FDA, the product candidate must undergo extensive clinical trials, which can take many years and may require substantial expenditures. Any clinical trial may fail to produce results satisfactory to the FDA. The FDA could determine that the design of a clinical trial is inadequate to produce reliable results. The regulatory process also requires preclinical testing, and data obtained from preclinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. In addition, delays or rejections may be encountered based upon changes in regulatory policy for product approval during the period of product development and regulatory agency review.

Changes in regulatory approval policy, regulations or statutes or the process for regulatory review during the development or approval periods of our product candidates may cause delays in the approval or rejection of an application. Even if the FDA or a comparable authority in another country approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. These agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

Risks Related to Commercialization of Products

The commercial success of any products that we may develop will depend upon the degree of market acceptance of our products among physicians, patients, health care payors, private health insurers and the medical community.

Our ability to commercialize any products that we may develop will be highly dependent upon the extent to which these products gain market acceptance among physicians, patients, health care payors, such as Medicare and Medicaid, private health insurers, including managed care organizations and group purchasing organizations, and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues, and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

- the existence of any significant side effects, as well as their severity in comparison to any competing products;

- potential advantages over alternative treatments;
- the ability to offer our product candidates for sale at competitive prices;
- relative convenience and ease of administration;
- the strength of marketing and distribution support; and
- sufficient third-party coverage or reimbursement.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

We have no experience as a company in the sales, marketing and distribution of pharmaceutical products and do not currently have a sales organization. Developing a sales force would be expensive and time-consuming and could delay any product launch, and we could not be certain that we could develop this capacity. However, to the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves. If we are unable to establish adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenues and may not become profitable.

If we are unable to obtain adequate coverage and reimbursement from third-party payors for any products that we may develop, our revenues and prospects for profitability will suffer.

Our ability to commercialize any products that we may develop will be highly dependent on the extent to which coverage and reimbursement for our products will be available from third-party payors, including governmental payors, such as Medicare and Medicaid, and private health insurers, including managed care organizations and group purchasing organizations. Many patients will not be capable of paying for some or all of the products that we may develop themselves and will rely on third-party payors to pay for their medical needs. If third-party payors do not provide coverage or reimbursement for any products that we may develop, our revenues and prospects for profitability will suffer. In addition, even if third-party payors provide some coverage or reimbursement for our products, the availability of such coverage or reimbursement for prescription drugs under private health insurance and managed care plans often varies based on the type of contract or plan purchased.

A primary trend in the United States health care industry is toward cost containment. In December 2003, the President signed into law legislation creating a prescription drug benefit program for Medicare recipients. The prescription drug program established by the legislation may have the effect of reducing the prices that we are able to charge for products we develop and sell through these plans. This prescription drug legislation may also cause third-party payors other than the federal government, including the States under the Medicaid program, to discontinue coverage for products we develop or to lower the amount that they will pay.

Another development that may affect the pricing of drugs is the proposed Congressional action regarding drug reimportation into the United States. The Medicare Prescription Drug Plan legislation gives additional discretion to the Secretary of Health and Human Services to allow drug reimportation from foreign countries into the United States under some circumstances, including countries where the drugs are sold at a lower price than in the United States. Proponents of drug reimportation may attempt to pass legislation, which would directly allow reimportation under certain circumstances. If legislation or regulations were passed allowing the reimportation of drugs, they could decrease the price we receive for any products that we may develop, negatively affecting our revenues and prospects for profitability.

In addition, in some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost effectiveness of our product candidates or products to other available therapies. The conduct of such a clinical trial could be expensive and result in delays in our commercialization. Third-party payors are challenging the prices charged for medical products and services, and many third-party payors limit reimbursement for newly approved health care products. In particular, third-party payors may limit the indications for which they will reimburse patients who use any products that we may develop. Cost-control initiatives could decrease the price we might establish for products that we may develop, which would result in lower product revenues to us.

Our competitors may develop products and technologies that make our products and technologies obsolete.

The biotechnology industry is highly fragmented and is characterized by rapid technological change. In particular, the area of gene research is a rapidly evolving field. We face, and will continue to face, intense competition from large biotechnology and pharmaceutical companies, as well as academic research institutions, clinical reference laboratories and government agencies that are pursuing research activities similar to ours. Some of our competitors have entered into collaborations with leading companies within our target markets, including some of our existing collaborators. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us, which would impair our ability to commercialize our product candidates. Our future success will depend on our ability to maintain a competitive position with respect to technological advances.

Any products that are developed through our technologies will compete in highly competitive markets. Further, our competitors may be more effective at using their technologies to develop commercial products. Many of the organizations competing with us have greater capital resources, larger research and development staffs and facilities, more experience in obtaining regulatory approvals and more extensive product manufacturing and marketing capabilities. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies and products, and those of our collaborators, obsolete and noncompetitive. In addition, there may be product candidates of which we are not aware at an earlier stage of development that may compete with our product candidates.

Risks Related to Our Intellectual Property

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our success will depend in part on our ability to obtain patents and maintain adequate protection of the intellectual property related to our technologies and products. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting and defending such rights in foreign jurisdictions. We will continue to apply for patents covering our technologies and products as and when we deem appropriate. However, these applications may be challenged or may fail to result in issued patents. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that cover the production,

manufacture, commercialization or use of our product candidates. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patents. In addition, our patents may be challenged or invalidated or may fail to provide us with any competitive advantages, if, for example, others were the first to invent or to file patent applications for these inventions.

We rely on trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information and trade secrets, but these measures may not provide adequate protection. While we seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants, we cannot assure you that our proprietary information will not be disclosed, or that we can meaningfully protect our trade secrets. In addition, our competitors may independently develop substantially equivalent proprietary information or may otherwise gain access to our trade secrets.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability to avoid infringing patents and proprietary rights of third parties and not breaching any licenses that we have entered into with regard to our technologies. Other parties have filed, and in the future are likely to file, patent applications covering genes and gene fragments, techniques and methodologies relating to model systems and products and technologies that we have developed or intend to develop. If patents covering technologies required by our operations are issued to others, we may have to rely on licenses from third parties, which may not be available on commercially reasonable terms, or at all, and may require us to pay substantial royalties, grant a cross-license to some of our patents to another patent holder or redesign the formulation of a product candidate so that it does not infringe these patents, which may not be possible or could require substantial time and expense.

Third parties may accuse us of employing their proprietary technology without authorization. In addition, third parties may obtain patents that relate to our technologies and claim that use of such technologies infringes these patents. Regardless of their merit, such claims could require us to incur substantial costs, including the diversion of management and technical personnel, in defending ourselves against any such claims or enforcing our patents. In the event that a successful claim of infringement is brought against us, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, or at all. Defense of any lawsuit or failure to obtain any of these licenses could adversely affect our ability to develop and commercialize products.

Risks Related to Employees, Growth and Location

The loss of key personnel or the inability to attract and retain additional personnel could impair our ability to expand our operations.

We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives and the continuation of existing collaborations. However, we do not currently have sufficient executive management and technical personnel to fully execute our business plan. In addition, our former Chief Scientific Officer left the Company at the end of 2003. Recruiting and retaining qualified scientific and clinical personnel will be critical to support activities related to advancing our clinical and preclinical development programs, and supporting our collaborative arrangements and our internal proprietary research and development efforts. Although we believe we will be successful in replacing our Chief Scientific Officer, and in attracting and retaining qualified management, competition is intense for experienced technical

personnel, and we may be unable to retain or recruit scientists with the expertise or experience necessary to allow us to pursue collaborations, develop our products and core technologies or expand our operations to the extent otherwise possible.

Our collaborations with outside scientists may be subject to restriction and change.

We work with scientific and clinical advisors and collaborators at academic and other institutions that assist us in our research and development efforts. These scientists and advisors are not our employees and may have other commitments that would limit their availability to us. Although our advisors and collaborators generally agree not to do competing work, if a conflict of interest between their work for us and their work for another entity arises, we may lose their services. In addition, although our advisors and collaborators sign agreements not to disclose our confidential information, it is possible that valuable proprietary knowledge may become publicly known through them.

Difficulties we may encounter managing our growth may divert resources and limit our ability to successfully expand our operations.

We have experienced a period of rapid and substantial growth that has placed, and our anticipated growth in the future will continue to place, a strain on our research, administrative and operational infrastructure. As our operations expand domestically and internationally, we will need to continue to manage multiple locations and additional relationships with various collaborative partners, suppliers and other third parties. Our ability to manage our operations and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. In addition, recent SEC rules and regulations have increased the internal control and regulatory requirements under which we operate. We may not be able to successfully implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

Our headquarters facilities are located near known earthquake fault zones, and the occurrence of an earthquake or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

Given our headquarters location in South San Francisco, California, our facilities are vulnerable to damage from earthquakes. We are also vulnerable worldwide to damage from other types of disasters, including fire, floods, power loss, communications failures, terrorism and similar events. If any disaster were to occur, our ability to operate our business at our facilities would be seriously, or potentially completely, impaired. In addition, the unique nature of our research activities could cause significant delays in our programs and make it difficult for us to recover from a disaster. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions. Accordingly, an earthquake or other disaster could materially and adversely harm our ability to conduct business.

Risks Related to Research and Genetic Engineering of Products

Social issues may limit the public acceptance of genetically engineered products, which could reduce demand for our products.

Although our technology is not dependent on genetic engineering, genetic engineering plays a prominent role in our approach to product development. For example, research efforts focusing on plant traits may involve either selective breeding or modification of existing genes in the plant under study. Public attitudes may be influenced by claims that genetically engineered products are unsafe for consumption or pose a danger to the environment. Such claims may prevent our genetically engineered products from gaining public acceptance. The commercial success of our future products will depend, in

part, on public acceptance of the use of genetically engineered products, including drugs and plant and animal products.

The subject of genetically modified organisms has received negative publicity, which has aroused public debate. For example, certain countries in Europe are considering regulations that ban products or require express labeling of products that contain genetic modifications or are "genetically modified." Adverse publicity has resulted in greater regulation internationally and trade restrictions on imports of genetically altered products. If similar action is taken in the U.S., genetic research and genetically engineered products could be subject to greater domestic regulation, including stricter labeling requirements. To date, our business has not been hampered by these activities. However, such publicity in the future may prevent any products resulting from our research from gaining market acceptance and reduce demand for our products.

Laws and regulations may reduce our ability to sell genetically engineered products that we or our collaborators develop in the future.

We or our collaborators may develop genetically engineered agricultural and animal products. The field-testing, production and marketing of genetically engineered products are subject to regulation by federal, state, local and foreign governments. Regulatory agencies administering existing or future regulations or legislation may prevent us from producing and marketing genetically engineered products in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs and the commercialization of products. The FDA has released a policy statement stating that it will apply the same regulatory standards to foods developed through genetic engineering as it applies to foods developed through traditional plant breeding. Genetically engineered food products will be subject to premarket review, however, if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions regarding safety or our products are deemed to be food additives.

To date, the FDA has not required genetically engineered agricultural products to be labeled as such, provided that these products are as safe and have the same nutritional characteristics as conventionally developed products. The FDA may reconsider or change its policies, and local or state authorities may enact labeling requirements, either of which could have a material adverse effect on our ability or the ability of our collaborators to develop and market products resulting from our efforts.

We use hazardous chemicals and radioactive and biological materials in our business. Any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Our research and development processes involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. We may be sued for any injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our insurance coverage and our total assets. Compliance with environmental laws and regulations may be expensive, and current or future environmental regulations may impair our research, development and production efforts.

In addition, our collaborators may use hazardous materials in connection with our collaborative efforts. To our knowledge, their work is performed in accordance with applicable biosafety regulations. In the event of a lawsuit or investigation, however, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials used by these parties.

Further, we may be required to indemnify our collaborators against all damages and other liabilities arising out of our development activities or products produced in connection with these collaborations.

If product liability lawsuits are successfully brought against us, we could face substantial liabilities that exceed our resources.

We may be held liable if any product our collaborators or we develop causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. Regardless of merit or eventual outcome, product liability claims could result in decreased demand for our product candidates, injury to our reputation, withdrawal of patients from our clinical trials, substantial monetary awards to trial participants and the inability to commercialize any products that we may develop. Although we intend to obtain general liability and product liability insurance, this insurance may be prohibitively expensive, or may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or to otherwise protect ourselves against potential product liability claims could prevent or inhibit the commercialization of products developed by our collaborators or us.

Risks Related to Our Common Stock

We expect that our quarterly results of operations will fluctuate, and this fluctuation could cause our stock price to decline, causing investor losses.

Our quarterly operating results have fluctuated in the past and are likely to fluctuate in the future. A number of factors, many of which we cannot control, could subject our operating results and stock price to volatility, including:

- recognition of upfront licensing or other fees;
- payments of non-refundable upfront or licensing fees to third parties;
- acceptance of our technologies and platforms;
- the success rate of our discovery efforts leading to milestone payments and royalties;
- the introduction of new technologies or products by our competitors;
- the timing and willingness of collaborators to commercialize our products;
- our ability to enter into new collaborative relationships;
- the termination or non-renewal of existing collaborations;
- the timing and amount of expenses incurred for clinical development and manufacturing of our products;
- the impairment of acquired goodwill and other assets; and
- general and industry-specific economic conditions that may affect our collaborators' research and development expenditures.

A large portion of our expenses, including expenses for facilities, equipment and personnel, are relatively fixed in the short term. In addition, we expect operating expenses to increase significantly during the next year. Accordingly, if our revenues decline or do not grow as anticipated due to the expiration of existing contracts or our failure to obtain new contracts, our inability to meet milestones or other factors, we may not be able to correspondingly reduce our operating expenses. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future

performance. As a result, in some future quarters, our operating results may not meet the expectations of stock market analysts and investors, which could result in a decline in the price of our stock.

Our stock price may be extremely volatile.

We believe the trading price of our common stock will remain highly volatile and may fluctuate substantially due to factors such as the following:

- adverse results or delays in clinical trials;
- announcement of FDA approval or non-approval, or delays in the FDA review process, of our or our collaborators' product candidates or those of our competitors or actions taken by regulatory agencies with respect to our, our collaborators' or our competitors' clinical trials;
- the announcement of new products by us or our competitors;
- quarterly variations in our or our competitors' results of operations;
- any intellectual property infringement lawsuit involving us;
- failure to achieve operating results projected by securities analysts;
- changes in earnings estimates or recommendations by securities analysts;
- developments in the biotechnology industry;
- sales of large blocks of our common stock or sales of our common stock by our executive officers, directors and significant stockholders;
- departures of key personnel;
- acquisitions of other companies or technologies; and
- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

These factors and fluctuations, as well as general economic, political and market conditions, may materially adversely affect the market price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert management's attention and resources, which could have a material and adverse effect on our business.

We are exposed to risks associated with acquisitions.

We have made, and may in the future make, acquisitions of, or significant investments in, businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including, but not limited to:

- difficulties and increased costs in connection with integration of the personnel, operations, technologies and products of acquired companies;
- diversion of management's attention from other operational matters;
- the potential loss of key employees of acquired companies;
- the potential loss of key collaborators of the acquired companies;
- lack of synergy, or the inability to realize expected synergies, resulting from the acquisition; and

- acquired intangible assets becoming impaired as a result of technological advancements or worse-than-expected performance of the acquired company.

Mergers and acquisitions are inherently risky, and the inability to effectively manage these risks could materially and adversely affect our business, financial condition and results of operations.

Future sales of our common stock may depress our stock price.

If our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deemed appropriate. For example, following an acquisition, a significant number of shares of our common stock held by new stockholders may become freely tradable or holders of registration rights could cause us to register their shares for resale. Sales of these shares of common stock held by existing stockholders could cause the market price of our common stock to decline.

Some of our existing stockholders can exert control over us, and their interests could conflict with the best interests of our other stockholders.

Due to their combined stock holdings, our officers, directors and principal stockholders (stockholders holding more than 5% of our common stock), acting together, may be able to exert significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of our company, even when a change may be in the best interests of our stockholders. In addition, the interests of these stockholders may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, these stockholders could cause us to enter into transactions or agreements that you would not approve of.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our corporate charter and bylaws may discourage, delay or prevent an acquisition of us, a change in control, or attempts by our stockholders to replace or remove members of our current Board of Directors. Because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

- a classified Board of Directors;
- a prohibition on actions by our stockholders by written consent;
- the ability of our Board of Directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our Board of Directors; and
- limitations on the removal of directors.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Finally, these

provisions establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders.

ITEM 2. PROPERTIES

We currently have commitments to lease an aggregate of 213,967 square feet of office and laboratory facilities in four buildings in South San Francisco, California. The first building lease, for 33,000 square feet, expires on July 31, 2005. The second building lease covers three buildings, one for 70,000 square feet, the second for 50,000 square feet and the third for 60,967 square feet. The lease for these three buildings expires in 2017, not including two five-year options to extend the term prior to expiration. During 2002, we also subleased two additional facilities totaling 12,000 square feet in South San Francisco for continued expansion. The lease for one of these facilities expires in 2004 with the option to rent on a month-to-month basis thereafter. The lease for the other facility expired in 2003, and we have continued to lease the facility on a month-to-month basis.

We lease approximately 17,000 square feet of office and laboratory space in Portland, Oregon and own a 15-acre farm in Woodburn, Oregon. Greenhouse capacity at the farm currently totals 50,000 square feet. The lease in Portland expires on February 28, 2006, and there is an option to renew for an additional five years.

We lease approximately 45,800 square feet of office and laboratory space in Köln, Germany and an additional 1,300 square feet of laboratory space in Tübingen, Germany. These leases expire at dates ranging from June 30, 2004 to March 31, 2009. There is an option to renew some of the leases for a period ranging from three to four years. We are currently attempting to terminate our lease for the laboratory space in Tübingen, Germany as a result of the restructuring initiated during the third quarter of 2003.

We lease approximately 41,700 square feet of office and research and development space in Boulder, Colorado, all of which is sublet for the remaining term of the lease. This lease expires in July 2005.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the Nasdaq National Market under the symbol "EXEL" since April 11, 2000. The following table sets forth, for the periods indicated, the high and low bid quotations for our common stock as reported by the Nasdaq National Market:

	Common Stock Price	
	High	Low
Quarter ended December 31, 2003	$ 8.21	$ 5.99
Quarter ended September 30, 2003	$ 9.40	$ 5.99
Quarter ended June 30, 2003	$ 9.75	$ 6.52
Quarter ended March 31, 2003	$ 8.03	$ 5.01
Quarter ended December 31, 2002	$ 9.41	$ 2.95
Quarter ended September 30, 2002	$ 7.45	$ 3.50
Quarter ended June 30, 2002	$13.56	$ 5.63
Quarter ended March 31, 2002	$16.72	$10.88

On February 13, 2004, the last reported sale price on the Nasdaq National Market for our common stock was $8.00 per share.

Holders

As of February 13, 2004, there were approximately 918 stockholders of record of Exelixis common stock.

Dividends

Since inception, we have not paid dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and currently do not plan to pay any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated historical information has been derived from the audited consolidated financial statements of Exelixis. The financial information as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K. The following Selected Consolidated Financial Data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Consolidated Financial Statements and Supplementary Data" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,				
	2003	2002	2001	2000	1999
	(In thousands, except per share data)				
Statement of Operations Data:					
Total revenues	51,540	44,322	41,006	24,759	10,510
Operating expenses:					
Research and development	127,622	112,014	82,700	51,685	21,653
Selling, general and administrative	18,586	18,758	19,166	15,678	7,624
Acquired in-process research and development	—	—	6,673	38,117	—
Impairment of goodwill	—	—	2,689	—	—
Amortization of goodwill and intangibles	666	666	5,092	260	—
Restructuring charge	925	708	—	—	—
Total operating expenses	147,799	132,146	116,320	105,740	29,277
Loss from operations	(96,259)	(87,824)	(75,314)	(80,981)	(18,767)
Interest and other income (expense), net	1,140	3,290	4,128	5,569	46
Minority interest in subsidiary net loss	—	—	—	101	—
Loss from continuing operations before income tax	(95,119)	(84,534)	(71,186)	(75,311)	(18,721)
Provision (benefit) for income taxes	(345)	345	—	—	—
Loss from continuing operations	(94,774)	(84,879)	(71,186)	(75,311)	(18,721)
Loss from operations of discontinued segment	—	(1,251)	—	—	—
Net loss	$(94,774)	$(86,130)	$(71,186)	$(75,311)	$(18,721)
Loss per share from continuing operations	$ (1.45)	$ (1.50)	$ (1.53)	$ (2.43)	$ (4.60)
Loss per share from discontinued operations	—	(0.02)	—	—	—
Net loss per share, basic and diluted	$ (1.45)	$ (1.52)	$ (1.53)	$ (2.43)	$ (4.60)
Shares used in computing basic and diluted net loss per share	65,387	56,615	46,485	31,031	4,068

	December 31,				
	2003	2002	2001	2000	1999
	(In thousands)				
Balance Sheet Data:					
Cash, cash equivalents, short-term investments and restricted cash and investments	$241,930	$221,987	$227,700	$112,552	$ 6,904
Working capital (deficit)	189,968	178,914	194,242	96,019	(672)
Total assets	357,794	339,113	346,614	204,914	18,901
Long-term obligations, less current portion	102,411	65,372	48,667	7,976	11,132
Deferred stock compensation, net	(33)	(977)	(4,137)	(10,174)	(14,167)
Accumulated deficit	(382,128)	(287,354)	(201,224)	(130,038)	(54,727)
Total stockholders' equity (deficit)	161,482	175,920	237,220	162,734	(49,605)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the "Selected Consolidated Financial Data" and the financial statements and notes thereto included in this Annual Report on Form 10-K. Historical operating results are not necessarily indicative of results that may occur in future periods.

Overview

Our primary mission is to develop proprietary human therapeutics by leveraging our integrated discovery platform to increase the speed, efficiency and quality of pharmaceutical product discovery and development. We have generated a substantial development pipeline of small molecule cancer compounds that we believe are therapeutically differentiated and commercially valuable. The pipeline is led by XL119, our Phase 3 cancer compound, and includes XL784, XL647, XL999, XL844 and additional novel cancer-related compounds arising from our gene-to-drug platform.

We have incurred net losses since inception and expect to incur substantial losses for at least the next several years as we continue our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies. As of December 31, 2003, we had approximately $241.9 million in cash, cash equivalents, short-term investments and restricted cash and investments. We anticipate that our current cash, cash equivalents, short-term investments and funding to be received from current collaborators will enable us to maintain our currently planned operations for at least the next two years. Changes to our current operating plan may require us to consume available capital resources significantly sooner than we expect.

We have collaborations with major pharmaceutical, biotechnology and agrochemical companies based on the strength of our technologies and biological expertise in order to support additional development of our proprietary product candidates. Through these collaborations, we obtain license fees and research funding, together with the opportunity to receive milestone payments and royalties from research results and subsequent product development. In addition, many of our collaborations have been structured strategically to provide us access to technology to more rapidly advance our internal programs, while at the same time retaining rights to use the same information in different industries or for different development opportunities. We have ongoing commercial collaborations with several leading pharmaceutical, biotechnology and agrochemical companies, including: Bayer CropScience LP (formerly Aventis USA LP), Bayer Corporation, Bristol-Myers Squibb Company (two collaborations), Cytokinetics, Inc., Dow AgroSciences LLC, Elan Pharmaceuticals, Inc., Merck & Co., Inc. (two collaborations), Renessen LLC, Scios Inc., Schering-Plough Research Institute, Inc. and SmithKlineBeecham Corporation.

As our company has matured and our development efforts have intensified, we have restructured the organization as needed to reallocate resources and enhance the efficiency of our operations. We believe that these efforts have strengthened us by enabling us to achieve an appropriate functional balance within the organization. We expect to continue to use corporate partnering as a strategic tool to cultivate our assets, fund our operations, and to expand the therapeutic and commercial potential of our pipeline.

Business Combinations

As part of our business strategy, we consider merger and acquisition opportunities that may provide us with products on the market, later stage compounds, technologies to accelerate our downstream drug discovery efforts, or access to capital.

Genomica

On December 28, 2001, we acquired approximately 94% of the outstanding common stock of Genomica Corporation ("Genomica"), a bio-informatics software company. The acquisition of Genomica was completed in January 2002. The purchase price for Genomica, which for financial accounting purposes was valued at $110.0 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based on an independent valuation. As a result of this transaction, we recorded net tangible assets of $106.2 million (including cash and investments of $109.6 million), developed technology of $400,000 and goodwill of $3.4 million. At the same time, we recorded a goodwill impairment charge of $2.7 million, which was expensed in 2001 to operations.

In December 2001, in connection with the acquisition of Genomica, Exelixis adopted an exit plan for Genomica. Under this exit plan, we terminated Genomica's entire workforce and abandoned its leased facilities in Boulder, Colorado and Sacramento, California. The estimated costs of the exit plan amounted to $2.9 million, consisted primarily of employee severance and benefits and lease abandonment costs, and were included as part of the liabilities assumed in the acquisition. As of December 31, 2003, the remaining actions to be taken under the exit plan consist of approximately $700,000 in residual payments related to the lease obligation for the facility in Boulder, Colorado, net of estimated payments from sub-lessors, which are expected to continue until the termination of the lease in 2005.

Artemis

In May 2001, we acquired 78% of the outstanding capital stock of Artemis Pharmaceuticals GmbH, a privately held genetics and functional genomics company organized under the laws of Germany. In December 2001 and January 2002, we exercised call options for the remaining 22% of the outstanding capital stock of Artemis. The total purchase price for Artemis, which for financial accounting purposes was valued at $28.2 million, was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based upon an independent valuation. As a result of this transaction, we recorded expense associated with the purchase of in-process research and development of $6.7 million, net tangible assets of $2.8 million and intangible assets (including goodwill) of $18.7 million.

Agritope

In December 2000, we completed our acquisition of Agritope, Inc. As a result of the acquisition, Agritope became our wholly-owned subsidiary, and we subsequently changed its name to Exelixis Plant Sciences, Inc.

Critical Accounting Estimates

We believe the following are our critical accounting estimates:

Revenue Recognition

Most of our revenues are generated from complex research and licensing arrangements. These research and licensing arrangements may include up-front non-refundable payments. Although these up-front payments are generally non-refundable, under U.S. generally accepted accounting principles ("GAAP") we defer the revenues under these arrangements and recognize the revenues on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Our research and license arrangements may also include milestone payments. Although these milestone payments are generally non-refundable once the milestone is achieved, we recognize the milestone revenues on a straight-line basis over the research term of the arrangement. This typically results in a

portion of the milestone being recognized at the date the milestone is achieved, and the balance being recognized over the remaining research term of the agreement. It is our understanding that there is diversity in practice on the recognition of milestone revenue. Other companies have adopted an alternative acceptable milestone revenue recognition policy whereby the full milestone fee is recognized upon completion of the milestone. If we had adopted such a policy, our revenues recorded to date would have increased and our deferred revenues would have decreased by an immaterial amount compared to total revenue recognized. Revenues from chemistry collaborations are generally recognized upon the delivery of accepted compounds.

Goodwill and Intangible Impairment

As of December 31, 2003, our consolidated balance sheet included approximately $71.5 million of goodwill and other intangible assets. Under U.S. generally accepted accounting principles, we evaluate goodwill for impairment on an annual basis and on an interim basis if events or changes in circumstances between annual impairment tests indicate that the asset might be impaired. We will also evaluate other intangible assets for impairment when impairment indicators are identified. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. These estimates include forecasted revenues, which are inherently difficult to predict. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for these assets. Furthermore, our impairment evaluation of goodwill requires management to exercise judgment in the identification of our reporting units. The impairment tests for goodwill are performed at the reporting unit level, which currently management has identified to be one unit, the single operating segment disclosed in our current financial statements. In the future, management may determine that the impairment tests should be performed at a level below the single operating segment disclosed in our current financial statements, depending upon whether certain criteria are met.

Results of Operations—Comparison of Years Ended December 31, 2003, 2002 and 2001

Revenues

Total revenues and dollar and percentage changes as compared to the prior year are as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2003	2002	2001
Total revenues	$51.5	$44.3	$41.0
Dollar increase	$ 7.2	$ 3.3	
Percentage increase	16%	8%	

The increase in revenues from 2002 to 2003 was driven primarily by our October 2002 corporate collaboration with GlaxoSmithKline and an increase in revenue under our chemistry collaborations established with Cytokinetics, Inc., Elan Pharmaceuticals, Inc., Merck, Inc., Scios Inc. and Schering-Plough Research Institute, Inc. to jointly design custom high-throughput screening compound libraries. This increase was partially offset by the reduction in revenue from the scheduled conclusion of our collaborations with Pharmacia Corporation in February 2002 and Protein Design Labs in May 2003. The increase from 2001 to 2002 resulted primarily from the impact of our corporate collaborations with GlaxoSmithKline, Bristol-Myers Squibb and Protein Design Labs and from compound deliveries under our chemistry collaborations, partially offset by a reduction of revenue from Pharmacia due to the scheduled February 2002 conclusion of our collaboration.

Research and Development Expenses

Total research and development expenses and dollar and percentage changes as compared to the prior year are as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2003	2002	2001
Total R&D expense	$127.6	$112.0	$82.7
Dollar increase	$ 15.6	$ 29.3	
Percentage increase	14%	35%	

Research and development expenses consist primarily of salaries and other personnel-related expenses, laboratory supplies, consulting and facilities costs. The increase in 2003 over 2002 resulted primarily from the following costs:

- Personnel—Staffing costs increased 8% to $46.3 million primarily due to expansion of our drug discovery and development operations, merit pay increases for employees and increasing employee benefit costs. Salaries, bonuses, related fringe benefits, recruiting and relocation costs are included in personnel costs.
- Lab Supplies—Lab supplies expense increased 6% to $23.2 million due primarily to an increase in drug discovery activities such as lead optimization, high throughput screening and compound synthesis.
- Consulting—Consulting expense increased 30% to $16.6 million, primarily due to activities related to advancing our clinical and preclinical development programs. These activities included filing an IND application for XL784 at the end of the first quarter of 2003 and commencing Phase 1 clinical studies for XL784 in June 2003; advancing a series of development candidates and back-up compounds into preclinical testing in anticipation of filing additional IND applications; manufacturing drug substance for those compounds to support preclinical studies; and manufacturing XL119 to support initiation of registration trials.
- Facilities—Facilities expense increased 39% to $13.4 million primarily due to our expansion into an additional building in South San Francisco, California as a result of our expanding drug discovery and development operations.

The increase in 2002 over 2001 resulted primarily from the following costs:

- Personnel—Staffing costs increased by 34% to $43.0 million, which was directly attributable to an increase in personnel. The increase in personnel was to support new collaborative arrangements and our internal proprietary research efforts. Salary, bonuses, related fringe benefits, recruiting and relocation costs are included in personnel costs.
- Lab Supplies—As a result of the increase in personnel, our compound collaborations and the significant expansion of our drug discovery operations, lab supplies expense increased 41% to $21.8 million during 2002.
- Licenses and Consulting—In order to support new collaborative arrangements, manufacture the rebeccamycin analog to ensure adequate clinical supply, complete data analysis for Phase 2 clinical trials, plan for registration trials of the rebeccamycin analog and to advance XL 784 through preclinical toxicology testing, license and consulting expenses increased 128% to $12.8 million during 2002.

The table below summarizes the status of our current drug candidates:

Program	Clinical Status
XL119	Expect to initiate a Phase 3 clinical trial in the 2nd quarter of 2004
XL784	Currently in Phase 1 clinical trials
XL647	Expect to file IND application in the 1st quarter of 2004
XL999	Expect to file IND application in the 2nd quarter of 2004
XL844	Expect to file IND application in early 2005

We currently estimate that typical Phase 1 clinical trials last approximately one year, Phase 2 clinical trials last approximately one to two years and Phase 3 clinical trials last approximately two to four years. However, the length of time generally varies substantially according to factors relating to the trial, such as the type and intended use of the product candidate, the trial design and ability to enroll suitable patients.

We expect that research and development expenses will continue to increase in the future as we advance XL119 and XL784 through clinical trials, file anticipated IND applications and initiate clinical programs for XL647 and XL999, advance XL844 toward IND status and make progress in our other preclinical programs with the goal of filing additional IND applications and initiating additional clinical programs in 2005 and 2006. We currently do not have estimates of total costs to reach the market by a particular drug candidate or in total. Our potential therapeutic products are subject to a lengthy and uncertain regulatory process that may not result in the necessary regulatory approvals, which could adversely affect our ability to commercialize products. In addition, clinical trials of our potential products may fail to demonstrate safety and efficacy, which could prevent or significantly delay regulatory approval.

General and Administrative Expenses

Total general and administrative expenses and dollar and percentage changes as compared to the prior year are as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2003	2002	2001
Total G&A expense	$18.6	$18.8	$19.2
Dollar increase (decrease)	$(0.2)	$(0.4)	
Percentage increase (decrease)	(1)%	(2)%	

General and administrative expenses consist primarily of staffing costs to support our research activities, facilities costs and professional expenses, such as legal fees. The decrease in 2003 from 2002 was primarily due to a decrease in non-cash stock compensation expense of $0.7 million, as described below, partially offset by increased insurance and patent costs. The decrease in 2002 from 2001 was primarily due to a decrease in non-cash stock compensation expense of $1.5 million, partially offset by an increase in costs associated with personnel and facilities to support expansion of our research and development operations.

Acquired In-Process Research and Development

In 2001, we recorded in-process research and development expense of $6.7 million related to the Artemis acquisition. The valuation of in-process research and development was determined by management based upon the results of an independent valuation using the income approach for each of the three significant in-process projects. The in-process projects relate primarily to the development of technologies that use vertebrate genetic model organisms, zebrafish and mice, to identify and functionally validate novel genes in vivo. These genes can be used as novel screening targets or as the

basis for secreted proteins in clinically and commercially relevant diseases. The income approach estimates the value of each acquired in-process project based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 30%, which was considered commensurate with the overall risk and percent complete of the in-process projects. The purchased in-process technology was not considered to have reached technological feasibility nor have any alternative future use, and accordingly, it was recorded as a component of operating expenses. As of December 31, 2003, the in-process projects have been substantially completed.

Impairment of Goodwill

In 2001, we acquired $3.4 million of goodwill in connection with our Genomica acquisition. At the same time, we recorded a goodwill impairment charge of $2.7 million, which was expensed in 2001 to operations. The impairment was calculated in accordance with SFAS 121, by estimating the present value of future cash flows for the ongoing Genomica licensing business using a risk adjusted discount rate. The impaired goodwill represented excess purchase price, which we viewed as economically equivalent to financing costs for the acquired cash and investments.

Amortization of Goodwill and Other Intangibles

Total amortization of goodwill and intangibles and dollar and percentage changes as compared to the prior year are as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2003	2002	2001
Amortization	$0.7	$ 0.7	$5.1
Dollar increase (decrease)	$0.0	$(4.4)	
Percentage increase (decrease)	0%	(87)%	

Goodwill and intangibles result from our acquisitions of Genomica, Artemis and Agritope (renamed Exelixis Plant Sciences). The decrease in 2003 and 2002 as compared to 2001 was primarily related to our adoption of SFAS 142, whereby goodwill is no longer amortized.

Restructuring Charge

In the third quarter of 2003, we implemented a restructuring of our research and development organization designed to reallocate resources and enhance the efficiency of our operations. The restructuring includes a reduction in force of 61 research personnel located in South San Francisco, California and Tübingen, Germany, closure of our Tübingen facility and relocation of certain research activities and employees from Tübingen to South San Francisco. The reduction in force is expected to conclude in the first quarter of 2004.

In connection with the restructuring plan, we recorded a charge of approximately $925,000 during 2003 consisting primarily of severance, retention bonuses and legal and outplacement services fees. Through the first quarter of 2004, we expect to record additional expenses related to this restructuring plan of approximately $1.3 million excluding any gain or loss associated with the reclassification of currency translation adjustment from equity, which will be recorded upon the wind down of our Tübingen facility. This estimate is subject to change depending upon the settlement of contractual commitments related to the Tübingen location, changes in the Euro exchange rate, and other factors.

During the fourth quarter of 2002, we implemented a restructuring plan, which resulted in a reduction in workforce of 40 employees primarily from our U.S. research operations. Accordingly, we recorded a restructuring charge of $708,000 comprised primarily of involuntary termination benefits. The restructuring plan was implemented in order to facilitate our evolution into a fully integrated drug discovery company and the reallocation of resources to permit greater focus on building our expanding portfolio of development programs.

Other Income (Expense), Net

Total other income (expense), net and dollar and percentage changes as compared to the prior year are as follows (dollar amounts are presented in millions):

	Year Ended December 31,		
	2003	2002	2001
Other income, net	$ 1.1	$ 3.3	$4.1
Dollar increase (decrease)	$(2.2)	$(0.8)	
Percentage increase (decrease)	(67)%	(20)%	

Other income, net consists primarily of interest income earned on cash, cash equivalents and short-term investments, offset by interest expense incurred on notes payable, bank obligations and capital lease obligations. The decrease in 2003 compared to 2002 and in 2002 compared to 2001 was the result of a decrease in interest income due to an overall decline in interest rates coupled with an increase in interest expense related to an increase in notes payable and bank obligations.

Discontinued Operations

In April 2002, we transferred the Genomica software business to Visualize for future consideration of up to $2.4 million in license fees and royalty payments. Pursuant to the terms of the transaction, Visualize obtained a license with all rights and obligations to third parties currently licensing the Genomica software, including the sole right to further develop and license the software to other third parties. Royalties that we receive, if any, will be recorded in the period they are earned as a gain in discontinued operations. In addition, Visualize assumed the lease obligation for Genomica's abandoned facility in Sacramento, California. We retained an internal use license for the software. As a result of this transaction, we reported the operating results of Genomica and the estimated loss on the sale of Genomica as discontinued operations. For the period beginning January 1, 2002 and ending with the discontinuation of Genomica's operations in April 2002, Genomica's operating results consisted of revenues of approximately $58,000 and an operating loss of approximately $456,000. The loss on the sale of Genomica includes the write-off of goodwill of approximately $971,000, partially offset by a change in estimate for Genomica's lease obligation for the Sacramento facility assumed by Visualize of approximately $176,000.

Income Taxes

We have incurred net losses since inception and, consequently, have not recorded any U.S. federal or state income taxes. We recorded a tax provision of approximately $345,000 during the year ended December 31, 2002 related to income earned in our foreign operations. Due to a favorable outcome on a position we took with the German tax authorities, we reversed the tax provision in 2003. We do not expect to pay income taxes on our foreign operations for the year ended December 31, 2003.

As of December 31, 2003, we had federal and California net operating loss carryforwards of approximately $315.0 million and $60.0 million, respectively. We had federal and California research and development credit carryforwards of approximately $9.5 million and $9.9 million, respectively. If not utilized, the net operating loss and credit carryforwards expire at various dates beginning in 2004.

Under the Internal Revenue Code and similar state provisions, certain substantial changes in our ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used.

Liquidity and Capital Resources

Cash Requirements

To date, we have financed our operations primarily through the sale of equity, payments and loans from collaborators, equipment financing facilities and interest income. In addition, we acquired Genomica in December 2001, including $109.6 million in cash and investments. As of December 31, 2003, we had approximately $241.9 million in cash, cash equivalents, short-term investments and restricted cash and investments.

We have incurred net losses since inception, including a net loss of approximately $94.8 million for the year ended December 31, 2003, and expect to incur substantial losses for at least the next several years as we continue our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies. We anticipate that our current cash, cash equivalents, short-term investments and funding to be received from current collaborators will enable us to maintain our currently planned operations for at least the next two years. It is possible that we will seek additional financing within this timeframe through public or private financing, collaborative relationships or other arrangements. Changes to our current operating plan may require us to consume available capital resources significantly sooner than we expect.

Our future capital requirements will be substantial and will depend on many factors, including:

- payments received under collaborative and agreements;
- the progress and scope of our collaborative and independent research and development projects; and
- the expansion of our product and clinical development efforts as well as development of manufacturing and marketing capabilities to commercialize products;

If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds. We may be unable to raise sufficient additional capital when we need it, on favorable terms or at all. The sale of equity or convertible debt securities in the future may be dilutive to our stockholders, and debt financing arrangements may require us to pledge certain assets and enter into covenants that would restrict certain business activities or our ability to incur further indebtedness and may contain other terms that are not favorable to us or our stockholders. If we are unable to obtain adequate funds on reasonable terms, we may be required to curtail operations significantly or to obtain funds by entering into financing, supply or collaboration agreements on unattractive terms.

We have contractual obligations in the form of operating and capital leases, notes payable and licensing agreements. These are described in further detail in Notes 8 and 12 of the Notes to

Consolidated Financial Statements. The following chart details our contractual obligations (in thousands):

Contractual Obligations	Total	Payments Due by Period: Less than 1 year	1-3 years	4-5 years	After 5 years
Minimum purchase obligations	$ 1,500	$ 1,000	$ 500	$ —	$ —
Notes payable and bank obligations	19,804	5,367	10,810	3,627	—
Licensing agreements	5,449	1,010	1,966	1,732	741
Capital lease obligations	6,782	4,899	1,883	—	—
Convertible promissory note and loan	85,000	—	30,000	18,150	36,850
Operating leases	138,354	12,409	22,215	20,630	83,100
Total contractual cash obligations	$256,889	$24,685	$67,374	$44,139	$120,691

Sources and Uses of Cash

Our operating activities used cash of $79.2 million for the year ended December 31, 2003, compared to $30.9 million for 2002 and $23.8 million for 2001. Cash used in operating activities relates primarily to funding net losses and changes in deferred revenue from collaborators, partially offset by non-cash charges related to acquired in-process research and development, depreciation and amortization of deferred stock compensation and intangibles. We expect to use cash for operating activities for at least the next several years as we continue to incur net losses associated with our research and development activities, including manufacturing and development expenses for compounds in preclinical and clinical studies.

Our investing activities used cash of $14.6 million for the year ended December 31, 2003 compared to cash provided of $52.6 million for 2002 and $5.4 million for 2001. Changes in cash from investing activities are primarily due to purchases, sales and maturities of short-term investments, changes in restricted cash, purchases of property and equipment, and cash acquired from acquisitions. We expect to continue to make significant investments in research and development and our administrative infrastructure, including the purchase of property and equipment to support our expanding drug discovery and development operations.

Our financing activities provided cash of $114.7 million for the year ended December 31, 2003, compared to $32.6 million for 2002 and $34.4 million for 2001. Changes in cash from financing activities are primarily due to loans from collaborators, issuance of common stock and payments and proceeds associated with equipment financing facilities. In 2003, we completed a follow-on public offering of approximately 11.3 million shares of registered common stock, resulting in net proceeds of $74.7 million. We finance property and equipment purchases through equipment financing facilities, such as capital leases, notes and bank obligations. Proceeds from collaboration loans and common stock issuances are used for general working capital purposes, such as research and development activities, merger and acquisition expenses and other general corporate purposes. Over the next several years, we are required to make certain payments on capital leases, notes, bank obligations and loans from collaborators. These contractual obligations are described in further detail in Notes 8 and 12 of the Notes to Consolidated Financial Statements and are included in the contractual obligation chart located above in the Cash Requirements section of Management's Discussion and Analysis. Under our collaboration agreement with GSK, we have the option to sell additional shares of common stock to GSK and draw up to another $30 million under a loan facility for use in our efforts under the collaboration. GSK may elect to expand the collaboration, upon which the loan facility, as well as development funding and milestone payments, would be significantly expanded.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 are required to be adopted at the end of the first interim or annual period ending after March 15, 2004. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003.

We have two existing joint venture arrangements, one with Bayer Corporation and one with Bayer CropScience LP. We have not yet completed our evaluation as to whether the existing joint venture arrangements would be considered VIEs or whether we may be considered the primary beneficiary of these joint venture arrangements. We expect to complete the review in the first quarter of 2004. Additional information related to these joint venture arrangements is provided below.

Genoptera

In December 1999, we formed Genoptera LLC with Bayer Corporation to focus on developing insecticides and nematicides for crop protection. Under the terms of the Genoptera operating agreement, Bayer provides 100% of the capital necessary to fund the operations of Genoptera and has the ability to control the entity with a 60% ownership interest. We own the other 40% interest in Genoptera without making any capital contribution and report the investment in Genoptera using the equity method of accounting. Bayer's initial capital contributions to Genoptera were $10.0 million in January 2000 and another $10.0 million in January 2001. Bayer is also required to contribute cash to Genoptera in amounts necessary to fund its ongoing operating expenses. Genoptera has incurred losses since inception. Since our carrying value of this investment is zero and there is no obligation to fund future losses, we have not recorded equity method losses for Genoptera to date. Revenues recognized under this joint venture approximated 27%, 31% and 32% of our total consolidated revenue for the years ended December 31, 2003, 2002 and 2001, respectively.

Agrinomics

In July 1999, Exelixis Plant Sciences (formerly Agritope, Inc.) and Bayer CropScience (formerly Aventis CropScience USA LP) formed Agrinomics LLC to conduct a research, development and commercialization program in the field of agricultural functional genomics. As a result of our acquisition of Exelixis Plant Sciences, we own a 50% interest in Agrinomics, while Bayer CropScience owns the remaining 50% interest. Bayer CropScience agreed to make capital contributions to Agrinomics in cash totaling $20.0 million over a five-year period, which has all been contributed as of December 31, 2003. Exelixis Plant Sciences contributed certain technology and a collection of seeds generated using such technology. In connection with our acquisition of Exelixis Plant Sciences, no portion of the purchase price was assigned to Agrinomics. Although we are required to account for our investment in Agrinomics under the equity method, we do not expect to include in our consolidated financial statements a proportionate share of the losses of Agrinomics until such time, if ever, that we make a capital contribution to Agrinomics. We do not have a requirement to make capital contributions to Agrinomics. Revenues recognized under this joint venture approximated 5%, 9% and 9% of our total consolidated revenue for the years ended December 31, 2003, 2002 and 2001, respectively.

Off-Balance Sheet Arrangements

See the information appearing under the preceding caption, "Recent Accounting Pronouncements."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. At December 31, 2003, and 2002, we had investments of approximately $242.4 million and $219.5 million, respectively. Our investments are subject to interest rate risk, and our interest income may fluctuate due to changes in U.S. interest rates. By policy, we limit our investments to money market instruments, debt securities of U.S. government agencies and debt obligations of U.S. corporations. We manage market risk by our diversification requirements, which limit the amount of our portfolio that can be invested in a single issuer. We manage credit risk by limiting our purchases to high-quality issuers. Through our money managers, we maintain risk management control systems to monitor interest rate risk. The risk management control systems use analytical techniques, including sensitivity analysis. At December 31, 2003, and 2002, we had long-term debt outstanding of approximately $101.2 million and $65.3 million, respectively. Our payment commitments associated with these debt instruments are fixed during the corresponding terms and are comprised of interest payments, principal payments, or a combination thereof. The fair value of our long-term debt will fluctuate with movements of interest rates, increasing in periods of declining rates of interest, and declining in periods of increasing rates of interest.

We have estimated the effects on our interest rate sensitive assets and liabilities based on a one percentage point hypothetical adverse change in interest rates as of December 31, 2003 and 2002. As of December 31, 2003 and 2002, a decrease in the interest rates of one percentage point would have had a net adverse change in the fair value of interest rate sensitive assets and liabilities of approximately $2.7 million and $1.6 million, respectively. It is assumed the changes occur immediately and uniformly to each category of instrument containing interest rate risks. Significant variations in market interest rates could produce changes in the timing of repayments due to available prepayment options. The fair value of such instruments could be affected and, therefore, actual results might differ from our estimate.

We are exposed to foreign currency exchange rate fluctuations related to the operations of our German subsidiaries. The revenues and expenses of our German subsidiaries are denominated in Euro. At the end of each reporting period, the revenues and expenses of these subsidiaries are translated into U.S. dollars using the average currency rate in effect for the period, and assets and liabilities are translated into U.S. dollars using the exchange rate in effect at the end of the period. Fluctuations in exchange rates, therefore, impact our financial condition and results of operations as reported in U.S. dollars.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

EXELIXIS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Exelixis, Inc.

We have audited the accompanying consolidated balance sheets of Exelixis, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Exelixis, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 of notes to consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst + Young LLP

Palo Alto, California
January 30, 2004

EXELIXIS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2003	December 31, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 111,828	$ 90,283
Short-term investments	125,264	131,704
Other receivables	3,846	3,325
Other current assets	3,156	3,841
Total current assets	244,094	229,153
Restricted cash and investments	4,838	—
Property and equipment, net	33,500	32,406
Related-party receivables	221	904
Goodwill	67,364	67,364
Other intangibles, net	4,136	4,802
Other assets	3,641	4,484
Total assets	$ 357,794	$ 339,113
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,151	$ 4,717
Other accrued expenses	10,400	7,992
Accrued compensation and benefits	6,139	5,060
Current portion of capital lease obligations	4,490	6,840
Current portion of notes payable and bank obligations	5,367	1,840
Deferred revenue	21,579	23,790
Total current liabilities	54,126	50,239
Capital lease obligations	1,790	6,280
Notes payable and bank obligations	14,437	3,973
Convertible promissory note and loan	85,000	55,000
Other long-term liabilities	1,184	119
Deferred revenue	39,775	47,582
Total liabilities	196,312	163,193
Commitments		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized and no shares issued	—	—
Common stock, $0.001 par value; 100,000,000 shares authorized; issued and outstanding: 71,295,105 and 59,386,500 shares at December 31, 2003 and 2002, respectively	71	59
Additional paid-in-capital	541,917	463,764
Notes receivable from stockholders	(53)	(1,210)
Deferred stock compensation, net	(33)	(977)
Accumulated other comprehensive income	1,708	1,638
Accumulated deficit	(382,128)	(287,354)
Total stockholders' equity	161,482	175,920
Total liabilities and stockholders' equity	$ 357,794	$ 339,113

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,		
	2003	2002	2001
Revenues:			
Contract and government grants	$ 39,027	$ 34,981	$ 33,518
License	12,513	9,341	7,488
Total revenues	51,540	44,322	41,006
Operating expenses:			
Research and development(1)	127,622	112,014	82,700
Selling, general and administrative(2)	18,586	18,758	19,166
Acquired in-process research and development	—	—	6,673
Impairment of goodwill	—	—	2,689
Amortization of goodwill and intangibles	666	666	5,092
Restructuring charge	925	708	—
Total operating expenses	147,799	132,146	116,320
Loss from operations	(96,259)	(87,824)	(75,314)
Other income (expense):			
Interest income	4,266	5,916	6,316
Interest expense	(3,722)	(2,885)	(2,186)
Other income (expense), net	596	259	(2)
Total other income (expense)	1,140	3,290	4,128
Loss from continuing operations before income taxes	(95,119)	(84,534)	(71,186)
Provision (benefit) for income taxes	(345)	345	—
Loss from continuing operations	(94,774)	(84,879)	(71,186)
Loss from operations of discontinued segment	—	(1,251)	—
Net loss	$(94,774)	$(86,130)	$(71,186)
Loss per share from continuing operations	$ (1.45)	$ (1.50)	$ (1.53)
Loss per share from discontinued operations	—	(0.02)	—
Net loss per share, basic and diluted	$ (1.45)	$ (1.52)	$ (1.53)
Shares used in computing basic and diluted net loss per share	65,387	56,615	46,485

(1) Includes stock compensation expense of $712, $1,559 and $5,004 in 2003, 2002 and 2001, respectively.

(2) Includes stock compensation expense of $200, $897 and $2,360 in 2003, 2002 and 2001, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock Shares	Amount	Additional Paid-in Capital	Notes Receivable From Stockholders	Deferred Stock Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2000	46,732,305	$47	$304,339	$(1,805)	$(10,174)	$(130,038)	$ 365	$162,734
Net loss	—	—	—	—	—	(71,186)	—	(71,186)
Change in unrealized gain on available-for-sale securities	—	—	—	—	—	—	236	236
Cumulative translation adjustment	—	—	—	—	—	—	(100)	(100)
Comprehensive loss								(71,050)
Issuance of common stock under warrants and company stock plans, net of repurchases	708,205	—	4,890	—	—	—	—	4,890
Notes receivable from stockholders, net of repayments	—	—	—	(400)	—	—	—	(400)
Issuance of common stock, BMS collaboration	600,600	1	9,999	—	—	—	—	10,000
Issuance of common stock for acquisition	8,109,032	8	123,672	—	—	—	—	123,680
Variable compensation	—	—	1,761	—	—	—	—	1,761
Amortization of deferred stock compensation, net of terminations	—	—	(432)	—	6,037	—	—	5,605
Balance at December 31, 2001	56,150,142	56	444,229	(2,205)	(4,137)	(201,224)	501	237,220
Net loss	—	—	—	—	—	(86,130)	—	(86,130)
Change in unrealized gain on available-for-sale securities	—	—	—	—	—	—	305	305
Change in unrealized gain on derivative instruments	—	—	—	—	—	—	119	119
Cumulative translation adjustment	—	—	—	—	—	—	713	713
Comprehensive loss								(84,993)
Issuance of common stock under company stock plans, net of repurchases	487,905	—	2,764	—	—	—	—	2,764
Repayment of notes from stockholders for the exercise of stock options	—	—	—	995	—	—	—	995
Issuance of common stock, GSK collaboration	2,000,000	2	6,798	—	—	—	—	6,800
Issuance of common stock for acquisition	748,453	1	10,676	—	—	—	—	10,677
Amortization of deferred stock compensation, net of terminations	—	—	(703)	—	3,160	—	—	2,457
Balance at December 31, 2002	59,386,500	59	463,764	(1,210)	(977)	(287,354)	1,638	175,920
Net loss	—	—	—	—	—	(94,774)	—	(94,774)
Change in unrealized gain on available-for-sale securities	—	—	—	—	—	—	(681)	(681)
Change in unrealized gain on derivative instruments	—	—	—	—	—	—	(119)	(119)
Cumulative translation adjustment	—	—	—	—	—	—	870	870
Comprehensive loss								(94,704)
Issuance of common stock under company stock plans, net of repurchases	732,677	1	4,132	—	—	—	—	4,133
Repayment of notes from stockholders for the exercise of stock options	(77,120)	—	(601)	1,157	—	—	—	556
Issuance of common stock, net of offerings costs	11,253,048	11	74,654	—	—	—	—	74,665
Amortization of deferred stock compensation, net of terminations	—	—	(32)	—	944	—	—	912
Balance at December 31, 2003	71,295,105	$71	$541,917	$ (53)	$ (33)	$(382,128)	$1,708	$161,482

The accompanying notes are an integral part of these consolidated financial statements.

EXELIXIS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2003	**2002**	**2001**
Cash flows from operating activities:			
Net loss	$ (94,774)	$ (86,130)	$ (71,186)
Adjustments to reconcile net loss to net cash used in operating activities:			
Loss from discontinued operations	—	795	—
Depreciation and amortization	17,079	16,036	10,116
Stock compensation expense	912	2,457	7,364
Amortization of goodwill and intangibles	666	666	5,092
Impairment of goodwill	—	—	2,689
Acquired in-process research and development	—	—	6,673
Other	621	409	(23)
Changes in assets and liabilities:			
Other receivables	(1,090)	604	(75)
Other current assets	1,019	(734)	(1,689)
Related-party receivables	510	33	(454)
Other assets	(93)	(329)	(3,150)
Accounts payable and other accrued expenses	4,961	(3,379)	2,816
Other long-term liabilities	1,065	(117)	—
Deferred revenue	(10,113)	38,765	18,059
Net cash used in operating activities	(79,237)	(30,924)	(23,768)
Cash flows from investing activities:			
Cash acquired in acquisition	—	—	8,560
Purchases of property and equipment	(14,248)	(5,851)	(9,094)
Change in restricted cash and investments	(4,838)	—	—
Proceeds from sale-leaseback of equipment	—	—	268
Proceeds from maturities of short-term investments	218,707	174,424	147,143
Proceeds from sale of investments before maturity	4,000	31,885	9,372
Purchases of short-term investments	(218,221)	(147,889)	(150,844)
Net cash provided by (used in) investing activities	(14,600)	52,569	5,405
Cash flows from financing activities:			
Proceeds from the issuance of common stock, net of offering costs	74,665	6,800	10,000
Proceeds from exercise of stock options and warrants, net of repurchases	224	33	555
Proceeds from convertible notes	30,000	25,000	30,000
Proceeds from employee stock purchase plan	1,946	2,322	2,372
Repayment of notes from stockholders	733	995	296
Payments on capital lease obligations	(6,841)	(6,427)	(4,519)
Proceeds from bank obligations	17,038	5,658	—
Principal payments on notes payable and bank obligations	(3,099)	(1,748)	(4,349)
Net cash provided by financing activities	114,666	32,633	34,355
Effect of foreign exchange rates on cash and cash equivalents	716	421	40
Net increase in cash and cash equivalents	21,545	54,699	16,032
Cash and cash equivalents, at beginning of year	90,283	35,584	19,552
Cash and cash equivalents, at end of year	$ 111,828	$ 90,283	$ 35,584
Supplemental cash flow disclosure:			
Property and equipment acquired under capital leases	$ —	$ 2,456	$ 11,175
Cash paid for interest	849	2,798	1,041

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Exelixis, Inc. ("Exelixis" or the "Company") is a biotechnology company whose primary mission is to develop proprietary human therapeutics by leveraging its integrated discovery platform to increase the speed, efficiency and quality of pharmaceutical product discovery and development. The Company uses comparative genomics and model system genetics to find new drug targets that Exelixis believes would be difficult or impossible to uncover using other experimental approaches. The Company's research is designed to identify novel genes and proteins expressed by those genes, that, when changed, either decrease or increase the activity in a specific disease pathway in a therapeutically relevant manner. These genes and proteins represent either potential product targets or drugs that may treat disease or prevent disease initiation or progression. The Company's most advanced proprietary pharmaceutical program focuses on drug discovery and development of small molecules in cancer. While the Company's proprietary programs focus on drug discovery and development, Exelixis believes that its proprietary technologies are valuable to other industries whose products can be enhanced by an understanding of DNA or proteins, including the agrochemical, agricultural and diagnostic industries.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

The Company records its minority ownership interests in Genoptera LLC and Agrinomics LLC using the equity method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash, Cash Equivalents, Short-term Investments and Restricted Cash and Investments

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash in high-grade, short-term commercial paper and money market funds, which invest in United States ("U.S.") Treasury securities that are subject to minimal credit and market risk.

All short-term investments are classified as available-for-sale and therefore carried at fair value. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date. As of December 31, 2003, approximately $70.0 million in investments with stated maturities between one and three years were classified as current. Available-for-sale securities are stated at fair value based upon quoted market prices of the securities. Unrealized gains and losses on such securities, when material, are reported as a separate component of stockholders' equity. Realized gains and losses, net, on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The following summarizes available-for-sale securities included in cash and cash equivalents, short-term investments and restricted cash and investments (in thousands):

	December 31, 2003	December 31, 2002
Money market funds	$ 65,971	$ 45,724
Commercial paper	52,893	42,112
U.S. corporate bonds	63,919	82,211
Government debt	29,095	21,938
Market auction securities	30,550	27,555
Total	$242,428	$219,540
As reported:		
Cash equivalents	$112,326	$ 87,836
Short-term investments	125,264	131,704
Restricted cash and investments	4,838	—
Total	$242,428	$219,540

The following is a reconciliation of cash and cash equivalents (in thousands):

	December 31, 2003	December 31, 2002
Cash equivalents	$112,326	$87,836
Cash	(498)	2,447
	$111,828	$90,283

Net unrealized gains were $225,000 and $906,000 as of December 31, 2003 and 2002, respectively. Gross unrealized gains and losses have not been shown separately as they were immaterial. Realized gains amounted to none in 2003, $65,000 in 2002 and $84,000 in 2001.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, generally three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful life or the remaining term of the lease. Equipment held under capital lease is stated at the lower of the cost of the related asset or the present value of the minimum lease payments and is amortized on a straight-line basis over the estimated useful life of the related asset. Repairs and maintenance costs are charged to expense as incurred.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Intangible assets have been amortized using the straight-line method over the following estimated useful lives:

Developed technology	3 - 5 years
Patents/core technology	15 years
Assembled workforce (2001)	3 years
Goodwill (2001)	15 years

Beginning in 2002, the Company adopted the rules of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). Accordingly, goodwill and other intangible assets deemed to have indefinite lives are no longer amortized and are subject to annual impairment tests.

Long-lived Assets

The Company accounts for its long-lived assets under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") adopted on January 1, 2002. SFAS 144 retains the requirements of SFAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents and short-term investments approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of the Company's debt obligations approximates fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily cash and cash equivalents, accounts receivable and investments in marketable securities. Cash equivalents and marketable securities consist of money market funds, taxable commercial paper, corporate bonds with high credit quality, U.S. government agency obligations and auction rate securities. All cash, cash equivalents and marketable securities are maintained with financial institutions that management believes are creditworthy. Accounts receivable are typically unsecured and are concentrated in the pharmaceutical and biotechnology industries. Accordingly, the Company may be exposed to credit risk generally associated with pharmaceutical and biotechnology companies. The Company has incurred no bad debt expense since inception.

For the year ended December 31, 2003, revenue from three of the Company's collaborators represented approximately 31%, 28% and 21% of total revenue. For the year ended December 31, 2002, revenue from two of the Company's collaborators represented approximately 39% and 25% of total revenue. For the year ended December 31, 2001, revenue from three of the Company's collaborators represented approximately 32%, 31% and 15% of total revenue.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

License, research commitment and other non-refundable payments received in connection with research collaboration agreements are deferred and recognized on a straight-line basis over the relevant periods specified in the agreements, generally the research term. Contract research revenues are recognized as services are performed pursuant to the terms of the agreements. Any amounts received in advance of performance are recorded as deferred revenue. Payments are not refundable if research is not successful.

Milestone payments are non-refundable and recognized as revenue over the period of the research arrangement. This typically results in a portion of the milestone being recognized at the date the milestone is achieved, and the balance being recognized over the remaining research term of the agreement.

Revenues from chemistry collaborations are generally recognized upon the delivery of accepted compounds.

Research and Development Expenses

Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on behalf of the Company.

Derivative Financial Instruments

The Company manages exposures to the changes in foreign currency exchange rates for its foreign operations through a program of risk management adopted in 2002 that includes the use of derivative financial instruments. The Company utilizes derivative financial instruments solely to hedge identified exposures and by policy prohibits the use of derivative instruments for speculative or trading purposes. The Company's derivative financial instruments are recorded at fair value and are included in other current assets or accrued expenses.

The Company enters into foreign currency exchange combination option contracts denominated in European Union Euro ("Euro") to minimize the effect of foreign exchange rate movements on the cash flows related to the Company's payments to one of its German subsidiaries for services provided by the subsidiary. The Company has designated these derivatives as foreign currency cash flow hedges. The effective portion of the gain or loss on the derivative instrument is reported as a separate component of other comprehensive income and reclassified into earnings in the same period during which the hedged transaction impacts earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of the future cash flows of the hedged item, if any, is recognized in other income or expense in current earnings in each reporting period.

If a cash flow hedge were to be discontinued because it is probable that the original hedged transaction will not occur as anticipated, the unrealized gains or losses would be reclassified into earnings. Subsequent gains or losses on the related derivative instrument would be recognized in income in each period until the instrument matures, is terminated or is sold.

During the years ended December 31, 2003 and 2002, the Company did not recognize any gain or loss related to the ineffective portion of the hedging instruments and reclassified a gain of $271,000 and

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

$227,000, respectively, from other comprehensive income into earnings under the caption, "Research and development expense." During the year ended December 31, 2003, the Company settled its written foreign currency put and call option contracts as a result of the restructuring of its German facilities, which resulted in a loss of approximately $102,000.

Net Loss Per Share

Basic and diluted net loss per share are computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period adjusted for shares that are subject to repurchase. The calculation of diluted net loss per share excludes potential common stock because their effect is antidilutive. Potential common stock consists of common stock subject to repurchase, incremental common shares issuable upon the exercise of stock options and warrants and shares issuable upon conversion of the convertible promissory note.

The following table sets forth potential shares of common stock that are not included in the computation of diluted net loss per share because to do so would be antidilutive for the year ended December 31, 2003:

Options to purchase common stock	10,906,742
Common stock subject to repurchase	12,243
Conversion of note and loan	9,542,231
Warrants	257,053
	20,718,269

Foreign Currency Translation

Exelixis' subsidiaries located in Germany operate primarily using local functional currency. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, and revenues and costs are translated using average exchange rates for the period. The resulting translation adjustments are presented as a separate component of accumulated other comprehensive income.

Stock-Based Compensation

The Company has employee and director stock option plans that are more fully described in Note 10 of the Notes to Consolidated Financial Statements. The Company recognizes employee stock-based compensation under the intrinsic value method of accounting as prescribed by Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Accordingly, no compensation expense is recognized in the Company's financial statements for the stock options granted to employees, which had an exercise price equal to the fair value of the underlying common stock on the date of grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS No. 148,

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

"Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" ("SFAS 148") (in thousands, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Net loss:			
As reported	$ (94,774)	$ (86,130)	$(71,186)
Add: Stock-based employee compensation expense included in reported net loss	908	2,076	5,857
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards	(19,050)	(21,346)	(18,246)
Pro forma	$(112,916)	$(105,400)	$(83,575)
Net loss per share (basic and diluted):			
As reported	$ (1.45)	$ (1.52)	$ (1.53)
Pro forma	$ (1.73)	$ (1.86)	$ (1.80)

Since options vest over several years and additional option grants are expected to be made in future years, the pro forma impact on the results of operations for the three years ended December 31, 2003 is not representative of the pro forma effects on the results of operations for future periods.

The fair value of stock options and shares purchased pursuant to the Employee Stock Purchase Plan ("ESPP") were determined using the Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2003, 2002 and 2001:

	Stock Options			ESPP		
	2003	2002	2001	2003	2002	2001
Risk-free interest rate	2.60%	3.55%	4.16%	1.33%	1.99%	5.74%
Dividend yield	0%	0%	0%	0%	0%	0%
Volatility	81%	90%	88%	63%	90%	88%
Expected life	4 years	4 years	4 years	6 months	6 months	6 months

The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services" ("EITF 96-18"). Compensation expense for stock options granted to non-employees has been determined as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured and is periodically remeasured as the underlying options vest.

Comprehensive Income

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, unrealized gains and losses on cash flow hedges and cumulative translation adjustments.

NOTE 1 THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001 are as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Net loss	$(94,774)	$(86,130)	$(71,186)
Less: Gains realized on available-for-sale securities	—	(65)	(84)
Increase (decrease) in unrealized gains on available-for-sale securities	(681)	370	320
Increase (decrease) in unrealized gains on cash flow hedges	(119)	119	—
Increase (decrease) in cumulative translation adjustment	870	713	(100)
Comprehensive loss	$(94,704)	$(84,993)	$(71,050)

The components of accumulated other comprehensive income are as follows (in thousands):

	Year Ended December 31,		
	2003	2002	2001
Unrealized gains on available-for-sale securities	$ 225	$ 906	$ 601
Unrealized gains on cash flow hedges	—	119	—
Cumulative translation adjustment	1,483	613	(100)
Accumulated other comprehensive income	$ 1,708	$ 1,638	$ 501

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires an investor with a majority of the variable interests in a variable interest entity ("VIE") to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. For arrangements entered into with VIEs created prior to January 31, 2003, the provisions of FIN 46 are required to be adopted at the end of the first interim or annual period ending after March 15, 2004. The provisions of FIN 46 were effective immediately for all arrangements entered into with new VIEs created after January 31, 2003.

Exelixis has two existing joint venture arrangements, one with Bayer Corporation and one with Bayer CropScience LP. Exelixis has not yet completed its evaluation as to whether the existing joint venture arrangements would be considered VIEs or whether Exelixis may be considered the primary beneficiary of these joint venture arrangements. The Company expects to complete the review in the first quarter of 2004. Additional information related to these joint venture arrangements is provided in Note 3 of the Notes to Consolidated Financial Statements.

NOTE 2 ACQUISITIONS

Genomica Corporation

On November 19, 2001, Exelixis and Genomica Corporation ("Genomica"), a bio-informatics software company, announced a definitive agreement pursuant to which Exelixis would acquire Genomica in a stock-for-stock transaction valued at $110.0 million. The transaction was structured as an offer for 100% of Genomica's outstanding common stock to be followed by a merger of Genomica with a wholly-owned subsidiary of Exelixis. On December 28, 2001, Exelixis accepted for payment 22,911,969 shares of Genomica common stock, or 93.94% of the total number of outstanding shares of common stock of Genomica. On January 8, 2002, the merger of Genomica was completed. Upon effectiveness of the merger, Genomica became a wholly-owned subsidiary of Exelixis. The transaction, which was accounted for under the purchase method of accounting in 2001, was effected through the exchange of 0.28309 of a share of Exelixis common stock for each outstanding share of Genomica common stock. A total of approximately 6.9 million shares of Exelixis common stock were issued for all of the outstanding shares of Genomica common stock.

The total consideration for the acquisition was approximately $110.0 million, which consisted of Exelixis common stock valued at $108.9 million and estimated Exelixis transaction costs of $1.1 million. As of December 31, 2001, Exelixis had issued only 93.94% of the total consideration; accordingly, the Company recorded the value of the remaining 6.06%, or $6.9 million, as a long-term liability.

The purchase price for Genomica was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based on an independent valuation. As a result of this transaction, Exelixis recorded net tangible assets of $106.2 million (including cash and investments of $109.6 million), developed technology of $400,000, which would be amortized over three years, and recorded goodwill of $3.4 million. At the same time, Exelixis recorded a goodwill impairment charge of $2.7 million, which was expensed in 2001 to operations. The impairment of goodwill was calculated in accordance with SFAS 121 by estimating the present value of future cash flows for the ongoing Genomica licensing business using a risk adjusted discount rate. The goodwill impairment charge represented excess purchase price that Exelixis viewed as economically equivalent to financing costs for the acquired cash and investments. Information regarding goodwill is described in further detail in Note 6 of the Notes to Consolidated Financial Statements.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of the acquisition (in thousands):

	December 28, 2001
Cash, investments and interest receivable	$111,302
Other tangible assets (liabilities), net	(5,037)
Goodwill	3,382
Developed technologies	400
Net assets acquired	$110,047

Prior to the December 28, 2001 acquisition date, Exelixis adopted an exit plan for Genomica. Under this exit plan, the Company terminated Genomica's entire workforce and abandoned its leased facilities in Boulder, Colorado and Sacramento, California. The estimated costs of the exit plan

NOTE 2 ACQUISITIONS (Continued)

amounted to $2.9 million, consisted primarily of employee severance and benefits and lease abandonment costs, and were included as part of the liabilities assumed in the acquisition. As of December 31, 2003, the remaining actions to be taken under the exit plan consisted primarily of residual payments of approximately $700,000 related to the lease obligation for the facility in Boulder, Colorado.

In April 2002, Exelixis transferred the Genomica software business to Visualize, Inc. ("Visualize") for future consideration of up to $2.4 million in license fees and royalty payments. Pursuant to the terms of the transaction, Visualize obtained a license with all rights and obligations to third parties currently licensing the Genomica software, including the sole right to further develop and license the software to other third parties. Exelixis retains an internal use license for the software. Royalties that Exelixis receives, if any, will be recorded in the period they are earned as a gain from discontinued operations. In addition, Visualize assumed the lease obligation for Genomica's abandoned facility in Sacramento, California. As a result of this transaction, the Company reported the operating results of Genomica and the estimated loss on the sale of Genomica as discontinued operations. For the period beginning January 1, 2002 to Genomica's disposal in April 2002, Genomica's operating results consisted of revenues of approximately $58,000 and an operating loss of approximately $456,000. The Company's loss on the sale of Genomica includes the write-off of remaining goodwill of approximately $971,000, partially offset by a reversal of approximately $176,000 as a result of the assumption of Genomica's lease obligation for the Sacramento, California facility by Visualize.

Artemis Pharmaceuticals GmbH

In May 2001, the Company acquired a majority of the outstanding capital stock of Artemis Pharmaceuticals GmbH ("Artemis"), a privately held genetics and functional genomics company organized under the laws of Germany. The transaction, which was accounted for under the purchase method of accounting, was effected through the exchange of shares of Exelixis common stock for Deutschmark 1.00 of nominal value of Artemis capital stock, using an exchange ratio of 4.064 to one. Approximately 1.6 million shares of Exelixis common stock were issued in exchange for 78% of the outstanding capital stock of Artemis held by Artemis stockholders. In addition, Exelixis received a call option (the "Call Option") from, and issued a put option (the "Put Option") to, certain stockholders of Artemis (the "Option Holders") for the issuance of approximately 460,000 shares of Exelixis common stock in exchange for the remaining 22% of the outstanding capital stock of Artemis held by the Option Holders. Exelixis could exercise the Call Option at any time from May 14, 2001 through January 31, 2002, and the Option Holders could exercise their rights under the Put Option at any time from April 1, 2002 through May 15, 2002. Exelixis exercised the Call Option for 131,674 shares and 329,591 shares in December 2001 and January 2002, respectively, which resulted in an increase to goodwill of approximately $1.9 million and $4.0 million, respectively. In addition, Exelixis issued fully vested rights to purchase approximately 187,000 additional shares of Exelixis common stock to Artemis employees in exchange for such employees' vested options formerly representing the right to purchase shares of Artemis capital stock pursuant to the Artemis employee option program.

The total consideration for the acquisition was approximately $28.2 million, which consisted of Exelixis common stock and options valued at $27.3 million and Exelixis transaction costs of $900,000. Exelixis' transaction costs include financial advisory, legal, accounting and other fees. The purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as determined by management based upon an independent valuation.

NOTE 2 ACQUISITIONS (Continued)

As a result of this transaction, Exelixis recorded expense associated with the purchase of in-process research and development of $6.7 million, net tangible assets of $2.8 million and intangible assets (including goodwill) of $18.7 million, the majority of which was being amortized over 15 years until December 31, 2001.

The valuation of the purchased in-process research and development of $6.7 million was based upon the results of an independent valuation using the income approach for each of the three significant in-process projects. The in-process projects relate primarily to the development of technologies that use vertebrate genetic model organisms, zebrafish and mice, to identify and functionally validate novel genes in vivo. These genes can be used as novel screening targets or as the basis for secreted proteins in clinically and commercially relevant diseases. The in-process projects have been substantially completed. The income approach estimates the value of each acquired in-process project based on its expected future cash flows. The valuation analysis considered the contribution of the core technology as well as the percent complete of each in-process research and development project. The expected present value of the cash flows associated with the in-process research and development projects was computed using a risk adjusted rate of return of 30%, which is considered commensurate with the overall risk and percent complete of the in-process projects. The purchased in-process research and development was not considered to have reached technological feasibility, and it has no alternative future use, and accordingly, it was recorded as a component of operating expense.

The revenues, expenses, cash flows and other assumptions underlying the estimated fair value of the acquired in-process research and development involve significant risks and uncertainties. The risks and uncertainties associated with completing the acquired in-process projects include the ability to reach future research milestones since the technologies being developed are unproven, the ability to retain key personnel, the ability to obtain licenses to key technology and the ability to avoid infringing on patents and propriety rights of third parties.

Pro Forma Results

The Company's historical statements of operations include the results of Genomica and Artemis subsequent to the acquisition dates of December 28, 2001 and May 14, 2001, respectively. The following unaudited pro forma financial information for the year ended December 31, 2001 presents the consolidated results of the Company as if the acquisitions of Genomica and Artemis had occurred at the beginning of 2001. The $4.3 million restructuring charge that Genomica recorded in October 2001 is included in the following pro-forma information since this charge was not related to the acquisition. All other non-recurring charges relating to the acquisitions, such as acquired in-process research and development charge and impairment of goodwill charge, are not reflected in the following pro forma financial information. This unaudited pro forma information for the year ended December 31, 2001 is not intended to be indicative of future operating results (in thousands, except per share data):

Total revenues	$ 42,858
Net loss	(93,734)
Net loss per share, basic and diluted	(1.74)

NOTE 3 RESEARCH AND COLLABORATION AGREEMENTS

Bayer

In May 1998, the Company entered into a six-year research collaboration agreement with Bayer AG (including its affiliates, "Bayer") to identify novel screening targets for the development of new pesticides for use in crop protection. The Company provided research services directed towards identifying and investigating molecular targets in insects and nematodes that may be useful in developing and commercializing pesticide products. The Company received a $1.2 million license fee upon execution of the agreement that was deferred and will be recognized as revenue over the term of the agreement.

In December 1999, the Company significantly expanded its relationship with Bayer by forming a joint venture in the form of a new limited liability company, Genoptera LLC ("Genoptera"). Under the terms of the Genoptera operating agreement, Bayer provides 100% of the capital necessary to fund the operations of Genoptera and has the ability to control the entity with a 60% ownership interest. The Company owns the other 40% interest in Genoptera without making any capital contribution and reports its investment in Genoptera using the equity method of accounting. Bayer's initial capital contributions to Genoptera were $10.0 million in January 2000 and another $10.0 million in January 2001. Bayer is required to also contribute cash to Genoptera in amounts necessary to fund its ongoing operating expenses. Genoptera has incurred losses since inception. Since the carrying value of this investment is zero and there is no obligation to fund future losses, Exelixis has not recorded equity method losses to date for Genoptera.

In January 2000, the Company, Bayer and Genoptera entered into an exclusive eight-year research collaboration agreement, which superceded the 1998 agreement discussed above. The Company is required to provide Genoptera with expanded research services focused on developing insecticides and nematicides for crop protection. Under the terms of the collaboration agreement, Genoptera paid the Company a $10.0 million license fee and a $10.0 million research commitment fee. One-half of these fees were received in January 2000, and the remaining amounts were received in January 2001. Additionally, Genoptera is required to pay the Company approximately $10.0 million in annual research funding. The Company can earn additional payments under the collaboration agreement upon the achievement of certain milestones. The Company can also earn royalties on the future sale by Bayer of pesticide products incorporating compounds developed against targets and assays under the agreement. The agreement also provides Bayer an exclusive royalty-free option to use certain technology developed under the agreement in the development of fungicides and herbicides. To the extent permitted under the collaboration agreement, if the Company were to develop and sell certain human health or agrochemical products that incorporate compounds developed under the agreement, it would be obligated to pay royalties to Genoptera. No such activities are expected for the foreseeable future.

Bristol-Myers Squibb

In September 1999, the Company entered into a three-year research and technology transfer agreement with Bristol-Myers Squibb Company ("Bristol-Myers Squibb" or "BMS") to identify the mechanism of action ("MOA") of compounds delivered to the Company by BMS. In July 2002, the agreement was extended for an additional two years. BMS agreed to pay the Company a $250,000 technology access fee, which is being recognized as revenue over the term of the agreement. Under the terms of the agreement, the Company is entitled to receive research funding ranging from $1.3 million in the first year up to as much as $2.5 million annually in future years. The Company can also earn

NOTE 3 RESEARCH AND COLLABORATION AGREEMENTS (Continued)

additional amounts under the agreement upon the achievement of certain milestones as well as earn royalties on the future sale by BMS of human products incorporating compounds developed under the agreement. The agreement also includes technology transfer and licensing terms, which call for BMS and the Company to license and share certain core technologies in genomics and lead optimization.

In July 2001, the Company and BMS entered into a collaboration involving three agreements: (a) a Stock Purchase Agreement; (b) a Cancer Collaboration Agreement; and (c) a License Agreement. Under the terms of the collaboration, BMS (i) purchased 600,600 shares of Exelixis common stock in a private placement at a purchase price of $33.30 per share, for cash proceeds to Exelixis of approximately $20.0 million; (ii) agreed to pay Exelixis a $5.0 million upfront license fee and provide Exelixis with $3.0 million per year in research funding for a minimum of three years; and (iii) granted to Exelixis a worldwide, fully-paid, exclusive license to the rebeccamycin analogue developed by BMS, for which the Company is currently undertaking activities leading to the planned initiation of a Phase 3 trial as a potential treatment for bile duct tumors. Due to risk and uncertainties with Rebeccamycin, and because the analogue had not reached technological feasibility and has no alternative use, the analogue was assigned no value for financial reporting purposes. The premium in excess of fair market value of $10.0 million paid for the common stock purchased by BMS is being accounted for similar to an upfront license fee and is being recognized ratably over the life of the contract.

In December 2003, this collaboration was extended until January 2007, with the right for BMS to continue the collaboration until July 2009. The goal of the extension is to increase the total number and degree of validation of cancer targets that Exelixis will deliver to Bristol-Myers Squibb. Each company will maintain the option to obtain exclusive worldwide rights to equal numbers of validated targets arising from the collaboration. Under the terms of the extended collaboration, Bristol-Myers Squibb provided Exelixis with an upfront payment and will provide increased annual research funding and milestones on certain cancer targets arising from the collaboration that progress through specified stages of validation. Exelixis will also be entitled to receive milestones on compounds in the event of successful clinical and regulatory events and royalties on commercialized products.

SmithKlineBeecham Corporation/GlaxoSmithKline plc

In October 2002, Exelixis and SmithKlineBeecham Corporation ("GSK") established a collaboration to discover and develop novel therapeutics in the areas of vascular biology, inflammatory disease and oncology. The collaboration involved three agreements: (a) a Product Development and Commercialization Agreement; (b) a Stock Purchase and Stock Issuance Agreement; and (c) a Loan and Security Agreement. Under the terms of the Product Development and Commercialization Agreement, GSK has paid the Company $30.0 million in an upfront fee and $10.0 million in annual research funding, and has agreed to pay a minimum of an additional $80.0 million in research and development funding over the first six years of the collaboration.

Under the terms of the Stock Purchase and Stock Issuance Agreement, GSK purchased two million shares of Exelixis' common stock in a private placement at a purchase price of $7.00 per share, which represented a premium of approximately 100% to the stock price on the effective date of the agreements. The Company received cash proceeds of approximately $14.0 million for the purchase of these shares. Exelixis has the option to sell additional common shares to GSK in the future.

Under the Loan and Security Agreement, GSK provided a loan facility of up to $85.0 million for use in the Company's efforts under the collaboration, and the Company borrowed $25.0 million under

NOTE 3 RESEARCH AND COLLABORATION AGREEMENTS (Continued)

that agreement in December 2002 and an additional $30.0 million in December 2003. All loan amounts bear interest at a rate of 4% per annum and are secured by the intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest become due in installments, beginning on or about the sixth anniversary of the collaboration, unless the collaboration is earlier terminated by GSK. Repayment of all or any of the amounts advanced to the Company under this agreement may, at the Company's election, be in the form of Exelixis' common stock at fair market value, subject to certain conditions.

The upfront fee and the premium portion of the equity purchase have been deferred and are being recognized as revenue over the development term. Exelixis may also receive clinical and developmental payments based on the number and timing of compounds reaching specified milestones. Two years from the start of the collaboration, GSK may elect to expand the collaboration; under this option, Exelixis' milestone payments could double, and the development funding and the loan facility would also be significantly expanded.

Dow AgroSciences

In July 2000, the Company entered into a three-year research collaboration with Dow AgroSciences LLC ("Dow AgroSciences") to identify the MOA of herbicides and fungicides delivered to it under this agreement. The identity and function of these compounds are not known to the Company prior to their delivery.

Under this agreement, the Company receives access to a collection of proprietary compounds from Dow AgroSciences that may be useful in the Company's human therapeutic drug discovery programs.

The Company is required to identify and validate targets and format assays to be used by Dow AgroSciences to develop new classes of fungicides and herbicides. Dow AgroSciences will pay the Company research support fees, milestone payments and royalties based on achievements in the research and commercialization of any resultant new products. This collaboration was extended for an additional year in August 2003.

Protein Design Labs

On May 22, 2001, the Company and Protein Design Labs, Inc. ("PDL") entered into a two-year collaboration to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. The collaboration utilized Exelixis' model organism genetics technology for the identification of new cancer drug targets and PDL's antibody and clinical development expertise to create and develop new antibody drug candidates. This collaboration was successfully completed on schedule in May 2003. Under the terms of the collaboration, PDL provided Exelixis with $4.0 million in annual research funding until May 2003 and purchased a $30.0 million convertible note. The note bears interest at 5.75%, and the interest thereon is payable annually. The note is convertible at PDL's option any time after the first anniversary of the note's issuance. The note is convertible into Exelixis common stock at a conversion price per share equal to the lower of (i) $28.175 or (ii) 110% of the Fair Market Value (as defined in the note) of a share of Exelixis common stock at the time of conversion.

NOTE 3 RESEARCH AND COLLABORATION AGREEMENTS (Continued)

Agrinomics

In July 1999, Exelixis Plant Sciences (formerly Agritope, Inc.) and Bayer CropScience (formerly Aventis CropScience USA LP) formed Agrinomics LLC to conduct a research, development and commercialization program in the field of agricultural functional genomics. As a result of the Company's acquisition of Exelixis Plant Sciences, the Company owns a 50% interest in Agrinomics, while Bayer CropScience owns the remaining 50% interest. Bayer CropScience has agreed to make capital contributions to Agrinomics in cash totaling $20.0 million over a five-year period, of which $17.0 million has been contributed to date. Exelixis Plant Sciences contributed certain technology and a collection of seeds generated using such technology. In connection with the Company's acquisition of Exelixis Plant Sciences, no portion of the purchase price was assigned to Agrinomics. Although the Company is required to account for its investment in Agrinomics under the equity method, the Company does not expect to include in its consolidated financial statements a proportionate share of the losses of Agrinomics until such time, if ever, that the Company makes a capital contribution to Agrinomics. There is no requirement for the Company to make capital contributions to Agrinomics.

In December 2002, Agrinomics established an alliance to enhance seed oil content in commercially valuable crops with Renessen LLC. Renessen is a joint venture between Monsanto Company and Cargill, Inc. The collaboration combines Agrinomics' technological leadership in agricultural functional genomics, high-throughput gene screening and seed trait identification, developed at Exelixis Plant Sciences, with Renessen's global expertise in quality trait crop development and commercialization, with the goal of accelerating the development of novel proprietary crops with improved seed composition traits. This collaboration leverages the unique capabilities of Agrinomics' powerful ACTTAG™ gene activation and selection platform to rapidly discover and validate genes that can optimize important seed traits in order to increase the commercial value of many of the world's most significant agricultural crops. Under the terms of the collaboration, Renessen will provide Agrinomics with committed annual research funding ranging from $1.3 million in the first year up to as much as $2.0 million annually in future years, in addition to payments for the selection of genes and other product options. Agrinomics can also earn additional amounts under the agreement upon the achievement of certain milestones, as well as royalties on commercialized products that may emerge from the collaboration. In addition, Renessen will contribute research and product development capabilities in taking gene candidates identified by Agrinomics into crop products that include leading commercial germplasm.

Pharmacia

In February 1999, the Company entered into a research collaboration agreement with Pharmacia Corporation ("Pharmacia") focused on the identification of novel targets that may be useful in the development of pharmaceutical products in the areas of Alzheimer's disease and metabolic syndrome. Pharmacia agreed to pay the Company a $5.0 million non-refundable license fee, which was being recognized as revenue over the term of the agreement. Under the terms of the agreement, as expanded and amended in October 1999, the Company also received an obligation from Pharmacia to provide future research funding. In July 2001, the Company announced the reacquisition, effective February 2002, of future rights to the research programs. Pharmacia retained rights to targets under the existing agreement selected prior to the reacquisition date, subject to the payment of milestones for certain of those targets selected and royalties for future development of products against or using those targets. Pharmacia will have no other obligations to make payments to the Company, including

NOTE 3 RESEARCH AND COLLABORATION AGREEMENTS (Continued)

approximately $9.0 million in annual funding that would have otherwise been payable for an additional two years if the Company had not elected to reacquire rights to the research. As a result of this transaction, revenue recognition of upfront license fees and milestone payments was accelerated over the remaining term of the agreement.

Compound Collaborations

The Company entered into collaboration agreements with Cytokinetics, Inc., Elan Pharmaceuticals, Inc., Schering-Plough Research Institute, Inc. and Scios Inc. in 2001 and Merck & Co., Inc. in 2002, to jointly design custom high-throughput screening compound libraries that Exelixis will synthesize and qualify. Each company is required to pay Exelixis a per-compound fee and has paid an upfront technology access fee that is creditable towards the future purchase of compounds. The upfront fees are initially deferred. Revenues under these collaboration agreements are generally recognized upon delivery of the accepted compounds. Each party retains the rights to use the compounds in its own unique drug discovery programs and in its collaborative efforts with third parties.

NOTE 4 RELATED PARTY TRANSACTIONS

The Company had outstanding loans aggregating $221,000 and $904,000 to certain officers and employees at December 31, 2003 and 2002, respectively. The notes are general recourse or collateralized by certain real property assets, bear interest at rates ranging from 4.6% to 7.0% and have maturities through 2006. The principal plus accrued interest will be forgiven at various rates over three to four years from the employees' date of employment with Exelixis. If an employee leaves Exelixis, all unpaid and unforgiven principal and interest will be due and payable within 60 days.

As of December 31, 2003, the Company also had outstanding loans aggregating $53,000 to its stockholders. The loans were issued to enable certain non-officer employees to purchase stock pursuant to their employee stock options. The loans bear interest at a rate of 6.50% and mature at various times through February 2004.

For the years ended, December 31, 2003, 2002 and 2001, the Company recognized revenues of $13.8 million, $13.6 million and $13.1 million, respectively, under a collaboration agreement with Bayer through the Company's joint venture with Genoptera.

For the year ended, December 31, 2001, the Company recognized revenue of $3.8 million under a collaboration agreement with Bayer through the Company's joint venture with Agrinomics. The Company recognized revenues of $2.4 million and $3.8 million under the Agrinomics joint venture for the years ended, December 31, 2003 and 2002, respectively.

NOTE 5 PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31, 2003	December 31, 2002
Laboratory equipment	$ 42,459	$ 31,998
Computer equipment and software	15,148	12,508
Furniture and fixtures	5,603	4,994
Leasehold improvements	17,700	15,810
Construction-in-progress	20	239
	80,930	65,549
Less accumulated depreciation and amortization	(47,430)	(33,143)
	$ 33,500	$ 32,406

The equipment under the Company's capital leases collateralizes the related lease obligations. Amortization expense related to the capital leases is included with depreciation expense.

NOTE 6 GOODWILL AND OTHER ACQUIRED INTANGIBLES

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which addresses the financial accounting and reporting standards for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires that goodwill no longer be amortized, and instead, be tested for impairment on a periodic basis.

In accordance with SFAS 142, the Company discontinued the amortization of goodwill effective January 1, 2002. In addition, the Company re-characterized any unamortized acquired assembled workforce as goodwill because it is no longer defined as an acquired intangible asset under SFAS No. 141, "Business Combinations". Accordingly, no goodwill or acquired workforce amortization was recognized during the year ended December 31, 2002. The provisions of SFAS 142 also required the completion of a transitional impairment test within 12 months of adoption, with any impairment treated as a cumulative effect of change in accounting principle. During the first quarter of 2002, the Company completed the transitional impairment test, which did not result in impairment of recorded goodwill.

The Company adopted an annual goodwill impairment test date as of the beginning of the fourth quarter of 2002. Following this approach, the Company monitors asset-carrying values as of October 1 to assess if there is a potential impairment and complete the measurement of impairment, if required. The Company will perform the impairment measurement procedures under SFAS 142 if it determines that a potential impairment of goodwill exists. The Company completed the annual impairment test as of October 1, 2002 and 2003, which did not result in impairment of recorded goodwill.

NOTE 6 GOODWILL AND OTHER ACQUIRED INTANGIBLES (Continued)

A reconciliation of previously reported net loss and net loss per share to the amounts adjusted for the exclusion of goodwill and assembled workforce amortization follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2003	2002	2001
Reported net loss	$(94,774)	$(86,130)	$(71,186)
Add: Goodwill amortization	—	—	4,053
Assembled workforce amortization	—	—	592
Adjusted net loss	$(94,774)	$(86,130)	$(66,541)
Net loss per share, basic and diluted	$ (1.45)	$ (1.52)	$ (1.53)
Add: Goodwill amortization	—	—	0.09
Assembled workforce amortization	—	—	0.01
Adjusted net loss per share, basic and diluted	$ (1.45)	$ (1.52)	$ (1.43)

The components of the Company's other acquisition-related intangible assets are as follows (in thousands):

	December 31, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	$1,640	$ (918)	$ 722
Patents/core technology	4,269	(855)	3,414
Total	$5,909	$(1,773)	$4,136

	December 31, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net
Developed technology	$1,640	$ (536)	$1,104
Patents/core technology	4,269	(571)	3,698
Total	$5,909	$(1,107)	$4,802

Amortization expense related to the other acquisition-related intangible assets was $666,000, $666,000 and $448,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The

NOTE 6 GOODWILL AND OTHER ACQUIRED INTANGIBLES (Continued)

expected future annual amortization expense of the other acquisition-related intangible assets is as follows (in thousands):

Year Ending December 31,	Amortization Expense
2004	$ 666
2005	533
2006	377
2007	285
2008	285
Thereafter	1,990
Total expected future amortization	$4,136

NOTE 7 RESTRUCTURING CHARGES

2003

During the third quarter of 2003, the Company implemented a worldwide restructuring of its research and development organization designed to reallocate resources and enhance the efficiency of its operations. The restructuring includes a reduction in force of 61 research personnel located in South San Francisco, California and Tübingen, Germany, closure of the Company's Tübingen location and relocation of certain research activities and employees from Tübingen to South San Francisco. The reduction in force is expected to conclude in the first quarter of 2004.

In connection with the restructuring plan, the Company recorded a charge of approximately $925,000 during the year ended December 31, 2003 in accordance with Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This charge consisted primarily of severance, retention bonuses and legal and outplacement services fees. The current balance of the liability is included in Other Accrued Expenses on the balance sheet and is summarized in the following table (in thousands):

	Restructuring Expenses Incurred During the Period	Cash Payments	Exchange Rate Impact on Liability	Restructuring Liability at December 31, 2003
Severance and benefits	$740	$(367)	$16	$389
Legal and other fees	185	(161)	—	24
	$925	$(528)	$16	$413

The Company expects to record additional expenses related to this restructuring plan of approximately $1.3 million through the first quarter of 2004 excluding the currency translation adjustment described below. The estimated additional expenses consist primarily of severance, retention bonuses, legal and outplacement services as well as expenses related to exiting contractual commitments at the Tübingen location. This estimate is subject to change depending upon the settlement of contractual commitments related to the Tübingen location, the changes in the Euro exchange rate, and other factors. Upon complete or substantially complete liquidation of the Tübingen location, the

NOTE 7 RESTRUCTURING CHARGES (Continued)

cumulative translation adjustment attributable to that entity is expected to be removed from equity and reported as part of the gain or loss on liquidation of the subsidiary.

As a result of the restructuring plan described above and the closure of the Tubingen, Germany location and negotiations regarding contractual commitments, the Company accelerated depreciation expense on certain lab equipment, office equipment, furniture and leasehold improvements with a value of approximately $583,000 to completely write off those assets by the anticipated facility closure date in January 2004. The accelerated depreciation was $394,000 during the year ended December 31, 2003.

2002

In November 2002, the Company implemented a restructuring plan. This restructuring plan was designed to facilitate the Company's evolution into a fully integrated drug discovery company by reallocating resources to permit greater focus on building the Company's expanding portfolio of development programs. The restructuring resulted in a reduction in workforce of 40 employees, primarily from the Company's U.S. research operations. Accordingly, the Company recorded a restructuring charge in the fourth quarter of 2002 of $708,000, consisting primarily of involuntary termination benefits. All amounts under the restructuring have been paid as of December 31, 2003.

NOTE 8 DEBT

The Company's debt consists of the following (in thousands):

	December 31,	
	2003	2002
GSK convertible promissory loan	$ 55,000	$25,000
PDL convertible promissory note	30,000	30,000
Bank equipment line of credit	19,483	5,119
Other	321	694
	104,804	60,813
Less: current portion	(5,367)	(1,840)
Long-term debt	$ 99,437	$58,973

In December 2003, the Company entered into a credit agreement with a bank for an equipment line of credit of up to $15.0 million with a drawdown period of one year. During the drawdown period, the Company makes interest only payments on outstanding balances. At the end of the draw down period, the outstanding balance converts to a 48 month term loan. The outstanding principal balance bears interest at LIBOR plus 0.625% (2.09% at December 31, 2003). There was approximately $4.1 million outstanding under the line of credit at December 31, 2003. Pursuant to the terms of the line of credit, the Company is required to maintain a securities account at the bank equal to at least 100% of the outstanding principal balance. As of December 31, 2003, the collateral balance was approximately $4.2 million, and the Company recorded this amount in the balance sheet as restricted cash and investments as the securities are restricted as to withdrawal.

Under the Loan and Security Agreement executed in connection with the GSK collaboration, GSK provided a loan facility of up to $85.0 million for use in the Company's efforts under the collaboration.

NOTE 8 DEBT (Continued)

The Company borrowed $25.0 million under that agreement in December 2002 and an additional $30.0 million in December 2003. All loan amounts bear interest at a rate of 4% per annum and are secured by the intellectual property, technology and equipment created or utilized pursuant to the collaboration. Principal and accrued interest become due in installments, beginning on or about the sixth anniversary of the collaboration, unless the collaboration is earlier terminated by GSK. Repayment of all or any of the amounts advanced to the Company under this agreement may, at the Company's election, be in the form of Exelixis' common stock at fair market value, subject to certain conditions.

In May 2002, the Company entered into a loan and security agreement with a bank for an equipment line of credit of up to $16.0 million with a drawdown period of one year. Each draw on the line of credit has a payment term of 48 months and bears interest at the bank's published prime rate (4.00% at December 31, 2003). The Company extended the draw-down period on the line-of-credit for an additional year in June 2003 and increased the principal amount of the line of credit from $16.0 million to $19.0 million in September 2003. As of December 31, 2003 and 2002, there was approximately $15.4 million and $5.1 million outstanding under the line of credit, respectively. Pursuant to the terms of the line of credit, the Company is required to maintain a first priority security interest in the form of a deposit or securities account at the bank equal to 110% of the outstanding obligation under the line of credit.

In May 2001, the Company issued a $30.0 million convertible promissory note to PDL in connection with a collaboration agreement (see Note 3). The note bears interest at 5.75%, payable annually. The note, which matures in July 2006, is convertible at PDL's option any time after the first anniversary of the note. The note is convertible into Exelixis common stock at a conversion price per share equal to the lower of (i) $28.175 or (ii) 110% of the Fair Market Value (as defined in the note) of a share of Exelixis common stock at the time of conversion. The full amount of the note remained outstanding as of December 31, 2003 and 2002.

Aggregate future principal payments of the Company's long-term debt as of December 31, 2003 are as follows (in thousands):

Year Ending December 31,	
2004	$ 5,367
2005	5,674
2006	35,136
2007	2,611
2008	19,166
Thereafter	36,850
	104,804
Less current portion	(5,367)
	$ 99,437

NOTE 9 COMMON STOCK AND WARRANTS

Follow-on Public Offering

In 2003, the Company completed a follow-on public offering of approximately 11.3 million shares of registered common stock resulting in net proceeds of approximately $74.7 million.

Stock Repurchase Agreements

Under the terms of the Company's stock option plans, options are exercisable when granted, and, if exercised, the related shares are subject to repurchase upon termination of employment. Repurchase rights lapse over the vesting periods, which are generally four years. Should the employment of the holders of common stock subject to repurchase terminate prior to full vesting of the outstanding shares, the Company may repurchase all unvested shares at a price per share equal to the original exercise price. At December 31, 2003 and 2002, 12,243 and 378,471 shares, respectively, were subject to such repurchase terms.

Warrants

Historically, the Company has granted warrants to purchase shares of capital stock to certain preferred stockholders and third parties in connection with financing and operating lease arrangements. At December 31, 2003, the following warrants to purchase common stock were outstanding and exercisable:

Number of Shares	Exercise Price per Share	Date Issued	Expiration Date
71,428	$ 1.13	January 24, 1996	April 14, 2005
106,875	$ 4.00	May 1, 1999	April 14, 2005
78,750	$13.00	April 1, 2000	April 14, 2005
257,053			

Reserved Shares

At December 31, 2003, the Company had approximately 18.0 million shares of common stock reserved for future issuance related to its stock plans, 401(k) plan, convertible note and loan and the exercise of outstanding warrants.

NOTE 10 EMPLOYEE BENEFIT PLANS

Stock Based Benefit Plans

Stock Option Plans. We have several stock option plans under which the Company has granted incentive stock options and non-qualified stock options to employees, directors and consultants. The Board of Directors or a designated Committee of the Board is responsible for administration of the Company's employee stock option plans and determines the term, exercise price and vesting terms of each option. In general, options are exercisable when granted, have a four year vesting term and expire ten years from the date of grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock).

NOTE 10 EMPLOYEE BENEFIT PLANS (Continued)

A summary of all option activity is presented below:

	Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2000	4,492,835	$17.70
Granted	3,160,628	14.47
Exercised	(204,125)	2.75
Cancelled	(270,902)	19.92
Options outstanding at December 31, 2001	7,178,436	16.63
Granted	3,879,981	11.25
Exercised	(134,743)	0.77
Cancelled	(868,058)	18.48
Options outstanding at December 31, 2002	10,055,616	14.60
Granted	3,209,085	6.72
Exercised	(124,102)	1.95
Cancelled	(2,233,857)	13.74
Options outstanding at December 31, 2003	10,906,742	12.65

At December 31, 2003, a total of 5,375,978 shares were available for grant under the Company's stock option plans.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2003:

	Options Outstanding and Exercisable		
Exercise Price Range	Number	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$0.27-$0.40	296,094	2.4	$ 0.28
$1.33-$1.33	35,711	6.0	1.33
$3.35-$4.95	152,542	8.6	4.82
$5.05-$7.53	2,734,371	8.6	6.46
$7.75-$11.47	2,389,291	8.3	9.00
$12.19-$16.99	3,760,000	6.6	15.21
$18.80-$24.25	954,555	5.5	19.68
$29.75-$40.50	538,678	6.6	36.77
$45.00-$47.00	45,500	6.6	46.54
	10,906,742	7.3	12.65

At December 31, 2003, a total of 12,243 shares of common stock purchased under our stock option plans were subject to repurchase by the Company at a weighted average price of $1.49 per share. The weighted-average grant date fair value of options granted during the years ended December 31, 2003, 2002 and 2001 was $4.22 $7.38 and $8.86 per share, respectively.

NOTE 10 EMPLOYEE BENEFIT PLANS (Continued)

Deferred Stock Compensation. During the period from January 1, 1999 through December 31, 2002, the Company recorded $29.9 million of deferred stock compensation related to stock options granted to consultants and employees in accordance with APB 25, SFAS 123 and EITF 96-18. For options granted to consultants, the Company determined the fair value of the options using the Black-Scholes option pricing model with the following weighted-average assumptions: (a) no dividends; (b) expected volatility of 88% and 87% for 2002 and 2001, respectively; (c) risk-free interest rate of 4.16% for 2002 and 5.70% for 2001; and (d) expected lives of five and ten years for 2002 and ten years for 2001. No options were granted to consultants during the year ended December 31, 2003. Stock compensation expense is being recognized in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," over the vesting periods of the related options, generally four years. The Company recognized stock compensation expense of $912,000, $2.5 million and $7.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Stock Purchase Plan. In January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. The Company issued 388,119 shares, 388,770 shares and 224,780 shares of common stock during 2003, 2002 and 2001, respectively, pursuant to the ESPP at an average price per share of $5.02, $5.97 and $10.56, respectively. The weighted average per share fair value for shares purchased pursuant to the ESPP during 2003, 2002 and 2001 was $1.89, $4.45 and $6.60, respectively.

401(k) Plan

The Company sponsors a 401(k) Retirement Plan whereby eligible employees may elect to contribute up to the lesser of 20% of their annual compensation or the statutorily prescribed annual limit allowable under Internal Revenue Service regulations. The 401(k) Plan permits the Company to make matching contributions on behalf of all participants. Beginning in 2002, the Company matched 50% of the first 4% of participant contributions into the 401(k) Plan in the form of Company stock. The Company expensed approximately $546,000 and $521,000 related to the stock match for the years ended December 31, 2003 and 2002, respectively.

NOTE 11 INCOME TAXES

The Company has incurred net losses since inception and, consequently, has not recorded any U.S. federal or state income taxes. The Company recorded a tax provision related to income earned in its foreign operations of approximately $345,000 during the year ended December 31, 2002. Due to a favorable outcome on a position the Company took with the German tax authorities, the tax provision was reversed in 2003. The Company does not expect to pay income taxes on foreign operations for the year ended December 31, 2003.

At December 31, 2003, the Company had federal and California net operating loss carryforwards of approximately $315.0 million and $60.0 million, respectively, which expire at various dates beginning in the year 2004. The Company also had federal and California research and development tax credits of approximately $9.5 million and $9.9 million, respectively, which expire at various dates beginning in the year 2010.

NOTE 11 INCOME TAXES (Continued)

Under the Internal Revenue Code and similar state provisions, certain substantial changes in the Company's ownership could result in an annual limitation on the amount of net operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. The annual limitation may result in the expiration of net operating losses and credit carryforwards before utilization.

Deferred tax assets and liabilities reflect the net tax effects of net operating loss and credit carryforwards and of temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes.

The Company's deferred tax assets and liabilities consist of the following (in thousands):

	December 31,	
	2003	2002
Deferred tax assets:		
Net operating loss carryforwards	$ 110,650	$ 76,600
Capitalized start-up and organizational costs, net	—	200
Tax credit carryforwards	15,980	10,770
Capitalized research and development costs	10,480	5,310
Deferred revenue	23,880	28,550
Other	2,760	2,640
Total deferred tax assets	163,750	124,070
Valuation allowance	(162,100)	(122,150)
Net deferred tax assets	$ 1,650	$ 1,920
Deferred tax liabilities:		
Purchased intangibles	1,650	1,920
Net deferred taxes	$ —	$ —

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $40.0 million, $69.1 million and $8.9 million during 2003, 2002 and 2001, respectively.

NOTE 12 COMMITMENTS

Leases

The Company leases office and research space and certain equipment under operating and capital leases that expire at various dates through the year 2018. Certain operating leases contain renewal

NOTE 12 COMMITMENTS (Continued)

provisions and require the Company to pay other expenses. Aggregate future minimum lease payments under operating and capital leases are as follows (in thousands):

Year Ending December 31,	Operating Leases	Capital Leases
2004	$ 12,409	$ 4,899
2005	11,670	1,817
2006	10,545	66
2007	10,369	—
2008	10,261	—
Thereafter	83,100	—
	$138,354	6,782
Less amount representing interest		(502)
Present value of minimum lease payments		6,280
Less current portion		(4,490)
Long-term portion		$ 1,790

Rent expense under non-cancelable operating leases was approximately $11.2 million, $7.6 million and $5.8 million for the years ended December 31, 2003, 2002 and 2001, respectively. Some of the Company's capital leases are subject to certain financial covenants. As of December 31, 2003, the Company was in compliance with these covenants.

Licensing Agreements

The Company has entered into several licensing agreements with various universities and institutions under which it obtained exclusive rights to certain patent, patent applications and other technology. Aggregate future payments pursuant to these agreements are as follows (in thousands):

Year Ending December 31,	
2004	$1,010
2005	1,000
2006	966
2007	966
2008	766
Thereafter	741
	$5,449

In addition to the payments summarized above, the Company is required to make royalty payments based upon a percentage of net sales of any products or services developed from certain of the licensed technologies and milestone payments upon the occurrence of certain events as defined by the related agreements. No such royalties or milestones have been paid through December 31, 2003.

NOTE 12 COMMITMENTS (Continued)

Minimum Purchase Obligation

In August 2003, the Company entered into a kinase pipeline access agreement with a third party. Under the terms of the agreement, the Company has made a minimum purchase commitment totaling $1.5 million through February 2005.

Indemnification Agreements

The Company has certain collaboration licensing agreements, which contain standard indemnification clauses. Such clauses typically indemnify the customer or vendor for an adverse judgment in a lawsuit in the event of the Company's misuse or negligence. The Company considers the likelihood of an adverse judgment related to an indemnification agreement to be remote. Furthermore, in the event of an adverse judgment, any losses under such an adverse judgment may be substantially offset by corporate insurance.

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables summarize the unaudited quarterly financial data for the last two fiscal years (in thousands, except per share data):

	Fiscal 2003 Quarter End			
	March 31,	June 30,	September 30,	December 31,
Total revenues	$ 12,330	$ 13,005	$ 12,439	$ 13,766
Loss from operations	(23,307)	(24,316)	(25,126)	(23,510)
Net loss	(23,058)	(23,442)	(24,995)	(23,279)
Basic and diluted net loss per share	$ (0.39)	$ (0.39)	$ (0.35)	$ (0.33)

	Fiscal 2002 Quarter End			
	March 31,	June 30,	September 30,	December 31,
Total revenues	$ 11,541	$ 9,897	$ 10,430	$ 12,454
Loss from operations	(19,491)	(24,416)	(22,976)	(20,941)
Net loss	(18,421)	(23,904)	(22,943)	(20,862)
Basic and diluted net loss per share	$ (0.33)	$ (0.43)	$ (0.41)	$ (0.36)

PART III

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. Based on their evaluation as of as of the end of the period covered by this Annual Report, our principal executive officer and principal financial officer have concluded that Exelixis' disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) were sufficiently effective to ensure that the information required to be disclosed by Exelixis in the reports that we file under the Exchange Act is gathered, analyzed and disclosed with adequate timeliness, accuracy and completeness.

Changes in internal controls. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referred to above, nor were there any significant deficiencies or material weaknesses in Exelixis' internal controls. Accordingly, no corrective actions were required or undertaken.

Limitations on the effectiveness of controls. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our chief executive officer and chief financial officer have concluded, based on their evaluation, that our disclosure controls and procedures were sufficiently effective as of December 31, 2003 to provide reasonable assurance that the objectives of our disclosure control system were met.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by this item will be contained under the captions "Election of Class II Directors," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Executive Compensation" in Exelixis' definitive proxy statement with respect to our 2004 Annual Meeting of Stockholders to be filed with the SEC (the "Proxy Statement"), and is hereby incorporated by reference thereto.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. The Code of Business Conduct and Ethics is posted on our website at http://www.exelixis.com/ under the caption Investor Information.

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent

required by the listing standards of the Nasdaq Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this item will be contained in the Proxy Statement under the caption "Executive Compensation," and is hereby incorporated by reference thereto.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table provides certain information as of December 31, 2003 with respect to all of the Company's equity compensation plans in effect as of December 31, 2003:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
	(a)	(b)	(c)
Equity compensation plans approved by stockholders:			
2000 Equity Incentive Plan[1]	9,441,543	$12.93	4,071,643
2000 Non-Employee Directors' Stock Option Plan[2]	345,000	15.72	1,489,695
2000 Employee Stock Purchase Plan[3]	—	—	1,143,772
1994 & 1997 Equity Incentive Plan[4]	590,881	5.05	—
Equity compensation plans not approved by stockholders:			
None	—	—	—
Total	**10,377,424**	**12.57**	**6,705,110**

The above equity compensation plans of the Company were adopted with the approval of the Company's security holders.

1 In January 2000, the Company adopted the 2000 Equity Incentive Plan ("2000 Plan") to replace the 1997 Plan. A total of 3,000,000 shares of Exelixis common stock were initially authorized for issuance under the 2000 Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: 5% of the Company's outstanding shares on a fully-diluted basis; or that number of shares subject to stock awards granted under the 2000 Plan during the prior 12-month period. However, the board may provide for a lesser number at any time prior to the calculation date.

2 In January 2000, the Company adopted the 2000 Non-Employees Directors' Stock Option Plan ("Director Plan"). The Director Plan provides for the automatic grant of options to purchase shares of common stock to non-employee directors. A total of 500,000 shares of the Company's common stock were initially authorized for issuance under the Director Plan. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: 0.75% of the Company's outstanding shares on a fully-diluted basis; or that number of shares subject to options granted under the Director Plan during

the prior 12-month period. However, the board may provide for a lesser number at any time prior to the calculation date.

[3] In January 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "ESPP"). The ESPP allows for qualified employees (as defined in the ESPP) to purchase shares of the Company's common stock at a price equal to the lower of 85% of the closing price at the beginning of the offering period or 85% of the closing price at the end of each purchase period. A total of 300,000 shares of common stock were initially authorized for issuance under the ESPP. On the last day of each year for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of: 0.75% of the Company's outstanding shares on a fully-diluted basis; or that number of shares subject to stock awards granted under the plan during the prior 12-month period. However, the board may provide for a lesser number at any time prior to the calculation date.

[4] In January 1995, the Company adopted the 1994 Employee, Director and Consultant Stock Option Plan ("1994 Plan"). The 1994 Plan provides for the issuance of incentive stock options, non-qualified stock options and stock purchase rights to key employees, directors, consultants and members of the Scientific Advisory Board. In September 1997, the Company adopted the 1997 Equity Incentive Plan ("1997 Plan"). The 1997 Plan amends and supercedes the 1994 Plan. This Plan was replaced by the 2000 Plan and no further options will be issued.

In connection with the acquisition of Agritope in December 2000, the Company assumed all the options granted and outstanding to consultants and employees under the Agritope, Inc. 1997 Stock Award Plan. Each outstanding Agritope stock option was converted into the right to purchase the number of shares of the Company's common stock as determined using the applicable exchange ratio of 0.35. All other terms and conditions of the Agritope stock options did not change and such options will operate in accordance with their terms.

The other information required by this Item will be contained in the Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is hereby incorporated by reference thereto.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by this item will be contained in the Proxy Statement under the caption "Certain Transactions," and is hereby incorporated by reference thereto.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item will be contained in the Proxy Statement under the caption "Auditors' Fees," and is hereby incorporated by reference thereto.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are being filed as part of this report:

(1) The following financial statements of the Company and the Report of the Independent Auditors are included in Part II, Item 8:

(2) All financial statement schedules are omitted because the information is inapplicable or presented in the Notes to Consolidated Financial Statements.

(3) The items listed on the Index to Exhibits on pages 81 through 84 are incorporated herein by reference.

(b) Reports on Form 8-K.

On December 16, 2003, we filed a current report on Form 8-K under Item 5, announcing the borrowing of an additional $30.0 million under the Loan and Security Agreement with SmithKlineBeecham Corporation.

On November 5, 2003, we furnished a current report on Form 8-K under Item 12, describing and furnishing the press release announcing certain financial results and information for the quarter ended September 30, 2003.

On October 31, 2003, we filed a current report on Form 8-K under Items 5 and 7, describing and furnishing the press release announcing the departure of the Company's President, Research and Development and Chief Scientific Officer.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, State of California, on February 20, 2004.

EXELIXIS, INC.

By: /s/ GEORGE A. SCANGOS, PH.D.

George A. Scangos, Ph.D.
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints **GEORGE A. SCANGOS** and **FRANK KARBE**, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report on Form 10-K has been signed by the following persons on behalf of the Registrant and of the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE A. SCANGOS, PH.D. George A. Scangos, Ph.D.	President, Chief Executive Officer and Director *(Principal Executive Officer)*	February 20, 2004
/s/ FRANK KARBE Frank Karbe	Chief Financial Officer *(Principal Financial/Accounting Officer)*	February 20, 2004
/s/ STELIOS PAPADOPOULOS, PH.D. Stelios Papadopoulos, Ph.D.	Chairman of the Board of Directors	February 20, 2004
/s/ CHARLES COHEN, PH.D.	Charles Cohen, Ph.D.Director	February 20, 2004
/s/ JASON S. FISHERMAN, M.D. Jason S. Fisherman, M.D.	Director	February 20, 2004
/s/ JEAN FRANCOIS FORMELA, M.D. Jean-Francois Formela, M.D.	Director	February 20, 2004
/s/ VINCENT MARCHESI, M.D., PH.D. Vincent Marchesi, M.D., Ph.D.	Director	February 20, 2004
/s/ FRANK MCCORMICK, PH.D. Frank McCormick, Ph.D	Director	February 20, 2004
/s/ LANCE WILLSEY, M.D. Lance Willsey, M.D.	Director	February 20, 2004

INDEX TO EXHIBITS

Exhibit Number	Description
2.1	Share Exchange and Assignment Agreement, dated April 23, 2001, by and among Exelixis, Inc. and the Artemis stockholders named therein(1)
2.2	Agreement and Plan of Merger and Reorganization, dated as of November 19, 2001, by and among Exelixis, Inc., Bluegreen Acquisition Sub, Inc. and Genomica Corporation.(2)
2.3	Agreement of Merger, dated as of June 28, 2002, between Exelixis, Inc. and Genomica Corporation.(12)
3.1	Amended and Restated Certificate of Incorporation of Exelixis, Inc.(3)
3.2	Amended and Restated Bylaws of Exelixis, Inc.(3)
4.1	Specimen Common Stock Certificate.(3)
4.2	Fourth Amended and Restated Registration Rights Agreement, dated February 26, 1999 among Exelixis, Inc. and Certain Stockholders of Exelixis, Inc.(3)
4.3	Warrant, dated August 17, 1998, to purchase 125,796 post-split shares of Exelixis, Inc. Series A preferred stock in favor of Comdisco, Inc.(3)
4.4	Warrant, dated August 17, 1998, to purchase 15,365 post-split shares of Exelixis, Inc. Series A preferred stock in favor of Greg Stento.(3)
4.5	Warrant, dated January 24, 1996, to purchase 267,857 post-split shares of Exelixis, Inc. Series B convertible stock in favor of MMC/GATX Partnership No. 1.(3)
4.6	Warrant, dated September 25, 1997, to purchase 63,750 post-split shares of Exelixis, Inc. common stock in favor of MMC/GATX Partnership No. 1.(3)
4.7	Warrant, dated November 15, 1999, to purchase 9,000 post-split shares of Exelixis, Inc. common stock in favor of Bristow Investments, L.P.(3)
4.8	Warrant, dated November 15, 1999, to purchase 101,250 post-split shares of Exelixis, Inc. common stock in favor of Slough Estates USA, Inc.(3)
4.9	Warrant, dated November 15, 1999, to purchase 2,250 post-split shares of Exelixis, Inc. common stock in favor of Laurence and Magdalena Shushan Trust.(3)
4.10	Warrant, dated April 1, 2000, to purchase 70,875 shares of Exelixis, Inc. common stock in favor of Slough Estates USA, Inc.(4)
4.11	Warrant, dated April 1, 2000, to purchase 6,300 shares of Exelixis, Inc. common stock in favor of Bristow Investments, L.P.(4)
4.12	Warrant, dated April 1, 2000, to purchase 1,575 shares of Exelixis, Inc. common stock in favor of Laurence and Magdalena Shushan Family Trust.(4)
4.13	Form of Convertible Promissory Note, dated May 22, 2001 by and between Exelixis, Inc. and Protein Design Labs, Inc.(5)
4.14	Form of Note Purchase Agreement, dated May 22, 2001 by and between Exelixis, Inc. and Protein Design Labs, Inc.(5)
10.1	Form of Indemnity Agreement.(3)
10.2*	1994 Employee, Director and Consultant Stock Plan.(3)

Exhibit Number	Description
10.3*	1997 Equity Incentive Plan.(3)
10.4*	2000 Equity Incentive Plan.(3)
10.5*	2000 Non-Employee Directors' Stock Option Plan.(3)
10.6*	2000 Employee Stock Purchase Plan.(3)
10.7	Agritope, Inc. 1997 Stock Award Plan.(6)
10.8**	Collaboration Agreement, dated December 16, 1999, between Exelixis, Inc., Bayer Corporation and Genoptera LLC.(3)
10.9**	Operating Agreement, dated December 15, 1999, between Exelixis, Inc., Bayer Corporation and Genoptera LLC.(3)
10.10	Cooperation Agreement, dated September 15, 1998, between Exelixis, Inc. and Artemis Pharmaceuticals GmbH.(3)
10.11	Sublease Agreement, dated June 1, 1997, between Arris Pharmaceutical Corporation and Exelixis, Inc.(3)
10.12	Lease, dated May 12, 1999, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(3)
10.13	First Amendment to Lease, dated March 29, 2000, between Britannia Pointe Grand Limited Partnership and Exelixis, Inc.(4)
10.14	Master Lease Agreement, dated August 2, 2000, between Comdisco, Inc, and Exelixis, Inc.(7).
10.15	Addendum, dated as of August 31, 2000, to the Master Lease Agreement.(7)
10.16	Amendment No. 1 to the Master Lease Agreement, dated August 2, 2000, between Comdisco, Inc. and Exelixis, Inc.(7)
10.17	Purchase-Leaseback Agreement, dated August 2, 2000, between Comdisco, Inc. and Exelixis, Inc.(7)
10.18	Master Services Agreement, dated November 15, 1999, between Artemis Pharmaceuticals GmbH and Exelixis, Inc.(3)
10.19**	Research Collaboration and Technological Transfer Agreement, dated September 14, 1999, between Bristol-Myers Squibb Company and Exelixis, Inc.(3)
10.20**	Corporate Collaboration Agreement, dated February 26, 1999, between Pharmacia & Upjohn AB and Exelixis, Inc.(3)
10.21**	Amendment to Corporate Collaboration Agreement, dated October, 1999, between Pharmacia & Upjohn AB and Exelixis, Inc.(3)
10.22**	Mechanism of Action Collaboration Agreement, dated July 11, 2000 between Exelixis, Inc. and Dow AgroSciences LLC.(8)
10.24*	Employment Agreement, dated September 13, 1996, between George Scangos, Ph.D. and Exelixis, Inc.(3)
10.25*	Employment Agreement, dated April 14, 1997, between Geoffrey Duyk, M.D., Ph.D. and Exelixis, Inc.(3)

Exhibit Number	Description
10.26*	Employment Agreement, dated October 19, 1999, between Glen Y. Sato, Chief Financial Officer and Vice President, Legal Affairs and Exelixis, Inc.(3)
10.27	Master Lease Agreement, dated April 9, 2001, between GE Capital Corporation and Exelixis, Inc.(9)
10.28**	Collaboration Agreement, dated May 22, 2001, by and between Exelixis, Inc. and Protein Design Labs, Inc.(5)
10.29	Form of Stock Purchase Agreement, dated as of July 17, 2001, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.(14)
10.30**	Cancer Collaboration Agreement, dated July 17, 2001, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.(10)
10.31**	License Agreement, dated July 17, 2001, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.(10)
10.32	Sublease, dated March 8, 2002, by and between Tularik, Inc. and Exelixis, Inc.(11)
10.33	Sublease, dated April 12, 2002, by and between Toshiba America Medical Systems, Inc. and Exelixis, Inc.(12)
10.34	Loan and Security Agreement, dated May 22, 2002, by and between Silicon Valley Bank and Exelixis, Inc.(12)
10.35	Software License and Asset Acquisition Agreement, dated April 4, 2002, by and between Visualize, Inc. and Exelixis, Inc.(12)
10.36**	Product Development and Commercialization Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(13)
10.37**	Stock Purchase and Stock Issuance Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(13)
10.38**	Loan and Security Agreement, dated as of October 28, 2002, by and between SmithKlineBeecham Corporation and Exelixis, Inc.(13)
10.39	Lease Amendment, dated November 7, 2002, by and between Pacific Realty Associates, L.P. and Exelixis, Inc.(15)
10.40	Employment Agreement, dated January 4, 2002, between Robert Myers and Exelixis, Inc.(15)
10.41**	Amended and Restated Cancer Collaboration Agreement, dated as of December 15, 2003, by and between Exelixis, Inc. and Bristol-Myers Squibb Company.
21.1	Subsidiaries of Exelixis, Inc.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
24.1	Power of Attorney (contained on signature page).
31.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a)

Exhibit Number	Description
32.1***	Certification by the Chief Executive Officer and the Chief Financial Officer of Exelixis, Inc., as required by Rule 13a-14(b) or 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C.1350)

* Management contract or compensatory plan.

** Confidential treatment granted for certain portions of this exhibit.

*** This certification accompanies this Annual Report on Form 10-K, is not deemed filed with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

1. Filed as an Exhibit to Exelixis, Inc.'s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.
2. Filed as an Annex A to Exelixis, Inc.'s Registration Statement on Form S-4 (File No. 333-74120), as filed with the Securities and Exchange Commission on November 29, 2001 and incorporated herein by reference.
3. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-1 (File No. 333-30978), as filed with the Securities and Exchange Commission on February 7, 2000, as amended, and incorporated herein by reference.
4. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed with the Securities Exchange Commission on May 15, 2000 and incorporated herein by reference.
5. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, as filed with the Securities and Exchange Commission on August 14, 2001 and incorporated herein by reference.
6. Filed as an Exhibit to Exelixis, Inc.'s Registration Statement on Form S-8 (File No. 333-52434), as filed with the Securities Exchange Commission on December 21, 2000 and incorporated herein by reference.
7. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed with the Securities Exchange Commission on November 14, 2000 and incorporated herein by reference.
8. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed with the Securities and Exchange Commission on August 14, 2000 and incorporated herein by reference.
9. Filed as a Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.
10. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001 and incorporated herein by reference.
11. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 13, 2002 and incorporated herein by reference.

12. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the Securities and Exchange Commission on August 6, 2002 and incorporated herein by reference.
13. Filed as an Exhibit to Exelixis, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.
14. Filed as an Exhibit to Exelixis' Registration Statement on Form S-3 (File No. 333-68436), as filed with the Securities and Exchange Commission on August 27, 2001 and incorporated herein by reference.
15. Filed as an Exhibit to Exelixis' Annual Report on Form 10-K for the year ended December 31, 2002, filed with the Securities and Exchange Commission on March 7, 2003 and incorporated herein by reference.

Exhibit 31.1

CERTIFICATION

I, George A. Scangos, Ph.D., Chief Executive Officer of Exelixis, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Exelixis, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2004

/s/ GEORGE A. SCANGOS

George A. Scangos
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Frank Karbe, Chief Financial Officer of Exelixis, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Exelixis, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2004

/s/ FRANK KARBE

Frank Karbe
Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350, as adopted), George A. Scangos, Ph.D., the Chief Executive Officer of Exelixis, Inc. (the "Company"), and Frank Karbe, the Chief Financial Officer of the Company, each hereby certifies that, to their knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2003, to which this Certification is attached as Exhibit 32.1 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the periods covered by the Annual Report and the results of operations of the Company for the periods covered by the Annual Report.

In Witness Whereof, the undersigned have set their hands hereto as of the 20th day of February 2004.

/s/ GEORGE A. SCANGOS

George A. Scangos, Ph.D.
Chief Executive Officer
(Principal Executive Officer)

/s/ FRANK KARBE

Frank Karbe
Chief Financial Officer
(Principal Financial Officer)

EXELIXIS, INC.
170 Harbor Way
South San Francisco, CA 94080

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 8, 2004

TO THE STOCKHOLDERS OF EXELIXIS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Exelixis, Inc., a Delaware corporation (the "Company"), will be held on Thursday, April 8, 2004 at 8:00 a.m., local time, at the Company's offices located at 170 Harbor Way, South San Francisco, California 94080 for the following purposes:

1. To elect three Class II directors to hold office until the 2007 Annual Meeting of Stockholders.
2. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2004.
3. To approve an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 100,000,000 to 200,000,000 shares.
4. To approve an amendment to the Company's 2000 Non-Employee Directors' Stock Option Plan to increase the annual option grant to each director from an option to purchase 5,000 shares to an option to purchase 10,000 shares.
5. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on February 10, 2004 as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

Frank L. Karbe
Chief Financial Officer

South San Francisco, California
February 27, 2004

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE ANNUAL MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE ANNUAL MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME. YOU MAY ALSO BE ABLE TO SUBMIT YOUR PROXY OVER THE INTERNET OR BY TELEPHONE, PLEASE REFER TO THE INFORMATION PROVIDED WITH YOUR PROXY CARD.

EXELIXIS, INC.
170 Harbor Way
South San Francisco, CA 94080

PROXY STATEMENT
FOR THE 2004 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 8, 2004

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We sent you this proxy statement and the enclosed proxy card because the Board of Directors of Exelixis, Inc. (sometimes referred to as the "Company" or "Exelixis") is soliciting your proxy to vote at the 2004 Annual Meeting of Stockholders. You are invited to attend the Annual Meeting, and Exelixis requests that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

The Company intends to mail this proxy statement and accompanying proxy card on or about March 5, 2004 to all stockholders of record entitled to vote at the Annual Meeting.

Who can vote at the Annual Meeting?

Only stockholders of record at the close of business on February 10, 2004 will be entitled to vote at the Annual Meeting. On the record date, there were approximately 71,455,710 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on February 10, 2004 your shares were registered directly in your name with Exelixis' transfer agent, Mellon Investor Services, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, Exelixis urges you to fill out and return the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on February 10, 2004 your shares were held electronically in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are four matters scheduled for a vote:

- Election of three Class II directors to hold office until the 2007 Annual Meeting of Stockholders;
- Ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2004;
- Approval of an amendment to the Company's Restated Certificate of Incorporation to increase the authorized number of shares of common stock from 100,000,000 to 200,000,000 shares; and

- Approval of an amendment to the 2000 Non-Employee Directors' Stock Option Plan to increase the annual option grant to each director from an option to purchase 5,000 shares to an option to purchase 10,000 shares.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may abstain from voting for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, Exelixis urges you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person if you have already voted by proxy.

- To vote in person, come to the Annual Meeting, and Exelixis will give you a ballot when you arrive.

- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, Exelixis will vote your shares as you direct.

- To vote via the Internet or by telephone, your can vote via the internet at www.eproxy.com/exel or telephonically by calling the telephone number shown on the proxy card. Votes submitted via the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on April 7, 2004. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

Most beneficial owners whose stock is held in street name receive voting instruction forms from their banks, brokers or other agents, rather than the Company's proxy card. A number of brokers and banks are participating in a program provided through ADP Investor Communication Services that offers the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in the ADP Investor Communications Services program, you may grant a proxy to vote those shares telephonically by calling the telephone number shown on the instruction form received from your broker or bank, or via the Internet at ADP Investor Communication Services' web site at (www.proxyvote.com).

Votes submitted via the Internet or by telephone must be received by 3:59 p.m., Eastern Time, on April 7, 2004. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the Annual Meeting.

The telephone and Internet voting procedures are designed to authenticate stockholders' identities, to allow stockholders to give their voting instructions and to confirm that stockholders' instructions have been recorded properly. Stockholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of February 10, 2004.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of each of the three nominees for director, "For" the ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent auditors of the Company for its fiscal year ending December 31, 2004 and "For" the increase in the number of authorized shares of common stock from 100,000,000 to 200,000,000. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

Exelixis will bear the entire cost of soliciting proxies, including the preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of the Company's common stock beneficially owned by others to forward to such beneficial owners. Exelixis may reimburse persons representing beneficial owners of the Company's common stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return **each** proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. You may revoke your proxy in any one of three ways:

- Your proxy may be revoked by filing with the secretary of the Company at the Company's principal executive office, 170 Harbor Way, South San Francisco, California 94080, either (1) a written notice of revocation or (2) a duly executed proxy bearing a later date.
- Your proxy may also be revoked by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, revoke your proxy.

When are stockholder proposals due for next year's Annual Meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by November 1, 2004 to the secretary of the Company at Exelixis, Inc., 170 Harbor Way, South San Francisco, California 94080. If you wish to submit a proposal that is not to be included in next year's proxy materials, you must submit your proposal in writing, in the manner set forth in the Company's bylaws, to the secretary of the Company at Exelixis, Inc., 170 Harbor Way, South San Francisco, California 94080, not earlier than the close of business on January 8, 2005, nor later than the close of business on February 7, 2005.

How are votes counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Abstentions and broker non-votes will not be counted towards the vote total for purposes of Proposal No. 1 or Proposal No. 2. Abstentions and broker non-votes will be counted towards the vote total for purposes of Proposal No. 3 and will have the same effect as "Against" votes. Abstentions will be counted towards the vote total for purposes of Proposal No. 4 and will have the same effect as "Against" votes, but broker non-votes will not be counted towards the vote total for purposes of Proposal No. 4.

How many votes are needed to approve each proposal?

- For the election of directors, the three Class II nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Abstentions and broker non-votes will have no effect.
- To be approved, Proposal No. 2, ratifying the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as independent auditors for the Company for its fiscal year ending December 31, 2004, must receive a "For" vote from the majority of shares present and entitled to vote either in person or by proxy. Abstentions and broker non-votes will have no effect.

- To be approved, Proposal No. 3, increasing the authorized number of shares of common stock from 100,000,000 to 200,000,000 shares, must receive a "For" vote from the holders of a majority of the outstanding shares of the common stock of the Company. Abstentions and broker non-votes will have the same effect as "Against" votes.

- To be approved, Proposal No. 4, approval of an amendment to the 2000 Non-Employee Directors' Stock Option Plan to increase the annual option grant to each director from an option to purchase 5,000 shares to an option to purchase 10,000 shares, must receive "For" votes constituting a majority of the votes cast on the proposal. Abstentions will have the same effect as "Against" votes, but broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares are represented by votes at the meeting or by proxy. On the record date, there were approximately 71,455,710 shares outstanding and entitled to vote. Thus 35,728,569 shares must be represented by votes at the meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, either the chairman of the meeting or a majority of the votes present at the meeting may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2004.

PROPOSAL 1
ELECTION OF CLASS II DIRECTORS

Our Restated Certificate of Incorporation and bylaws provide that the Board of Directors shall be divided into three classes, each class consisting, as nearly as possible, of one-third of the total number of directors, with each class having a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board of Directors to fill a vacancy (including a vacancy created by an increase in the number of directors) shall serve for the remainder of the full term of the class of directors in which the vacancy occurred and until such director's successor is elected and qualified.

Our Board of Directors is presently composed of nine members. The Board of Directors has determined that members Cohen, Fisherman, Formela, Marchesi, McCormick, Papadopoulos, Willsey and Wyszomierski, which members constitute a majority of the Board of Directors, are independent (as independence is currently defined by the listing standards of the Nasdaq Stock Market). There are three directors in Class II, the class whose term of office expires in 2004. Each of the nominees for election to this class is currently a director of the Company. If elected at the Annual Meeting, each of the nominees would serve until the 2007 Annual Meeting of Stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as the Nominating and Corporate Governance Committee of the Board of Directors may propose. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unable to serve.

Set forth below is biographical information for each person nominated and each person whose term of office as a director will continue after the Annual Meeting.

Class II Nominees for Election for a Three-Year Term Expiring at the 2007 Annual Meeting

Jason S. Fisherman, M.D., age 47, has been a director since March 1996. Dr. Fisherman is a managing director of Advent International Corporation, a global private equity and venture capital investment firm, which he joined in 1994. From 1991 to 1994, Dr. Fisherman served as Senior Director of Medical Research at Enzon, Inc., a

biopharmaceutical company. Dr. Fisherman serves on the Board of Directors of Crucell N.V., ILEX Oncology, Inc., Oridon Systems Ltd. and several private companies. Dr. Fisherman holds a B.A. in Molecular Biophysics and Biochemistry from Yale University, an M.D. from the University of Pennsylvania and an M.B.A. from the Wharton Graduate School of Business.

Jean-Francois Formela, M.D., age 47, has been a director since September 1995. Dr. Formela has been a principal of Atlas Venture, a venture capital firm, since 1993. From 1989 to 1993, Dr. Formela served at Schering-Plough Corporation, most recently as Senior Director, Medical Marketing and Scientific Affairs, where he had biotechnology licensing and marketing responsibilities. Dr. Formela serves on the Board of Directors of DeCode Genetics, Inc., Nuvelo, Inc. and several private companies. Dr. Formela holds an M.D. from Paris University School of Medicine and an M.B.A. from Columbia Business School.

Vincent T. Marchesi, M.D., Ph.D., age 68, has been a director since May 2001. Since 1973, Dr. Marchesi has been a Professor of Pathology and Cell Biology at Yale University and, since 1991, has been the Director of the Boyer Center for Molecular Medicine at Yale University. Dr. Marchesi is also Editor-in-Chief at the Federation of American Societies for Experimental Biology Journal. In 1982, Dr. Marchesi co-founded Molecular Diagnostics, Inc., a diagnostic development company. Dr. Marchesi was formerly Chair of Pathology at the Yale-New Haven Hospital. Dr. Marchesi holds an M.D. from Yale University and a Ph.D. from Oxford University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF EACH NAMED NOMINEE.

CLASS III DIRECTORS CONTINUING IN OFFICE UNTIL THE 2005 ANNUAL MEETING

Stelios Papadopoulos, Ph.D., age 55, has been a director since December 1994 and the Chairman of the Board of Directors since January 1998. Dr. Papadopoulos has been an investment banker at SG Cowen Securities Corporation since February 2000. Before this, Dr. Papadopoulos was an investment banker at UBS PaineWebber from April 1987 to February 2000 and Chairman of PaineWebber Development Corp., a UBS PaineWebber subsidiary, from June 1998 to February 2000. Dr. Papadopoulos is a member of the Board of Directors of Diacrin, Inc. and several private companies. Dr. Papadopoulos holds a Ph.D. in Biophysics and an M.B.A. in Finance, both from New York University.

George A. Scangos, Ph.D., age 55, has served as a director and as our President and Chief Executive Officer since October 1996. From September 1993 to October 1996, Dr. Scangos served as President of Biotechnology at Bayer Corporation, a pharmaceutical company, and was responsible for research, business and process development, manufacturing, engineering and quality assurance. Dr. Scangos is a member of the Board of Directors of Onyx Pharmaceuticals, Inc. and a private company. Dr. Scangos was a Post-Doctoral Fellow at Yale University and a faculty member at the Johns Hopkins University. Dr. Scangos currently holds an appointment as Adjunct Professor of Biology at Johns Hopkins University. Dr. Scangos holds a B.A. in Biology from Cornell University and a Ph.D. in Microbiology from the University of Massachusetts.

Frank McCormick, Ph.D., age 53, has been a director since July 29, 2003. Dr. McCormick is Director of the University of California, San Francisco ("UCSF") Comprehensive Cancer Center and has been the David A. Wood Professor of Tumor Biology and Cancer Research in the Department of Microbiology and Immunology at UCSF since 1998. From 1992 to 1998, Dr. McCormick was the founder and chief scientific officer at Onyx Pharmaceuticals, a biopharmaceutical company. Prior to that, he served as vice president of therapeutic research at Chiron Corporation from 1991 to 1992 and vice president of discovery research with Cetus Corporation from 1991 to 1992. Dr. McCormick is on the editorial board of some of the most prestigious international cancer publications and serves as a board member or advisor to multiple cancer research organizations. Dr. McCormick was a Post Doctoral Fellow with Dr. Allen Smith at the Imperial Cancer Research Fund in London, England, and with Professor Seymour S. Cohen at the State University of New York at Stony Brook. Dr. McCormick received his Bachelor of Science degree in biochemistry from the University of Birmingham, England and his Ph.D. in biochemistry from the University of Cambridge, England.

Lance Willsey, M.D., age 42, has been a director since April 1997. Dr. Willsey has been a Founding Partner of DCF Capital, a hedge fund focused on investing in the life sciences, since July 1998. From July 1997 to July 1998, Dr. Willsey served on the Staff Department of Urologic Oncology at the Dana Farber Cancer Institute at Harvard University School of Medicine. From July 1996 to July 1997, Dr. Willsey served on the Staff Department of Urology at Massachusetts General Hospital at Harvard University School of Medicine, where he was a urology resident from July 1992 to July 1996. Dr. Willsey holds a B.S. in Physiology from Michigan State University and an M.S. in Biology and an M.D., both from Wayne State University.

Class I Director Continuing in Office Until the 2006 Annual Meeting

Charles Cohen, Ph.D., age 53, has been a director since November 1995. Dr. Cohen is currently the Chairman, Supervisory Board of CellZome GmbH, a post-genomics biopharmaceutical company. From July 2000 to August 2002, Dr. Cohen was the Chief Executive Officer of CellZome GmbH. Before this, Dr. Cohen co-founded Creative BioMolecules, Inc., a biotechnology company, in 1982 and was a director and its Chief Scientific Officer. In July 2000, Creative BioMolecules, Inc. merged with Ontogeny, Inc. and Reprogenesis, Inc. and formed Curis, Inc. Dr. Cohen serves on the Board of Directors of several private companies. Dr. Cohen holds a B.A. from State University of New York at Buffalo and a Ph.D. in Basic Medical Sciences from New York University School of Medicine.

Jack L. Wyszomierski, age 48, has been a director since February 2004. From 1982 to 2003, Mr. Wyszomierski held positions of increasing responsibility within the finance group at Schering-Plough, Inc., culminating with his appointment as executive vice president and chief financial officer in 1996. Prior to joining Schering-Plough, he was responsible for capitalization planning at Joy Manufacturing Company and was a management consultant at Data Resources, Inc. Mr. Wyszomierski holds a B.S. in Industrial Administration and a M.S. in Administration, Management Science and Economics from Carnegie Mellon University.

Board Committees and Meetings

During the year ended December 31, 2003, our Board of Directors held five meetings and acted by written consent five times. Our Board of Directors has an Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

The Audit Committee of the Board of Directors oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines on behalf of the Board of Directors the engagement of the independent auditors; determines on behalf of the Board of Directors whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the engagement of the independent auditors to perform any proposed permissible services; monitors the rotation of partners of the independent auditors on the Company engagement team as required by law; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statement reviews; and has the specific responsibilities and authority necessary to comply with the listing standards of the Nasdaq Stock Market applicable to audit committees.

The Audit Committee was established in January 2000 in connection with our initial public offering. During 2003, the Audit Committee was composed of three independent directors, Drs. Fisherman, Formela and Willsey. In February 2004, the membership of the Audit Committee was changed to consist of Dr. Fisherman, Dr. Willsey and Mr. Wyszomierski. The Board of Directors has determined that all members of the Audit Committee in 2003 and currently are independent (as independence is currently defined by the rules of the Nasdaq Stock Market and Rule 10A-3(b)(1) of the Exchange Act). The Board of Directors has also determined that Mr. Wyszomierski is an "audit committee financial expert" as defined in Item 401(h) of Regulation S-K. The Audit Committee met four times during the year ended December 31, 2003. See "Report of the Audit Committee" below.

The purpose of the Nominating and Corporate Governance Committee is to oversee all aspects of the Company's corporate governance functions on behalf of the Board of Directors; make recommendations to the Board of Directors regarding corporate governance issues; identify, review and evaluate candidates to serve as directors of the Company; serve as a focal point for communication between such candidates, non-committee directors and the Company's management; recommend such candidates to the Board of Directors and make such other recommendations to the Board of Directors regarding affairs relating to the directors of the Company, including director compensation; and develop a set of corporate governance principles for the Company. The current members of the Nominating and Corporate Governance Committee are Vincent Marchesi and Charles Cohen. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined by the listing standards of the Nasdaq Stock Market). The Nominating and Corporate Governance Committee was established in December 2003 and did not hold any meetings in 2003. The Nominating and Corporate Governance Committee has adopted a written charter, which is filed as Appendix B to these proxy materials.

Because Exelixis is an emerging company with rapidly evolving and expanding research and clinical programs, the Board of Directors does not believe that it is appropriate to adopt, and the Nominating and Corporate Governance Committee has not adopted, a formal policy with respect to a fixed set of minimum qualifications for its candidates for membership on the Board of Directors. Instead, in considering candidates for director, the Nominating and Corporate Governance Committee will generally consider all relevant factors, including the candidate's applicable expertise and demonstrated excellence in his or her field, the usefulness of such expertise to the Company, the availability of the candidate to devote sufficient time and attention to the affairs of the Company and the candidate's demonstrated character and judgment. Candidates for director will be reviewed in the context of the existing membership of the Board of Directors (including the qualities and skills of the existing directors), the operating requirements of the Company and the long-term interests of its stockholders. The Nominating and Corporate Governance Committee generally will evaluate and consider all candidates recommended by the directors, officers and security holders. The Nominating and Corporate Governance Committee intends to consider security holder recommendations for directors using the same criteria as potential nominees recommended by the members of the Nominating and Corporate Governance Committee or others.

The Nominating and Corporate Governance Committee has not received any recommended nominations from any of the Company's security holders in connection with the 2004 annual meeting. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors may do so by delivering a written recommendation to the Nominating and Corporate Governance Committee within the timeframe specified in the bylaws of the Company that is applicable to matters to be brought before an Annual Meeting of Stockholders. Such communications should be sent to the following address: 170 Harbor Way, South San Francisco, California 94080, attn: Nominating and Corporate Governance Committee of the Board of Directors. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company's stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected.

The Compensation Committee of the Board of Directors was established in January 2000 and reviews and recommends to the Board of Directors the compensation and benefits of all of our officers, establishes and reviews general policies relating to compensation and benefits of our employees that also include executive officers and performs such other functions regarding compensation as the Board of Directors may delegate. The Compensation Committee also administers the issuance of stock options and other awards under our stock plans. The Compensation Committee is currently composed of three directors: Drs. Cohen, Marchesi and Formela. The Compensation Committee met three times during the year ended December 31, 2003. All members of the Compensation Committee are independent (as independence is currently defined by the rules of the Nasdaq Stock Market).

During the year ended December 31, 2003, all of our directors attended at least 75% or more of the total meetings of the Board of Directors and of the committees on which they served held during the period for which they were a director or committee member, respectively.

The Board of Directors does not have a formal policy with respect to the attendance of members of the Board of Directors at the Annual Meetings of Stockholders of the Company. No directors attended the 2003 Annual Meeting of Stockholders.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board of Directors believes that the Company has in place adequate current methods for receiving communications from its security holders. Accordingly, the Board of Directors has not established a formal process for security holders to send communications to the Board of Directors. However, the Nominating and Corporate Governance Committee of the Board of Directors will consider, from time to time, whether adoption of a formal process for stockholder communications with the Board of Directors has become necessary or appropriate. Security holders may send communications to the Board of Directors by mail at 170 Harbor Way, South San Francisco, California 94080, by facsimile at (650) 837-8300 or by e-mail at info@exelixis.com, each of the foregoing sent "Attn: Board of Directors."

REPORT OF THE AUDIT COMMITTEE[1]

The Audit Committee of the Board of Directors of Exelixis serves as the representative of the Board of Directors for (a) general oversight of the financial reporting process of the Company, (b) monitoring the integrity of the Company's financial statements, (c) compliance with legal and regulatory requirements related to the preparation and external audit of the Company's financial statements and (d) selection, evaluation and retention of the Company's independent auditors. Each of the members of the Audit Committee is independent as defined under the listing standards of the Nasdaq Stock Market.

The Audit Committee maintains a written charter that outlines its responsibilities. Exelixis management has primary responsibility for preparing the Company's consolidated financial statements and establishing the financial reporting process. Ernst & Young LLP, the Company's independent auditors, are responsible for performing an audit of the Company's consolidated financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted accounting principles in the Unites States. The Audit Committee's responsibility is to oversee and review this process. Based on this background, the Audit Committee reports as follows:

1. We have reviewed and discussed the Company's audited consolidated financial statements as of and for the year ended December 31, 2003 with management and the independent auditors. We have also discussed with management the process used to support the certifications of the Chief Executive Officer and Chief Financial Officer that are required in periodic reports filed by the Company with the Securities and Exchange Commission ("SEC").

2. We have discussed with the independent auditors the matters required to be discussed under generally accepted auditing standards in the United States, including those matters set forth in Statement of Auditing Standards No. 61, as amended, "Communication with Audit Committees" (Codification of Statements on Auditing Standards, AU Section 380).

3. We have received and reviewed the written disclosures and letter from the independent auditors required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and have discussed with the independent auditors their independence from the Company. We have also considered whether the independent auditors' provision of non-audit services to the Company is compatible with maintaining the auditors' independence. We have concluded that the independent auditors are independent from the Company and its management.

4. Based on review and discussion of the matters set forth in paragraphs (1) through (3) above, we have recommended to the Board of Directors (and the Board of Directors has approved) that the audited consolidated financial statements referred to above be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the SEC.

We have also selected Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2004 and have presented our selection to the Board of Directors to present to the stockholders for ratification.

The current form of the charter of the Audit Committee is filed as Appendix A to these proxy materials. The undersigned members of the Audit Committee have submitted this Audit Committee Report as of this 10th day of February, 2004.

Jason Fisherman
Jean-Francois Formela[2]
Lance Willsey

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act of 1934, as amended (the "Exchange Act"), whether made before or after the date hereof and irrespective of any general incorporation by reference language contained in such filing.

[2] In connection with the appointment of Mr. Wyszomierski to the Audit Committee, Dr. Formela resigned from the Audit Committee on February 24, 2004.

PROPOSAL 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent auditors for the fiscal year ending December 31, 2004 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Ernst & Young LLP has audited the Company's financial statements for the years ended December 31, 2003, 2002 and 2001. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither the Company's bylaws or other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as the Company's independent auditors. However, the Board of Directors is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee of the Board of Directors will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board of Directors in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP. Abstentions and broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

INDEPENDENT AUDITORS' FEES

(1) "Audit fees" include fees for services necessary to perform the audit of our financial statements for fiscal year 2003 and 2002, statutory audits, attest services and consents and assistance with, and review of, documents filed with the SEC.

(2) "Audit-related fees" include audit-related consultation and consultation concerning financial accounting and reporting standards.

(3) "Tax fees" include fees for tax compliance, tax and planning and tax advice.

(4) "All other fees" includes the aggregate of the fees billed in each of the last two fiscal years for products and services provided by the principal accountant other than the products and services disclosed as Audit fees, Audit-related fees and Tax fees.

The aggregate fees billed by Ernst & Young LLP for the last two fiscal years for the services described above are as follows:

	Year Ended December 31,	
	2003	2002
Audit fees	$ 274,940	$ 175,677
Audit-related fees	4,000	18,260
Tax fees	3,800	-
All other fees	-	-
	$ 282,740	$ 193,937

The Audit Committee did not pre-approve any fees associated with financial systems consulting and accordingly, no such fees were incurred by the Company.

PRE-APPROVAL OF SERVICES

The Audit Committee of the Board of Directors approved the audit and non-audit services to be performed during 2004 by Ernst & Young LLP, the Company's external auditor. Non-audit services are defined as services other than those provided in connection with an audit or a review of the financial statements of the Company. The Audit Committee by policy pre-approves all audit and non-audit services rendered by our independent auditor, Ernst & Young LLP. The Audit Committee has not adopted a formal written policy or procedures for the pre-approval of audit and non-

audit services rendered by the Company's independent auditor. The committee generally pre-approves specified services in the defined categories of audit services, audit-related services, and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual explicit case-by-case basis before the independent auditor is engaged to provide each service. The Audit Committee has approved all audit fees, audit related fees and tax fees. For the services approved above, 88% were audit fees, 8% were audit related fees and 4% were tax fees. There are no de minimus exceptions for Exelixis.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

Proposal 3
Approval of Increase in Number of Authorized Shares of Common Stock

The Board of Directors has adopted, subject to stockholder approval, an amendment to the Company's Restated Certificate of Incorporation to increase the Company's authorized number of shares of common stock from 100,000,000 shares to 200,000,000 shares.

The additional common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding common stock of the Company. Adoption of the proposed amendment and issuance of the common stock would not affect the rights of the holders of currently outstanding common stock of the Company, except for effects incidental to increasing the number of shares of the Company's common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of common stock. If the amendment is adopted, it will become effective upon filing of a Certificate of Amendment of the Company's Restated Certificate of Incorporation with the Secretary of State of the State of Delaware.

In addition to the 71,294,197 shares of common stock outstanding at December 31, 2003, the Board of Directors has reserved 16,897,174 shares for issuance upon exercise of options and rights granted under the Company's stock option and stock purchase plans, 115,401 shares for the Company's 401k plan, 4,105,514 shares for conversion of our convertible note with Protein Design Labs and up to approximately 257,053 shares of common stock which may be issued upon exercise of warrants. As of December 31, 2003, 11,436,535 shares remained unreserved and available for future issuance. Further, in October 2002, the Company and SmithKlineBeecham Corporation entered into a Loan and Security Agreement providing for a loan facility of up to $85.0 million for use by the Company in its efforts under its collaboration with SmithKlineBeecham Corporation. Amounts of principal and interest borrowed by the Company under this loan facility may be repaid by the Company, at its option, in cash or in shares of its common stock. As of December 31, 2003, the Company had borrowed $55.0 million in principal amounts under this loan facility and incurred approximately $1.1 million in interest expense. If, on December 31, 2003, the Company had elected to repay all amounts then due under the loan facility in shares of its common stock, the Company would be required to issue approximately 8,500,000 shares of its common stock to SmithKlineBeecham Corporation.

The Board of Directors believes that the increased number of authorized shares of common stock will provide several long-term advantages to Exelixis and its stockholders. Exelixis will be able to raise future capital through equity financings or issuances of convertible debt and pursue acquisitions or enter into other transactions involving the issuance of stock to expand our pipeline and advance our progress toward developing important and differentiated new therapeutics. Also, the additional authorized shares of common stock should allow Exelixis to fulfill future obligations under Exelixis' employee stock benefit plans, which the Board of Directors believes will be necessary to attract and retain qualified personnel, and under the Company's loan facility with SmithKlineBeecham. Finally, the availability of additional authorized shares of common stock would make any future transactions dependent on the issuance of additional shares of common stock less likely to be undermined by delays and uncertainties occasioned by the need to obtain stockholder approval prior to the consummation of such transactions. Exelixis currently does not have any definitive plans to issue additional shares of common stock, although, as part Exelixis' business strategy, it considers merger and acquisition opportunities and financing alternatives that could include the issuance of common stock.

The additional shares of common stock that would become available for issuance if this proposal were adopted could also be used by the Company to oppose a hostile takeover attempt or delay or prevent changes in control or management of the Company. For example, without further stockholder approval, the Board of Directors could adopt a "poison pill" which would, under certain circumstances related to an acquisition of shares not approved by the Board of Directors, give certain holders the right to acquire additional shares of common stock at a low price, or the Board of Directors could strategically sell shares of common stock in a private transaction to purchasers who would oppose a takeover or favor the current Board of Directors. Although this proposal to increase the authorized common stock has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is the Board of Directors currently aware of any such attempts directed at the Company), nevertheless, stockholders should be aware that approval of proposal could facilitate future efforts by the Company to deter or prevent changes in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

The affirmative vote of the holders of a majority of the outstanding shares of the common stock will be required to approve this amendment to the Company's Restated Certificate of Incorporation. As a result, abstentions and broker non-votes will have the same effect as negative votes.

The Board of Directors Recommends a Vote in Favor of Proposal 3.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE 2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN TO INCREASE THE ANNUAL OPTION GRANT TO EACH DIRECTOR FROM AN OPTION TO PURCHASE 5,000 SHARES TO AN OPTION TO PURCHASE 10,000 SHARES

In January 2000, the Board of Directors adopted, and the stockholders subsequently approved, the Company's 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan").

As of December 31, 2003, options (net of canceled or expired options) covering an aggregate of 345,000 shares of common stock had been granted under the Directors' Plan. Options to purchase 1,490,000 shares of common stock (plus any shares that might in the future be returned to the Directors' Plan as a result of cancellations or expiration of options) remained available for future grant under the Directors' Plan. In addition, the Directors' Plan provides for automatic annual increases to the number of shares available for issuance under the Directors' Plan in the amount per year of the greater of: (i) 0.75% of the number of shares of common stock of the Company outstanding on a fully diluted basis or (ii) the number of shares that were made subject to options under the Directors' Plan during the preceding year.

Currently, the Director's Plan provides for the grant of an option to purchase 25,000 shares to each director upon his or her election and for the grant of an option to purchase 5,000 shares to each director annually thereafter.

Stockholders are requested in this Proposal 4 to approve the amendment to the Directors' Plan to increase the annual option granted to each member of the Board of Directors from an option to purchase 5,000 shares to an option to purchase 10,000 shares. Affirmative votes constituting a majority of the votes cast on the proposal will be required to approve the amendment to the Directors' Plan. Abstentions will be counted toward the tabulation of votes cast on the proposal and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

The essential features of the Directors' Plan, a copy of which is included as Appendix C to these proxy materials, are outlined below:

The 2000 Non-Employee Directors' Stock Option Plan was adopted in January 2000. The Directors' Plan provides for the automatic grant of options to purchase shares of our common stock to our non-employee directors.

Administration. The Compensation Committee administers the Directors' Plan. The Board of Directors has the authority to construe, interpret and amend the Directors' Plan, but the Directors' Plan specifies the essential terms of the options, including recipients, grant dates, the number of shares in each option and price per share.

Share Reserve. Initially we reserved a total of 500,000 shares of our common stock for issuance under the Directors' Plan. On the last day of each of our fiscal years for ten years, starting in 2000, the share reserve will automatically be increased by a number of shares equal to the greater of:

- 0.75% of the number of shares of common stock of the Company outstanding on a fully diluted basis; or
- that number of shares subject to options granted under the Directors' Plan during the prior 12-month period.

The automatic increase is subject to reduction by the Board of Directors. If an optionholder does not purchase the shares subject to his or her option before the option expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the Directors' Plan. Likewise, if an optionholder terminates his or her service to us, any unvested shares that we repurchase will again become available for issuance under the Directors' Plan. As of January 1, 2004, approximately 1,835,000 shares of our common stock were reserved for issuance under the Directors' Plan.

Eligibility. We will automatically issue options to our non-employee directors under the Directors' Plan as follows:

- Each person who is elected to the Board of Directors as a non-employee director will automatically receive an initial grant for 25,000 shares. The initial grant is exercisable immediately, but the underlying shares will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years.

- In addition, on the day after each of our Annual Meetings, each non-employee director will automatically receive an annual grant for 5,000 shares (proposed to be increased to 10,000 shares). This annual grant is exercisable immediately but will vest monthly over the following year.

As long as the optionholder continues to serve with us or with an affiliate of ours, whether in the capacity of a director, an employee or a consultant, the option will continue to vest and be exercisable during its term. When the optionholder's service terminates, we will have the right to repurchase any unvested shares at the original exercise price, without interest.

Option Terms. Options have an exercise price equal to 100% of the fair market value of our common stock on the grant date. The option term is ten years but terminates three months after the optionholder's service terminates. If this termination is due to the optionholder's disability, the post-termination exercise period is extended to 12 months. If termination is due to the optionholder's death or if the optionholder dies within three months of the date on which his or her service terminates, the post-termination exercise period is extended to 18 months following death.

The optionholder may designate a beneficiary to exercise the option in the event of the optionholder's death. If the optionholder does not designate a beneficiary, the option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

Other Provisions. Transactions that do not involve our receipt of consideration, including a merger, consolidation, reorganization, stock dividend and stock split, may trigger a change in the class and number of shares subject to the Directors' Plan and to outstanding options. In that event, the Board of Directors will appropriately adjust the Directors' Plan as to the class and the maximum number of shares subject to the Directors' Plan and the automatic option grants. It will also adjust outstanding options as to the class, number and price of shares subject to such options.

Effect of a Merger on Options. If we dissolve or liquidate, outstanding options will terminate immediately prior to such event. However, we treat outstanding options differently in the following situations:

- a sale, lease or other disposition of all or substantially all of our assets;

- a merger or consolidation in which we are not the surviving corporation;

- a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property; and

- an acquisition of the beneficial ownership of our securities representing at least 50% of the combined voting power entitled to vote in the election of our directors.

In these situations, any surviving entity will either assume or replace all outstanding options under the Directors' Plan. Otherwise, the vesting of the options will accelerate.

Plan Termination. The Directors' Plan will terminate in 2010 unless the Board of Directors terminates it sooner.

Federal Income Tax Information. Nonstatutory stock options granted under the Directors' Plan generally have the following federal income tax consequences.

There are no tax consequences to the optionholder or the Company by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionholder normally will recognize taxable ordinary income equal to the excess of the stock's fair market value on the date of exercise over the option exercise price. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the vesting restrictions lapse unless the participant elects to be taxed on receipt of the stock. If the optionholder becomes an employee, the Company is required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness and the satisfaction of a tax reporting obligation, the Company will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the optionholder.

Upon disposition of the stock, the optionholder will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon exercise of the option (or vesting of the stock). Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year. Slightly different rules may apply to optionholders who acquire stock subject to certain repurchase options or who are subject to Section 16(b) of the Exchange Act.

EQUITY COMPENSATION PLAN INFORMATION

The information contained under the caption "Equity Compensation Plan Information" in the Company's Annual Report on Form 10-K, as amended, filed with SEC on February 20, 2004 is hereby incorporated by reference.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of the Company's common stock as of December 31, 2003 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of its common stock.

	Beneficial Ownership(1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
George A. Scangos, Ph.D. (2)	2,889,841	4.0
Geoffrey Duyk, M.D., Ph.D. (3)	1,685,103	2.3
Jeffrey R. Latts, M.D. (4)	380,000	*
Michael M. Morrissey, Ph.D.(5)	347,500	*
Pamela A. Simonton (6)	232,500	*
Stelios Papadopoulos, Ph.D. (7)	697,277	*
Charles Cohen, Ph.D. (8)	240,000	*
Jason S. Fisherman, M.D. (9)	980,712	1.4
Jean-Francois Formela, M.D. (10)	1,121,019	1.6
Vincent T. Marchesi, M.D., Ph.D (11)	51,000	*
Frank McCormick, Ph.D. (12)	25,000	*
Lance Willsey, M.D. (13)	82,500	*
5% Stockholders		
Wellington Management Company LLP 75 State Street Boston, MA 02109	9,945,680	14.0
T. Rowe Price Associates (14) 100 E Pratt Street Baltimore, MD 21202	6,935,380	9.7
Entities Associated with Barclays Global Investors, NA (15) 45 Fremont Street San Francisco, CA 94105	3,351,206	5.2
All directors and executive officers as a group (15 persons) (16)	9,307,452	12.4

- Less than one percent.

1. This table is based upon information supplied by officers and directors and upon information gathered by the Company about principal stockholders known to the Company. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 71,295,101 shares outstanding on December 31, 2003, adjusted as required by rules promulgated by the SEC.

2. Includes 90,909 shares held by George A. Scangos, Trustee of The Leslie S. Wilson Grantor Annuity Trust, 4,875 shares held by George A. Scangos and Leslie S. Wilson, as Trustees of The Jennifer Wilson Scangos Trust and 4,875 shares held by George A. Scangos and Leslie S. Wilson, as Trustees of The Katherine Wilson Scangos Trust. Includes 1,200,000 shares Dr. Scangos has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 709,376 of which would be subject to repurchase by Exelixis, if so exercised.

3. Includes 11,872 shares held by Geoffrey M. Duyk and Ulrike Barbara Wolter, Trustees of The Duyk 2000 Irrevocable Trust dated 2/21/00, 35,810 shares held by Geoffrey M. Duyk and Ulrike Barbara Wolter, Trustees of The Charles Duyk Trust dated 2/21/00 and 893,673 shares held by Geoffrey M. Duyk and Ulrike B. Wolter, Trustees of The Duyk-Wolter Family Trust dated 12/16/00. Also includes 743,748 shares Dr. Duyk has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003.

4. Represents shares Jeffrey R. Latts has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 253,230 of which would be subject to repurchase by Exelixis, if so exercised.

5. Includes 305,000 shares Michael M. Morrissey, Ph.D. has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 239,481 of which would be subject to repurchase by Exelixis, if so exercised.

6. Represents shares Pamela A. Simonton has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 108,439 of which would be subject to repurchase by Exelixis, if so exercised.

7. Includes 10,000 shares held by Fondation Santé, of which Dr. Papadopoulos is co-trustee. Also includes 45,000 shares Dr. Papadopoulos has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 6,042 of which would be subject to repurchase by Exelixis, if so exercised.

8. Includes 45,000 shares Dr. Cohen has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 6,042 of which would be subject to repurchase by Exelixis, if so exercised.

9. Includes 643,663 shares held by Rovent II L.P., 161,064 shares held by Advent Performance Materials, L.P., 92,127 shares held by Adwest L.P., 36,889 shares held by Advent Partners L.P. and 1,969 shares held by Advent International Investors II, L.P. Advent International Corporation, the venture capital firm that is the manager of the funds affiliated with Advent International Group, exercises sole voting and investment power with respect to all shares held by these funds. Dr. Fisherman is a managing director of Advent International Corporation and disclaims beneficial ownership of these shares except for 9,483 shares that are indirectly beneficially owned by Dr. Fisherman. Advent International Corporation is located at 75 State Street, Boston, MA 02109. Also includes 45,000 shares Dr. Fisherman has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 2,709 of which would be subject to repurchase by Exelixis, if so exercised.

10. Includes 708,176 shares held by Atlas Venture Fund II, L.P., 297,292 shares held by Atlas Venture Europe Fund B.V. and 54,051 shares held by Atlas Venture Germany B.V. Atlas Venture Fund II, L.P., Atlas Venture Europe Fund B.V. and Atlas Venture Germany B.V. are part of the Atlas Venture, a group of funds under common control. Dr. Formela is a general partner of Atlas Venture. No general partner of Atlas Venture is deemed to have voting and investment power with respect to such shares, and Dr. Formela disclaims beneficial ownership of these shares. Atlas Venture is located at 222 Berkeley Street, Suite 1950, Boston, MA 02116. Also includes 45,000 shares Dr. Formela has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 6,042 of which would be subject to repurchase by Exelixis, if so exercised.

11. Includes 35,000 shares Dr. Marchesi has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 12,813 of which would be subject to repurchase by Exelixis, if so exercised.

12. Represents shares Dr. McCormick has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003.

13. Includes 45,000 shares Dr. Willsey has the right to acquire pursuant to options exercisable within 60 days of December 31, 2003, 6,042 of which would be subject to repurchase by Exelixis, if so exercised.

14. These securities are owned by various individual and institutional investors, for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

15. Represents 2,335,937 shares held by Barclays Global Investors, NA and 1,015,269 shares held by Barclays Global Fund Advisors (collectively "Barclays Global"). The shares reported are held by Barclays Global in trust accounts for the economic benefit of the beneficiaries of those accounts.

16. Total number of shares includes 1,995,231 shares of Exelixis common stock held by entities affiliated with directors and executive officers, 3,721,248 shares issuable upon exercise of options exercisable within 60 days of December 31, 2003, 1,778,268 of which would be subject to repurchase by Exelixis, if so exercised. See footnotes 2 through 13 above.

EXECUTIVE COMPENSATION

The following chart sets forth certain information regarding the executive officers of the Company:

Name	Age	Position
George A. Scangos, Ph.D. (1)	55	President, Chief Executive Officer and Director
Steven P. James	45	Senior Vice President, Commercial Operations
Frank L. Karbe	35	Senior Vice President, Chief Financial Officer
Jeffrey R. Latts, M.D.	56	Senior Vice President and Chief Medical Officer
Michael M. Morrissey, Ph.D.	43	Senior Vice President of Discovery
Gregory D. Plowman, M.D., Ph.D.	46	Senior Vice President of Pharmaceutical Research
Pamela A. Simonton	54	Senior Vice President, Patents and Licensing

(1) Please see "Proposal 1 – Election of Class II Directors" in this Proxy Statement for information about this executive officer and director.

Steven P. James has served as Senior Vice President, Commercial Operations since June 2003 and is responsible for managing and expanding the company's business development and corporate development activities, as well as strategy development for pre-commercial and commercial operations. He joined Exelixis from Sunesis Pharmaceuticals, where he served as chief business officer from June 1999 through May 2003. In addition to building Sunesis' highly successful business and corporate development program and establishing several large pharmaceutical alliances, Mr. James developed Sunesis' operating plan, established strategic planning and financial management systems and played a key role in private financings. Prior to Sunesis, Mr. James was vice president, business development at Isis Pharmaceuticals from June 1997 through May 1999, where he was responsible for a broad range of partnering activities and cultivating new strategic opportunities for the company. Mr. James previously held business development, marketing and operational management positions with Landec Corporation, California Biotechnology (Scios Inc.) and Eli Lilly & Company. He holds a Bachelor's degree in biology/neuroscience from Brown University and a Master's degree in management, marketing and healthcare management from Northwestern University, Kellogg School of Management.

Frank L. Karbe, has served as Senior Vice President, Chief Financial Officer since January 2004. From 1997 to January 2004.Mr. Karbe worked for Goldman Sachs & Co., where he served most recently as vice president in the healthcare group. Prior to Goldman Sachs, Mr. Karbe held various positions in the finance department of The Royal Dutch/Shell Group in Europe. Mr. Karbe holds a Diplom Kaufmann from the WHU - Otto Beisheim Graduate School of Management, Koblenz, Germany (equivalent to a U.S. Masters of Business Administration).

Jeffrey R. Latts, M.D., has served as Senior Vice President and Chief Medical Officer since July 2001. From 1995 to June 2001, Dr. Latts served as Vice President of Clinical Research and Development and Corporate Chief Medical Officer at Berlex Laboratories, a pharmaceutical healthcare company. At Berlex, Dr. Latts was responsible for U.S. clinical development operations and oversaw the efforts of a 120-member staff. Prior to Berlex, Dr. Latts served as Vice President of Clinical Research at Wyeth Ayerst, a pharmaceutical company. He began his career in the pharmaceutical industry with Parke-Davis GmbH. In his 20 years in the industry, Dr. Latts has been involved in numerous IND submissions and has successfully initiated early to late stage clinical trials for multiple disease areas, including cancer, immunology, central nervous system and metabolic diseases. He holds an M.D. from the University of Minnesota.

Michael M. Morrissey, Ph.D., has served as Senior Vice President of Discovery since January 2003. Previously, he served as Vice President of Discovery Research from February 2000 through December 2002. From 1991 to 2000, Dr. Morrissey held several positions at Berlex Biosciences, last holding the position of Vice President, Discovery Research, where he was responsible for all aspects of drug discovery. During this time, Dr. Morrissey led the effort to expand and modernize the drug discovery capabilities at Berlex through the application of high throughput screening, combinatorial and medicinal chemistry and structural biology. From 1986 to 1991, he served as a senior scientist and project team leader in medicinal chemistry at CIBA-Geigy Corporation, a pharmaceutical company. Over the past eighteen years, Dr. Morrissey has led discovery efforts that identified thirteen clinical candidates, including four that have advanced to Phase II clinical trials for a variety of cardiovascular and inflammatory indications. He is the author of numerous scientific publications in medicinal chemistry and drug discovery and an inventor on 52 issued US patents and 18 additional published US patent applications. Dr. Morrissey received his Ph.D. in Chemistry from Harvard University and his B.S. Honors in Chemistry from the University of Wisconsin.

Gregory D. Plowman, M.D., Ph.D., has served as Senior Vice President of Pharmaceutical Research since January 2003. From October 2000 to December 2002, Dr. Plowman served as Vice President of Pharmaceutical Research. From December 1997 to September 2000, Dr. Plowman served as Vice President of Molecular Biology at SUGEN, Inc., a Pharmacia Corporation company. From January 1994 to December 1997, Dr. Plowman served as Director and Senior Director of Molecular Biology at SUGEN. At SUGEN, Dr. Plowman was responsible for the identification and validation of therapeutic targets in oncology, angiogenesis and metabolic disease, with a particular focus on protein kinases and phosphatases. From January 1988 to December 1993, Dr. Plowman served in various positions at Bristol-Myers Squibb, a pharmaceutical company, the last year of which he was Senior Principal Scientist, Oncology Drug Discovery. Dr. Plowman has previous experience with Oncogen and The Fred Hutchinson Cancer Research Center in Seattle. Dr. Plowman has authored numerous articles in the cancer field and is an inventor on nine issued U.S. patents. Dr. Plowman holds a Ph.D. in Pathology and an M.D., both from the University of Washington.

Pamela A. Simonton has served as Senior Vice President, Patents and Licensing since January 2004. Previously, she served as Vice President of Corporate Technology Development from April 2000 through December 2003. From July 1996 to April 2000, Ms. Simonton served as Vice President, Licensing and Acquisitions for Bayer Corporation's Pharmaceutical Division. From September 1994 to July 1996, Ms. Simonton served as Vice President of Patents and Licensing for Bayer's Pharmaceutical Division, North America. Ms. Simonton holds a B.S. in Chemistry from Barry College, an M.S. in Physics from Miami University, a J.D. from Nova University and an L.L.M. in Patent and Trade Regulation from George Washington University.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended December 31, 2003, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with; except that one report, covering an aggregate of 6 transactions, was filed late by Geoff Duyk, our former Chief Scientific Officer, one report covering one transaction was filed late by George Scangos, our Chief Executive Officer, and an initial report of ownership was filed late by Kristine Ball, our Vice President, Finance.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

Each of our non-employee directors received in 2003 an annual stipend of $10,000, which has been increased for 2004 to $20,000 for non-employee directors and to $25,000 for our Chairman. Also beginning in 2004, each committee member receives an annual stipend of $2,500 for each committee they serve on. Each of our directors receives a per meeting fee of $2,500. They receive $500 for each committee meeting attended by committee members and $500 for participation in monthly Board of Director and committee conference calls. In the year ended December 31, 2003, the total compensation paid to non-employee directors was $371,161. The members of the Board of Directors are also eligible for reimbursement for their expenses incurred in attending Board of Directors meetings in accordance with Company policy.

In January 2000, we adopted the 2000 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of common stock to our directors who are not employees of Exelixis or of any affiliate of Exelixis. Such options are granted automatically, without further action by the Company, the Board of Directors or the stockholders of the Company. Under the terms of the Directors' Plan, all non-employee directors shall receive a one-time initial option to purchase 25,000 shares of common stock. In addition, all non-employee directors shall receive an annual option to purchase 5,000 shares of common stock at the Annual Meeting of Stockholders (proposed to be increased to 10,000 shares). Options granted under the Directors' Plan are not intended by the Company to qualify as incentive stock options under the Internal Revenue Code of 1986, as amended. The exercise price of options granted under the Directors' Plan is equal to 100% of the fair market value of a share of common stock on the grant date. Under the terms of the Directors' Plan, the initial option to purchase 25,000 shares is immediately exercisable but will vest at the rate of 25% of the shares on the first anniversary of the grant date and monthly thereafter over the next three years. The annual grants to purchase 5,000 shares (proposed to be increased to 10,000 shares) are exercisable immediately but will vest monthly over a one-year period. If the non-employee director is appointed to the Board of Directors after the Annual Meeting, the annual grant will be pro-rated. As long as the optionholder continues to serve with us or with an affiliate of ours, the option will continue to vest and be exercisable during its term. When the optionholder's service terminates, we will have the right to repurchase any unvested shares at the original exercise price, without interest. All options granted under the Directors' Plan have a term of ten years and are set to terminate three months after a non-employee director's service terminates. In the event of a merger of the Company with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving the Company, any surviving entity will either assume or replace all outstanding options under the Directors' Plan. Otherwise, the vesting of the options will accelerate.

During the last year, we granted options covering 5,000 shares to each non-employee director of the Company, at an exercise price per share of $8.70, except for Frank McCormick. We granted options covering 25,000 shares at an exercise price per share of $8.29 to Mr. McCormick upon joining the Board of Directors in July 2003. The fair market value of such common stock on the date of grant was $8.70 and $8.29 per share (based on the closing sales price reported on the Nasdaq National Market on the date of grant). As of February 10, 2004, no options had been exercised under the Directors' Plan.

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows for each of the three years ended December 31, 2003, compensation awarded or paid to, or earned by, the Company's Chief Executive Officer and its other four most highly compensated executive officers at December 31, 2003 (the "Named Executive Officers"):

SUMMARY OF COMPENSATION TABLE

	Annual Compensation				Long - Term Compensation Awards (4)	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Securities Underlying Options**	**All Other Compensation (5)**
George A. Scangos, Ph.D	2003	$ 600,000	$ 180,000	$ -	600,000	$ 6,000
President and Chief Executive Officer	2002	525,000	315,000	-	-	4,000
	2001	462,000	277,000	-	350,000	-
Geoffrey Duyk, M.D., Ph.D.(1)	2003	480,358	186,000	-	400,000	-
President, Research and Development	2002	380,000	133,000	-	-	-
	2001	335,000	117,250	-	250,000	-
Jeffrey R. Latts, M.D.	2003	325,500	113,925	-	225,000	5,186
Chief Medical Officer and	2002	310,000	93,000	-	-	1,333
Senior Vice President of Development	2001	137,000 (2)	-	-	155,000	-
Michael M. Morrissey, Ph.D.	2003	290,000	101,500	-	235,000	5,594
Senior Vice President of	2002	270,000	67,500	-	-	3,850
Discovery	2001	240,000	60,000	-	50,000	-
Pamela A. Simonton, J.D., L.L.M	2003	250,500	62,625	75,000 (3)	100,000	4,225
Senior Vice President,	2002	232,000	58,000	75,000 (3)	-	3,900
Patents and Licensing	2001	220,000	44,000	-	97,500	

(1) Dr. Duyk resigned effective December 31, 2003.
(2) Dr. Latts joined the Company in July 2001. Dr. Latts' annual salary for 2001 was $300,000.
(3) Includes the forgiveness of $75,000 of a loan in principal amount of $300,000 for Ms. Simonton in 2003 and 2002.
(4) We offer no other form of ong-erm compensation.
(5) Represents 401(k) matching contributions for 2003 and 2002.

STOCK OPTION GRANTS AND EXERCISES

We grant options to our executive officers under our 2000 Equity Incentive Plan, which was approved by our stockholders on March 15, 2000. Prior to April 2000, we granted options to our executive officers under our 1997 Equity Incentive Plan and 1994 Employee, Director and Consultant Stock Plan. Under the 2000 Equity Incentive Plan, 1997 Equity Incentive Plan and 1994 Employee, Director and Consultant Stock Plan, options to purchase an aggregate of 18,296,110 shares of common stock were granted from the inception of these plans to December 31, 2003, of which options to purchase 10,906,742 shares of common stock were outstanding and 3,886,283 shares remained available for grant under the 2000 Equity Incentive Plan as of December 31, 2003.

Our 1997 Equity Incentive Plan was terminated for purposes of new option grants in April 2000. Our 1994 Employee, Director and Consultant Stock Plan was terminated for purposes of new option grants in September 1997. Each of the plans remains in effect as to outstanding options granted under that plan.

The following tables show for the fiscal year ended December 31, 2003, certain information regarding options granted to, exercised by and held at year-end by, the named executive officers.

The exercise price of each option granted in 2003 was equal to the fair market value of common stock on the date of grant. The exercise price may be paid in cash or shares of common stock valued at fair market value on the exercise date.

The potential realizable value of the Company's options is calculated based on the ten-year term of the option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent the Company's prediction of its stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

- multiplying the number of shares of common stock subject to a given option by the grant day exercise price;
- assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the options; and
- subtracting from that result the aggregate option exercise price.

Percentages shown under "Percent of Total Options Granted to Employees in 2003" are based on an aggregate of 3,209,085 options granted to employees and directors under the Company's stock option plans during 2003.

STOCK OPTION GRANTS IN YEAR ENDED DECEMBER 31, 2003

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	**Number of Securities Underlying Options Granted (#)**	**Percent of Total Options Granted to Employees in 2003 (%)**	**Exercise Price per Share ($/Sh)**	**Expiration Date**	**5%**	**10%**
George A. Scangos, Ph.D.	400,000	12.5	$6.45	01/28/2113	$1,622,548	$4,111,856
	200,000	6.2	6.15	12/13/2113	773,540	1,960,303
Geoffrey Duyk, M.D., Ph.D.	400,000	12.5	6.45	01/28/2113	1,622,548	4,111,856
Jeffrey R. Latts, M.D.	110,000	3.4	6.45	01/28/2113	446,201	1,130,760
	115,000	3.5	6.15	12/13/2113	444,786	1,127,174
Michael M. Morrissey, Ph.D.	85,000	2.6	6.45	01/28/2113	344,791	873,769
	150,000	4.6	6.15	12/13/2113	580,155	1,470,227
Pamela A. Simonton, J.D., L.L.M.	50,000	1.6	6.45	01/28/2113	202,819	513,982
	50,000	1.6	6.15	12/13/2113	193,385	490,076

The following table sets forth the number and value of securities underlying unexercised options that were held by each of the named executive officers as of December 31, 2003.

Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2003" are based on the December 31, 2003 closing price of $7.05 per share, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

AGGREGATED STOCK OPTIONS AT DECEMBER 31, 2003

Name	Shares Acquired on Exercise (#)	Value Realized ($)(2)	Number of Securities Underlying Unexercised Options at December 31, 2003(1)		Value of Unexercised In-the-Money Options at December 31, 2003(1)	
			Exercisable/ Vested	Exercisable /Unvested	Exercisable/ Vested	Exercisable /Unvested
George A. Scangos, Ph.D.	862,500	$679,999	357,291	842,709	$ -	$ 420,000
Geoffrey Duyk, M.D., Ph.D.	375,000	240,000	743,748	-	1,259,687	-
Jeffrey R. Latts, M.D.	-	-	90,520	289,480	-	169,500
Michael M. Morrissey, Ph.D.	82,500	-	39,583	265,417	-	186,000
Pamela A. Simonton, J.D., L.L.M	-	-	104,999	127,501	-	75,000

(1) All options are exercisable upon grant, but the underlying shares are subject to a right of repurchase by Exelixis until vested.

(2) Based on the fair market value of the common stock on the date of exercise.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

At the time of commencement of employment, Exelixis employees generally sign offer letters specifying basic terms and conditions of employment. In general, Exelixis employees are not subject to written employment agreements. Each officer and employee has entered into a standard form agreement with respect to confidential information and invention assignment that provides that the employee will not disclose any confidential information of Exelixis received during the course of employment and that, with some exceptions, the employee will assign to Exelixis any and all inventions conceived or developed during the course of employment.

In September 1996, we entered into an agreement with George Scangos in connection with his appointment as President and Chief Executive Officer of Exelixis. The agreement provides that Dr. Scangos' term of employment will be renewed automatically each year unless either party provides written notice of its intention not to renew. In the event that Dr. Scangos' employment is terminated without cause, he may receive up to six months base salary and bonus, together with all benefits. The agreement also provides that in the event of a merger or sale of more than 50% of Exelixis' assets, certain of Dr. Scangos' unvested stock options shall automatically accelerate and vest in full.

In February 2000, we entered into an agreement with Michael Morrissey in connection with his appointment as Vice President of Discovery Research. The agreement provides that in the event that Dr. Morrissey's employment is terminated without cause, he may receive six months base salary and benefits.

In September 2000, we entered into an agreement with Gregory Plowman in connection with his appointment as Vice President of Pharmaceutical Research. The agreement provides that in the event that Dr. Plowman's employment is terminated without cause, he may receive six months base salary and benefits.

In May 2003, we entered into an agreement with Steven James in connection with his appointment as Senior Vice President, Commercial Operations. The agreement provides that in the event that Mr. James's employment is terminated without cause, he may receive six months base salary and benefits.

In October 2003, we entered into an agreement with Geoff Duyk regarding his resignation of employment with the Company effective December 31, 2003. The agreement provided for a performance bonus of $186,000 for the calendar year 2003. The agreement also provided an additional 12 months of option vesting and, for the majority of such options, extended the period during which such options may be exercised from 3 months to 15 months following the resignation date.

In November 2003, we entered into an agreement with Frank Karbe in connection with his appointment as Senior Vice President, Chief Financial Officer. The agreement provides that in the event that Mr. Karbe's employment is terminated without cause, he may receive six months base salary and benefits.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[2]

The Compensation Committee of the Board of Directors was formed in January 2000. The Compensation Committee is responsible for the administration of the Company's executive compensation programs. These programs include base salary and annual bonuses for officers as well as long-term incentive compensation programs. The Company's compensation programs are designed to provide a competitive level of total compensation and include significant incentive and equity ownership opportunities directly linked to the Company's performance and stockholder return.

The Compensation Committee is currently composed of three independent directors: Drs. Cohen, Marchesi and Formela.

Compensation Philosophy. The Company's overall executive compensation philosophy is based on the following principles:

(a) to provide competitive levels of total compensation that will enable the Company to attract and retain the best possible executive talent;

(b) to motivate executives to achieve superior results for the Company;

(c) to align the financial interests of executives and stockholders through equity-based plans; and

(d) to provide a compensation program that recognizes individual contributions as well as overall business results.

Compensation Program. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of all officers of the Company and establishes and reviews general policies relating to compensation and benefits of employees of the Company. The Compensation Committee is also responsible for the administration of the 2000 Equity Incentive Plan (the "2000 Option Plan"). There are three major components to the Company's executive compensation: base salary, potential annual cash bonus and potential long-term compensation in the form of stock options. The Compensation Committee considers the total current and potential compensation of each executive officer in establishing each element of compensation.

1. Base Salary. In setting compensation levels for executive officers, initial salaries are based on negotiations between the particular executive officer and the Chief Executive Officer, as approved by the Compensation Committee. Since 1999, the annual reviews of executive officers have occurred in the fourth quarter of the year. The Compensation Committee reviews competitive information relating to compensation levels for comparable positions at medical product, biotechnology and high technology companies as well as the compensation levels of other executive officers in the Company. Historically, the Compensation Committee has relied on general industry survey information for these companies. In addition, the Compensation Committee may, from time to time, hire compensation and benefit consultants to assist in developing and reviewing overall salary strategies. Individual executive officer base compensation may vary based on seniority in position, assessment of individual performance, salary relative to internal and external equity and the significance of the position relative to the success of the Company.

2. Annual Cash Bonus. The Compensation Committee annually reviews each executive officer's bonus by executive officer position and the performance of the Company as well as the individual. Payment of cash bonuses is tied to the accomplishment of corporate milestones and to each individual officer's year-end performance review.

3. Long-Term Incentive Program. The Company's 2000 Option Plan provides for the issuance of stock options to officers and employees of the Company to purchase shares of common stock at an exercise price equal to the fair market value of such stock on the date of grant. Stock options are granted to the Company's executive officers and other employees, both as a reward for past individual and corporate performance and as an incentive for future performance. The Compensation Committee believes that stock-based performance

[2] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language contained in such filing.

compensation arrangements are essential in aligning the interests of management and the stockholders in enhancing the value of the Company's equity as well as encouraging executives to remain employed by the Company.

4. Benefits. The Company provides benefits to the executive officers that are generally available to all employees of the Company. The amount of executive level benefits and perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation for each executive officer, did not exceed 10% of total salary and bonus for that individual in the calendar year 2003.

Compensation for the Chief Executive Officer. In determining Dr. Scangos' salary for 2004, the Compensation Committee reviewed and considered his historical compensation level, the number and nature of the transactions entered into by the Company, the achievement of key scientific and research goals as well as the compensation levels of other executives in peer companies, taking into account Dr. Scangos' experience and knowledge. The Compensation Committee determined that it was appropriate to increase Dr. Scangos' base salary from $600,000 to $621,000. In addition, for his performance in 2003, the Compensation Committee awarded Dr. Scangos a bonus of $180,000 and granted Dr. Scangos stock options to purchase an aggregate of 200,000 shares of common stock.

Section 162(m) of The Internal Revenue Code Limitations on Executive Compensation. In 1993, Section 162(m) was added to the United States Internal Revenue Code of 1986, as amended. Section 162(m) may limit the Company's ability to deduct for United States federal income tax purposes, compensation in excess of $1,000,000 paid to the Company's Chief Executive Officer and its four other highest paid executive officers in any one fiscal year. No executive officer of the Company received any such compensation in excess of this limit during fiscal 2003.

Conclusion. It is the opinion of the Compensation Committee that the aforementioned compensation policies and structures provide the necessary incentives to properly align the Company's corporate economic performance and the interests of the Company's stockholders with progressive, balanced and competitive executive total compensation practices in an equitable manner.

Respectfully submitted,
The Compensation Committee of the Board of Directors

Charles Cohen
Vincent T. Marchesi
Jean-Francois Formela

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Messrs. Cohen, Marchesi and Formela are the members of the Compensation Committee. None of the members of the Company's Compensation Committee has at any time been an officer or employee of Exelixis. No interlocking relationship exists between the Company's Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

PERFORMANCE MEASUREMENT COMPARISON

The following graph compares the cumulative total stockholder return on the Company's common stock with the cumulative total return of the Nasdaq National Market, U.S. Index ("Nasdaq") and the Nasdaq Biotech Index ("Nasdaq-Biotech") for the period beginning on April 11, 2000, the Company's first day of trading after its initial public offering, and ending on December 31, 2003.

Comparison of Quarterly Cumulative Total Return[3] Among Exelixis, Inc., the Nasdaq National Market, U.S. Index and the Nasdaq Biotech Index[4]



Cumulative Total Return
$
300
250
200
150
100
50
0
4/11/00
6/30/00
9/30/00
12/31/00
03/31/01
06/30/01
09/30/01
12/31/01
03/31/02
06/30/02
09/30/02
12/31/02
03/31/03
06/30/03
09/30/03
12/31/03
Period Ending
Exelixis, Inc.
Nasdaq
Nasdaq Biotech

Cumulative Total Returns

	4/11/00	6/30/00	9/30/00	12/31/00	03/31/01	06/30/01	09/30/01	12/31/01
Exelixis, Inc.	100	257	241	112	62	136	82	119
Nasdaq	100	98	91	61	44	52	36	47
Nasdaq Biotech	100	118	128	105	72	95	70	85

	03/31/02	06/30/02	09/30/02	12/31/02	03/31/03	06/30/03	09/30/03	12/31/03
Exelixis, Inc.	99	54	35	57	48	49	51	50
Nasdaq	44	35	28	32	32	39	43	48
Nasdaq Biotech	73	48	45	47	48	63	68	68

[3] Assumes that $100.00 was invested on April 11, 2000 (the date of our initial public offering) in the designated stock or index - including reinvestment of dividends. Fiscal years ended December 31.

[4] The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation by reference language contained in such filing.

CERTAIN TRANSACTIONS

Indemnification Agreements. In connection with our initial public offering, we adopted and filed an amended and restated certificate of incorporation and restated bylaws. As permitted by Delaware law, our Restated Certificate of Incorporation provides that no director will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of duty of loyalty to the Company or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payment of dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

Our amended and restated bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the amended and restated bylaws would permit indemnification.

We have entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by the Company, arising out of such person's services as a director or executive officer with respect to the Company, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Indebtedness of Management. As of January 31, 2004, the total amount of loans outstanding to our executive officers was $350,000. The largest aggregate amount of indebtedness outstanding at any time during 2003 was approximately $1,425,000.

In January 1998, we entered into a loan agreement with George Scangos, President, Chief Executive Officer and a director, in the amount of $150,000. The loan had an interest rate of 6.13% and matured on January 19, 2003. Dr. Scangos paid $140,566 of his loan amount during 2000, and the remainder of the balance upon maturity. In January 1998, we also entered into a loan agreement with Geoffrey Duyk, formerly Chief Scientific Officer, President of Research and Development and a director, in the amount of $90,000. The loan had an interest rate of 6.13% and matured on January 16, 2003. Dr. Duyk repaid the loan upon maturity.

In January 1998, we provided a non-interest bearing advance of $74,000 and $44,000 to George Scangos, President, Chief Executive Officer and a director, and Geoffrey Duyk, formerly Chief Scientific Officer, President of Research and Development and a director, respectively. Dr. Duyk and Dr. Scangos repaid the full amount of the advance during 2003.

In February 2000, we entered into loan agreements with George Scangos, President, Chief Executive Officer and a director, Geoffrey Duyk, formerly Chief Scientific Officer, President of Research and Development and a director, and Michael Morrissey, Senior Vice President, Discovery Research, in the amounts of $470,000, $260,000 and $110,000, respectively. Dr. Scangos paid $48,125 of his outstanding loan amount during 2000. Dr. Scangos, Dr. Duyk and Dr. Morrissey repaid the full amount of their loans during 2003. Dr. Duyk and Dr. Morrissey repaid their loans in cash, while Dr. Scangos repaid his loan with stock in connection with a sale of stock to the company.

In April 2001, we entered into a loan agreement with Pamela Simonton, Vice President Corporate Technology Development in the amount of $300,000. The loan has an interest rate of 4.90% and matures on April 26, 2005. The loan is subject to 25% forgiveness on each anniversary of the loan provided that Ms. Simonton is a full-time employee during the preceding 12 months. Accordingly, $75,000 of the loan principal was forgiven in 2003 and in 2002.

In September 2001, we entered into a loan agreement with Gregory Plowman, Senior Vice President of Pharmaceutical Research in the amount of $75,000. The loan has an interest rate of 4.82% and matures on September

18, 2005. The loan is subject to 100% forgiveness of principal upon Mr. Plowman's fourth employment anniversary date with Exelixis.

On July 15, 2002, we entered into a loan agreement with Jeffrey Latts, Senior Vice President and Chief Medical Officer in the amount of $125,000. The loan has an interest rate of 4.60% and matures on July 15, 2006. The loan is subject to 50% forgiveness of principal upon Dr. Latts' third employment anniversary date and forgiveness of the remaining 50% of the principal upon his fourth employment anniversary date.

All future transactions other than loan facilities and amendments to any existing loan facilities between the Company and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties. Effective July 30, 2002, the Company no longer makes available loan facilities to, or amends existing loan facilities with, our executive officers.

Director Consulting Agreement. On November 10, 2003, we entered into a one-year consulting agreement with Frank McCormick, a director. The compensation payable to Dr. McCormick during the term of this agreement cannot exceed $100,000. During the year ended December 31, 2003, Dr. McCormick was paid $500 in compensation under this agreement.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

FRANK L. KARBE
Chief Financial Officer

February 27, 2004

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year a number of brokers with account holders who are Exelixis stockholders will be "householding" Exelixis' proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement, please notify your broker or direct your written request to: Investor Relations, Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083 or contact Exelixis, Inc., Investor Relations at (650) 837-7000. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, is available without charge upon written request to: Investor Relations, Exelixis, Inc., 170 Harbor Way, P.O. Box 511, South San Francisco, California 94083.

Appendix A

EXELIXIS, INC.

AUDIT COMMITTEE CHARTER

(Adopted July 25, 2000, as amended March 31, 2003 and February 24, 2004)

Purpose

The primary purpose of the Audit Committee (the "Committee") is to act on behalf of the Board of Directors (the "Board") in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process and ensuring the integrity of the Company's financial statements. Committee members shall be independent and financially literate. Generally, the responsibility of the Committee includes:

(a) overseeing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof;

(b) reviewing the Company's financial reporting process and systems of internal accounting and financial controls; and

(c) ensuring the independence of the outside auditors and the performance of an annual independent audit of the Company's financial statements.

In discharging its oversight role, duties and responsibilities, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company. The powers of the Committee include the authority to engage outside counsel, auditors or other experts for this purpose. The Committee is in place to represent the Company's stockholders and its Board; accordingly, the outside auditor is ultimately accountable to the Committee. The Committee shall also be designated as the Company's Qualified Legal Compliance Committee (the ***"QLCC"***) within the meaning of Rule 205.2(k) of Title 17, Chapter II of the Code of Federal Regulations (the ***"Rules of Professional Conduct"***).

While the Committee has the responsibilities and powers provided in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Management remains responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements. The Committee shall review the adequacy of this Charter on an annual basis.

Membership

The Committee shall be comprised of not less than three members of the Board, and the Committee's composition will meet the requirements of the listing standards of the Nasdaq Stock Market and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission ("SEC") applicable to Committee members as in effect from time to time. Accordingly, all of the members will be directors who:

(a) have no relationship to the Company that may interfere with the exercise of their independence from management and the Company and satisfy the independence requirements of Rule 4200(a)(15) of the listing standards of the Nasdaq Stock Market and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC applicable to Committee members as in effect from time to time; and

(b) are financially literate at the time of their appointment to the Committee. In addition, at least one member of the Committee will have past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background that results in the individual's financial sophistication (for purposes of complying with Rule 4350(d)(2) of the listing standards of the Nasdaq Stock Market).

Authority

The Committee shall have the authority to appoint, determine compensation for, at the expense of the Company, retain and oversee the auditors as set forth in Section 10(A)(m)(2) of the Securities and Exchange Act of 1934, as amended, and the rules thereunder. The Committee shall have the authority to retain and determine compensation for, at the expense of the Company, special legal, accounting or other advisors or consultants as the Committee deems necessary or appropriate in the performance of its duties. The Committee shall also have authority to pay, at the expense of the Company, ordinary administrative expenses that, as determined by the Committee, are necessary or appropriate in carrying out its duties. The Committee shall have the authority to initiate investigations, to provide notices, including notices to the SEC, to retain experts, to recommend that the Company implement remedial or other appropriate actions and otherwise to carry out its responsibilities as a QLCC. The Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge his or her responsibilities hereunder. The Committee shall have the authority to require that any of the Company's personnel, counsel, auditors or investment bankers, or any other consultant or advisor to the Company, attend any meeting of the Committee or meet with any member of the Committee or any of its special legal, accounting or other advisors and consultants.

Key Responsibilities

The Committee shall oversee the Company's financial reporting process on behalf of the Board and shall have direct responsibility for the appointment, compensation, retention and oversight of the work of the auditors, who shall report directly and be accountable to the Committee. The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Accordingly, the Committee is responsible for the review and resolution of any disagreements the outside auditors may have with the Company's management. Since the Committee recognizes that Company management, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

In general, the common recurring activities of the Committee in carrying out its oversight function are specified below. These functions are set forth as obligations under existing laws, rules and regulations with the understanding that the Committee may diverge from these obligations as consistent with changes in the applicable laws, rules and regulations.

- The Committee shall evaluate the performance of the auditors, assess their qualifications and determine whether to retain or to terminate the existing auditors or to appoint and engage new auditors for the ensuing year. The Committee shall have the ultimate authority and responsibility to appoint and remove, compensate and review the performance of the independent auditors.

- The Committee shall meet and review with the outside auditors all critical accounting policies and practices of the Company, alternative treatments of financial information within GAAP that have been discussed by the outside auditors with management, and the treatment preferred by the outside auditors.

- The Committee shall prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

- The Committee shall meet and review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K and Annual Report to Stockholders and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards No. 61, "Communication with Audit Committees" ("SAS No. 61").

- As a whole, or through the Committee chair, the Committee shall meet and review with the outside auditors the Company's interim financial results to be included in quarterly filings with the SEC and the matters required to be discussed by SAS No. 61; this review will occur prior to the Company's filing of the Quarterly Reports on Form 10-Q.

- The Committee shall review and discuss with management and the outside auditors the quality and adequacy of the Company's internal controls and the attestation of the independent auditors with respect to those controls required by Section 404 of the Sarbanes-Oxley Act of 2002, and the Committee shall have the further authority to meet with the internal auditors or individuals performing those functions on behalf of the Company. The review shall include any material issues raised by the internal auditors or by any inquiry or investigation by governmental authorities. The

Committee shall also review and discuss with the auditors and, if appropriate, management any management or internal control letter issued or, to the extent practicable, proposed to be issued by the auditors, as well as management's response, if any, to such letter and any additional material written communications between the auditors and management.

- The Committee shall review and discuss with management all Section 302 and 906 certifications required by the Sarbanes-Oxley Act of 2002.
- The Committee shall at least annually:

  (a) receive from the outside auditors a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard Number 1;

  (b) discuss with the outside auditors any such disclosed relationships and their impact on the outside auditor's independence; and

  (c) take appropriate action to oversee the independence of the outside auditor.

- To determine and approve engagements of the auditors, prior to commencement of such engagements (unless in compliance with exceptions available under applicable laws and rules related to immaterial aggregate amounts of services), to perform:

  (a) all proposed audit, review and attest services, including the scope of and plans for the audit, the adequacy of staffing and the compensation to be paid, at the Company's expense, to the auditors; and

  (b) any proposed permissible non-audit services, including the scope of the service and the compensation to be paid therefor.

  These determinations and approvals may be pursuant to pre-approval policies and procedures established by the Committee consistent with applicable laws and rules, including the delegation of pre-approval authority to one or more Committee members so long as any such pre-approval decisions are presented to the full Committee at the next scheduled meeting.

- The Committee shall review and approve all related party transactions entered into by the Company.
- The Committee shall establish and maintain procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters of the Company, including the establishment of procedures for confidential, anonymous submissions by Company employees with respect to the foregoing matters.
- The Committee shall review and discuss with management and the auditors any material conflicts or disagreements between management and the auditors regarding financial reporting or accounting practices or policies and resolve any conflicts or disagreements regarding financial reporting.
- The Committee shall confer with management and the auditors regarding the scope, adequacy and effectiveness of the internal control over financial reporting, including any special audit steps taken in the event of material control deficiencies.
- The Committee shall carry out the responsibilities of a QLCC as set forth in the Rules of Professional Conduct.
- The Committee shall review and assess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.
- The Committee shall perform such other functions and shall have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

Minutes and Meetings

The Committee shall hold such regular or special meetings as its members shall deem necessary or appropriate. Minutes of each meeting of the Committee shall be prepared and distributed to each member of the Committee and the Secretary of the Company promptly after each meeting.

Appendix B

EXELIXIS, INC.

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE OF THE BOARD OF DIRECTORS

(Adopted February 24, 2004)

ORGANIZATION

The Nominating and Corporate Governance Committee (the "Committee") of the Board of Directors (the "Board") of Exelixis, Inc., a Delaware corporation (the "Company"), shall consist of at least two (2) members of the Board. No Committee member shall be an employee of the Company, and each member shall be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board, in accordance with the applicable independence requirements of the Nasdaq Stock Market and the rules and regulations of the Securities and Exchange Commission ("SEC"). The Board shall appoint the members of the Committee and the Committee chairperson.

STATEMENT OF POLICY

The purpose of the Committee shall be to (i) oversee all aspects of the Company's corporate governance functions on behalf of the Board; (ii) make recommendations to the Board regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as directors of the Company; (iv) serve as a focal point for communication between such candidates, non-committee directors and the Company's management; (v) recommend such candidates to the Board; and (vi) make such other recommendations to the Board regarding affairs relating to the directors of the Company, including director compensation.

OPERATING PRINCIPLES AND PROCESSES

In fulfilling its function and responsibilities, the Committee should give due consideration to the following operating principles and processes:

- *Communication* – Regular and meaningful contact throughout the year with the Board, committee chairpersons, members of senior management and independent professional advisors to the Board and its various committees, as applicable, is viewed as important for strengthening the Committee's knowledge of relevant current and prospective corporate governance issues.

- *Committee Education/Orientation* – Developing with management and participating in a process for systematic review of important corporate governance issues and trends in corporate governance practices that could potentially impact the Company will enhance the effectiveness of the Committee.

- *Resources* – The Committee shall be authorized to access such internal and, in consultation with senior management, external resources as the Committee deems necessary or appropriate to fulfill its defined responsibilities, including engagement of independent counsel, consultants and other professional advisors, as well as executive search firms to help identify director candidates. The Committee shall have sole authority to approve fees, costs and other terms of engagement of such outside resources. The Committee shall have the authority to perform such other functions, and shall have such powers, as may be necessary or appropriate in the efficient and lawful discharge of its responsibilities hereunder.

- *Reporting to the Board* – The Committee, through the Committee chairperson, shall report all material activities of the Committee to the Board from time to time, or whenever so requested by the Board.

RESPONSIBILITIES

The Committee will have the full power and authority to carry out the following primary responsibilities or to delegate such power and authority to one or more subcommittees of the Committee:

- *Director Nominations* – The Committee shall have the responsibility for establishing criteria for Board membership and identifying, evaluating, reviewing and recommending qualified candidates to serve on the

Board, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The Committee shall also have the responsibility for evaluating, reviewing and considering the recommendation for nomination of current directors for reelection to the Board. The selection of nominees for director to be presented to the stockholders for election or reelection, and the selection of new Directors to fill vacancies and newly created directorships on the Board, shall be made by the full Board based on the recommendations of the Committee. Nominations from security holders shall be considered using the same criteria as potential nominees recommended by the members of the Committee or others, and there shall be no differences in the manner in which the Committee evaluates a candidate that is recommended for nomination for membership on the Board by the directors, officers or security holders.

- *Board Assessment* – The Committee shall periodically review, discuss and assess the performance of the Board, including Board committees, seeking input from senior management, the full Board and others. The assessment includes evaluation of the Board's contribution as a whole, specific areas in which the Board and/or management believe better contributions could be made, and overall Board composition and makeup, including the reelection of current Board members. The factors to be considered shall include whether the directors, both individually and collectively, can and do provide the skills and expertise appropriate for the Company. The Committee shall also consider and assess the independence of directors, including whether a majority of the Board continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by the Nasdaq Stock Market. The results of such reviews shall be provided to the Board for further discussion, as appropriate.

- *Board Committee Nominations* – The Committee, in consultation with the Chief Executive Officer, and after due consideration of the wishes, independence and experience of the individual directors and independence and experience requirements in accordance with the Nasdaq Stock Market, the rules and regulations of the Securities and Exchange Commission and applicable law, shall recommend to the entire Board annually the chairmanship and membership of each committee.

- *Corporate Governance Principles* – The Committee shall oversee and review the processes and procedures used by the Company to provide information to the Board and its committees. The Committee should consider, among other factors, the reporting channels through which the Board and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board and its committees on a timely basis.

- *Code of Business Conduct and Ethics* – The Committee shall review and administer the Company's Code of Business Conduct and Ethics (the "Code") and any similar codes of conduct that may be implemented by the Company from time to time. The Committee shall have the authority to amend the Code and to make waivers of any provisions of the Code. The Committee shall have the authority to enforce the provisions of the Code (including with respect to executive officers and directors) and to direct the management of the Company to take appropriate actions to implement any such enforcement decisions. The Committee hereby delegates to management of the Company the ability to make technical, administrative or other non-substantive amendments to the Code that do not constitute a "waiver" (or "implicit waiver") for purposes of Item 10 of Form 8-K or Rule 4350(n) of the listing standards of the Nasdaq Stock Market. The Committee shall periodically review Company policy statements to determine their adherence to the Company's Code of Business Conduct and Ethics.

- *Security Holder Communications* – The Committee shall receive and review on behalf of the Board any communications from security holders of the Company to the Board. The Committee shall report to the Board, as appropriate, regarding any such communications from security holders and shall recommend to the Board whether the Committee believes that a response to any such communication is necessary or appropriate and whether any additional actions should be taken by the Company with respect to or as a result of any such communication.

- *Director Compensation* – The Committee shall periodically review the compensation paid to non-employee directors for their service on the Board and its committees and recommend any changes considered appropriate to the full Board for its approval.

MEETINGS

The Committee will hold at least one (1) regular meeting per year and additional meetings as the Committee deems appropriate. At the discretion of the Committee, the President, Chief Executive Officer, Chairman of the Board, Chief

Financial Officer and any other person the Committee deems appropriate may attend any meeting of the Committee, except for portions of the meetings where his, her or their presence would be inappropriate, as determined by the Committee.

MINUTES AND REPORTS

Minutes of each meeting will be kept and distributed to each member of the Committee and the Secretary of the Company. The Chairman of the Committee will report to the Board from time to time, or whenever so requested by the Board.

Appendix C

EXELIXIS, INC.

2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

(Adopted by the Board of Directors on January 27, 2000
Approved By Stockholders March 15, 2000
Amended By Board of Directors on February 24, 2004)

1. PURPOSE.

(a) Eligible Option Recipients. The persons eligible to receive Options are the Non-Employee Directors of the Company.

(b) Available Options. The purpose of the Plan is to provide a means by which Non-Employee Directors may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Nonstatutory Stock Options.

(c) General Purpose. The Company, by means of the Plan, seeks to retain the services of its Non-Employee Directors, to secure and retain the services of new Non-Employee Directors and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Affiliates.

2. DEFINITIONS.

(a) "***Affiliate***" means any parent corporation or subsidiary corporation of the Company, whether now or hereafter existing, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(b) ***"Annual Grant"*** means an Option granted annually to all Non-Employee Directors who meet the specified criteria pursuant to subsection 6(b) of the Plan.

(c) ***"Annual Meeting"*** means the annual meeting of the stockholders of the Company.

(d) "***Board***" means the Board of Directors of the Company.

(e) ***"Calculation Date"*** means the last day of each fiscal year of the Company.

(f) "***Code***" means the Internal Revenue Code of 1986, as amended.

(g) ***"Committee"*** means a committee of one or more members of the Board appointed by the Board in accordance with subsection 3(c).

(h) "***Common Stock***" means the common stock of the Company.

(i) "***Company***" means Exelixis, Inc., a Delaware corporation.

(j) "***Consultant***" means any person, including an advisor, (i) engaged by the Company or an Affiliate to render consulting or advisory services and who is compensated for such services or (ii) who is a member of the Board of Directors of an Affiliate. However, the term "Consultant" shall not include either Directors of the Company who are not compensated by the Company for their services as Directors or Directors of the Company who are merely paid a director's fee by the Company for their services as Directors.

(k) "***Continuous Service***" means that the Optionholder's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. The Optionholder's Continuous Service shall not be deemed to have terminated merely because of a change in the capacity in which the Optionholder renders service to the Company or an Affiliate as an Employee, Consultant or Director or a change in the entity for which the Optionholder renders such service, provided that there is no interruption or termination of the Optionholder's Continuous Service. For example, a change in status from a Non-Employee Director of the Company to a Consultant of an Affiliate or an Employee of the Company will not constitute an interruption of Continuous Service. The Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service shall be considered interrupted in the case of any leave of absence approved by that party, including sick leave, military leave or any other personal leave.

(l) ***"Diluted Shares Outstanding"*** means the number of outstanding shares of Common Stock on the Calculation Date, plus the number of shares of Common Stock issuable on the Calculation Date assuming the conversion of all outstanding preferred stock and convertible notes, and the additional number of dilutive Common Stock equivalent shares outstanding as the result of any options or warrants outstanding during the fiscal year, calculated using the treasury stock method.

(m) "***Director***" means a member of the Board of Directors of the Company.

(n) ***"Disability"*** means the permanent and total disability of a person within the meaning of Section 22(e)(3) of the Code.

(o) "***Employee***" means any person employed by the Company or an Affiliate. Mere service as a Director or payment of a director's fee by the Company or an Affiliate shall not be sufficient to constitute "employment" by the Company or an Affiliate.

(p) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

(q) "***Fair Market Value***" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on the Nasdaq National Market or the Nasdaq SmallCap Market, the Fair Market Value of a share of Common Stock shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value shall be determined in good faith by the Board.

(r) ***"Initial Grant"*** means an Option granted to a Non-Employee Director who meets the specified criteria pursuant to subsection 6(a) of the Plan.

(s) ***"IPO Date"*** means the effective date of the initial public offering of the Common Stock.

(t) "*Non-Employee Director*" means a Director who is not an Employee.

(u) "*Nonstatutory Stock Option*" means an Option not intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(v) "***Officer***" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "***Option***" means a Nonstatutory Stock Option granted pursuant to the Plan.

(x) "***Option Agreement***" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an individual Option grant. Each Option Agreement shall be subject to the terms and conditions of the Plan.

(y) "***Optionholder***" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(z) "***Plan***" means this Exelixis, Inc. 2000 Non-Employee Directors' Stock Option Plan.

(aa) "***Rule 16b-3***" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(bb) "***Securities Act***" means the Securities Act of 1933, as amended.

3. ADMINISTRATION.

(a) Administration by Board. The Board shall administer the Plan unless and until the Board delegates administration to a Committee, as provided in subsection 3(c).

(b) **Powers of Board**. The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine the provisions of each Option to the extent not specified in the Plan.

(ii) To construe and interpret the Plan and Options granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Option Agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(iii) To amend the Plan or an Option as provided in Section 12.

(iv) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company that are not in conflict with the provisions of the Plan.

(c) **Delegation to Committee.** The Board may delegate administration of the Plan to a Committee or Committees of one (1) or more members of the Board, and the term "Committee" shall apply to any person or persons to whom such authority has been delegated. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board shall thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan..

(d) **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

4. SHARES SUBJECT TO THE PLAN.

(a) **Share Reserve**. Subject to the provisions of subsection 4(b) relating to automatic increases to the share reserve, the provisions of subsection 4(c) relating to reversion of shares of Common Stock to the share reserve and the provisions of Section 11 relating to adjustments upon changes in the Common Stock, the Common Stock that may be issued pursuant to Stock Awards shall not exceed in the aggregate five hundred thousand (500,000) shares of Common Stock.

(b) **Automatic Increase.** For a period of ten (10) years, the share reserve specified in subsection 4(a) automatically shall be increased on the Calculation Date by the greater of that number of shares of Common Stock equal to 0.75% of the Diluted Shares Outstanding or that number of shares of Common Stock that have been made subject to Options granted under the Plan during the prior 12-month period; provided, however, that the Board may provide for a lesser number at any time prior to the Calculation Date.

(c) **Reversion of Shares to the Share Reserve**. If any Option shall for any reason expire or otherwise terminate, in whole or in part, without having been exercised in full, the shares of Common Stock not acquired under such Option shall revert to and again become available for issuance under the Plan. If the Company repurchases any unvested shares of Common Stock acquired under the Plan, the repurchased shares of Common Stock shall revert to and again become available for issuance under the Plan.

(d) **Source of Shares**. The shares of Common Stock subject to the Plan may be unissued shares or reacquired shares, bought on the market or otherwise.

5. ELIGIBILITY.

The Options as set forth in section 6 automatically shall be granted under the Plan to all Non-Employee Directors.

6. NON-DISCRETIONARY GRANTS.

(a) **Initial Grants.** Without any further action of the Board, each Non-Employee Director shall be granted the following Options:

(i) On the IPO Date, each person who is then a Non-Employee Director automatically shall be granted an Initial Grant to purchase Twenty-five Thousand (25,000) shares of Common Stock on the terms and conditions set forth herein.

(ii) After the IPO Date, each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an Initial Grant to purchase Twenty-five Thousand (25,000) shares of Common Stock on the terms and conditions set forth herein.

(b) **Annual Grants.** On the day following each Annual Meeting each person who is then a Non-Employee Director automatically shall be granted an Annual Grant to purchase Five Thousand (5,000) shares of Common Stock on the terms and conditions set forth herein.

7. OPTION PROVISIONS.

Each Option shall be in such form and shall contain such terms and conditions as required by the Plan. Each Option shall contain such additional terms and conditions, not inconsistent with the Plan, as the Board shall deem appropriate. Each Option shall include (through incorporation of provisions hereof by reference in the Option or otherwise) the substance of each of the following provisions:

(a) **Term.** No Option shall be exercisable after the expiration of ten (10) years from the date it was granted.

(b) **Exercise Price.** The exercise price of each Option shall be one hundred percent (100%) of the Fair Market Value of the stock subject to the Option on the date the Option is granted. Notwithstanding the foregoing, an Option may be granted with an exercise price lower than that set forth in the preceding sentence if such Option is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code.

(c) **Consideration.** The purchase price of Common Stock acquired pursuant to an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised or (ii) at the discretion of the Board at the time of the grant of the Option or subsequently (1) by delivery to the Company of other Common Stock, (2) according to a deferred payment or other similar arrangement with the Optionholder or (3) in any other form of legal consideration that may be acceptable to the Board. Unless otherwise specifically provided in the Option, the purchase price of Common Stock acquired pursuant to an Option that is paid by delivery to the Company of other Common Stock acquired, directly or indirectly from the Company, shall be paid only by shares of the Common Stock of the Company that have been held for more than six (6) months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes). At any time that the Company is incorporated in Delaware, payment of the Common Stock's "par value," as defined in the Delaware General Corporation Law, shall not be made by deferred payment.

In the case of any deferred payment arrangement, interest shall be compounded at least annually and shall be charged at the minimum rate of interest necessary to avoid the treatment as interest, under any applicable provisions of the Code, of any amounts other than amounts stated to be interest under the deferred payment arrangement.

(d) **Transferability.** An Option shall not be transferable except by will or by the laws of descent and distribution and to such further extent as permitted by the Rule as to Use of Form S-8 specified in the General Instructions of the Form S-8 Registration Statement under the Securities Act, and shall be exercisable during the lifetime of the Optionholder only by the Optionholder. Notwithstanding the foregoing, the Optionholder may, by delivering written notice to the Company, in a form satisfactory to the Company, designate a third party who, in the event of the death of the Optionholder, shall thereafter be entitled to exercise the Option.

(e) **Exercise and Vesting.** Options shall be exercisable immediately upon grant. Options shall vest as follows:

(i) Initial Grants shall provide for vesting of 1/4th of the shares 12 months after the date of the grant and 1/48th of the shares each month thereafter.

(ii) Annual Grants shall provide for vesting of 1/12th of the shares each month after the date of the grant.

(f) **Termination of Continuous Service.** In the event an Optionholder's Continuous Service terminates (other than upon the Optionholder's death or Disability), the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination) but only within such period of time ending on the earlier of (i) the date three (3) months following the termination of the Optionholder's Continuous Service, or (ii) the expiration of the

term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified in the Option Agreement, the Option shall terminate.

(g) Extension of Termination Date. If the exercise of the Option following the termination of the Optionholder's Continuous Service (other than upon the Optionholder's death or Disability) would be prohibited at any time solely because the issuance of shares would violate the registration requirements under the Securities Act, then the Option shall terminate on the earlier of (i) the expiration of the term of the Option set forth in subsection 7(a) or (ii) the expiration of a period of three (3) months after the termination of the Optionholder's Continuous Service during which the exercise of the Option would not be in violation of such registration requirements.

(h) Disability of Optionholder. In the event an Optionholder's Continuous Service terminates as a result of the Optionholder's Disability, the Optionholder may exercise his or her Option (to the extent that the Optionholder was entitled to exercise it as of the date of termination), but only within such period of time ending on the earlier of (i) the date twelve (12) months following such termination or (ii) the expiration of the term of the Option as set forth in the Option Agreement. If, after termination, the Optionholder does not exercise his or her Option within the time specified herein, the Option shall terminate.

(i) Death of Optionholder. In the event (i) an Optionholder's Continuous Service terminates as a result of the Optionholder's death or (ii) the Optionholder dies within the three-month period after the termination of the Optionholder's Continuous Service for a reason other than death, then the Option may be exercised (to the extent the Optionholder was entitled to exercise the Option as of the date of death) by the Optionholder's estate, by a person who acquired the right to exercise the Option by bequest or inheritance or by a person designated to exercise the Option upon the Optionholder's death, but only within the period ending on the earlier of (1) the date eighteen (18) months following the date of death or (2) the expiration of the term of such Option as set forth in the Option Agreement. If, after death, the Option is not exercised within the time specified herein, the Option shall terminate.

8. COVENANTS OF THE COMPANY.

(a) Availability of Shares. During the terms of the Options, the Company shall keep available at all times the number of shares of Common Stock required to satisfy such Options.

(b) Securities Law Compliance. The Company shall seek to obtain from each regulatory commission or agency having jurisdiction over the Plan such authority as may be required to grant Options and to issue and sell shares of Common Stock upon exercise of the Options; provided, however, that this undertaking shall not require the Company to register under the Securities Act the Plan, any Option or any stock issued or issuable pursuant to any such Option. If, after reasonable efforts, the Company is unable to obtain from any such regulatory commission or agency the authority which counsel for the Company deems necessary for the lawful issuance and sale of stock under the Plan, the Company shall be relieved from any liability for failure to issue and sell stock upon exercise of such Options unless and until such authority is obtained.

9. USE OF PROCEEDS FROM STOCK.

Proceeds from the sale of stock pursuant to Options shall constitute general funds of the Company.

10. MISCELLANEOUS.

(a) Stockholder Rights. No Optionholder shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such Option unless and until such Optionholder has satisfied all requirements for exercise of the Option pursuant to its terms.

(b) No Service Rights. Nothing in the Plan or any instrument executed or Option granted pursuant thereto shall confer upon any Optionholder any right to continue to serve the Company as a Non-Employee Director or shall affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(c) Investment Assurances. The Company may require an Optionholder, as a condition of exercising or acquiring stock under any Option, (i) to give written assurances satisfactory to the Company as to the Optionholder's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that he or she is capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Option; and (ii)

to give written assurances satisfactory to the Company stating that the Optionholder is acquiring the stock subject to the Option for the Optionholder's own account and not with any present intention of selling or otherwise distributing the stock. The foregoing requirements, and any assurances given pursuant to such requirements, shall be inoperative if (iii) the issuance of the shares upon the exercise or acquisition of stock under the Option has been registered under a then currently effective registration statement under the Securities Act or (iv) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the stock.

(d) Withholding Obligations. The Optionholder may satisfy any federal, state or local tax withholding obligation relating to the exercise or acquisition of stock under an Option by any of the following means (in addition to the Company's right to withhold from any compensation paid to the Optionholder by the Company) or by a combination of such means: (i) tendering a cash payment; (ii) authorizing the Company to withhold shares from the shares of the Common Stock otherwise issuable to the Optionholder as a result of the exercise or acquisition of stock under the Option, provided, however, that no shares of Common Stock are withheld with a value exceeding the minimum amount of tax required to be withheld by law; or (iii) delivering to the Company owned and unencumbered shares of the Common Stock.

11. ADJUSTMENTS UPON CHANGES IN STOCK.

(a) Capitalization Adjustments. If any change is made in the stock subject to the Plan, or subject to any Option, without the receipt of consideration by the Company (through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction not involving the receipt of consideration by the Company), the Plan will be appropriately adjusted in the class(es) and maximum number of securities subject both to the Plan pursuant to subsection 4(a) and to the nondiscretionary Options specified in Section 5, and the outstanding Options will be appropriately adjusted in the class(es) and number of securities and price per share of stock subject to such outstanding Options. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. (The conversion of any convertible securities of the Company shall not be treated as a transaction "without receipt of consideration" by the Company.)

(b) Change in Control--Dissolution or Liquidation. In the event of a dissolution or liquidation of the Company, then all outstanding Options shall terminate immediately prior to such event.

(c) Change in Control--Asset Sale, Merger, Consolidation or Reverse Merger. In the event of (i) a sale, lease or other disposition of all or substantially all of the assets of the Company, (ii) a merger or consolidation in which the Company is not the surviving corporation or (iii) a reverse merger in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger are converted by virtue of the merger into other property, whether in the form of securities, cash or otherwise, then any surviving corporation or acquiring corporation shall assume any Options outstanding under the Plan or shall substitute similar options (including an option to acquire the same consideration paid to the stockholders in the transaction described in this subsection 11(c) for those outstanding under the Plan). In the event any surviving corporation or acquiring corporation refuses to assume such Options or to substitute similar options for those outstanding under the Plan, then with respect to Options held by Optionholders whose Continuous Service has not terminated, the vesting of such Options and any shares of Common Stock acquired under such Options (and, if applicable, the time during which such Options may be exercised) shall be accelerated in full, and the Options shall terminate if not exercised at or prior to such event. With respect to any other Options outstanding under the Plan, such Options shall terminate if not exercised prior to such event.

(d) Change in Control--Securities Acquisition. In the event of an acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Exchange Act, or any comparable successor provisions (excluding any employee benefit plan, or related trust, sponsored or maintained by the Company or an Affiliate) of the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act, or comparable successor rule) of securities of the Company representing at least fifty percent (50%) of the combined voting power entitled to vote in the election of Directors and provided that such acquisition is not a result of, and does not constitute a transaction described in, subsection 11(c) hereof, then with respect to Options held by Optionholders whose Continuous Service has not terminated, the vesting of such Options and any shares of Common Stock acquired under such Options (and, if applicable, the time during which such Options may be exercised) shall be accelerated in full.

12. AMENDMENT OF THE PLAN AND OPTIONS.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan. However, except as provided in Section 11 relating to adjustments upon changes in stock, no amendment shall be effective unless

approved by the stockholders of the Company to the extent stockholder approval is necessary to satisfy the requirements of Rule 16b-3 or any Nasdaq or securities exchange listing requirements.

(b) Stockholder Approval. The Board may, in its sole discretion, submit any other amendment to the Plan for stockholder approval.

(c) No Impairment of Rights. Rights under any Option granted before amendment of the Plan shall not be impaired by any amendment of the Plan unless (i) the Company requests the consent of the Optionholder and (ii) the Optionholder consents in writing.

(d) Amendment of Options. The Board at any time, and from time to time, may amend the terms of any one or more Options; provided, however, that the rights under any Option shall not be impaired by any such amendment unless (i) the Company requests the consent of the Optionholder and (ii) the Optionholder consents in writing.

13. TERMINATION OR SUSPENSION OF THE PLAN.

(a) Plan Term. The Board may suspend or terminate the Plan at any time. No Options may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan shall not impair rights and obligations under any Option granted while the Plan is in effect except with the written consent of the Optionholder.

14. EFFECTIVE DATE OF PLAN.

The Plan shall become effective on the IPO Date, but no Option shall be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board.

15. CHOICE OF LAW.

All questions concerning the construction, validity and interpretation of this Plan shall be governed by the law of the State of Delaware, without regard to such state's conflict of laws rules.

EXELIXIS®

Exelixis, Inc.
170 Harbor Way
P.O. Box 511
South San Francisco, CA
94083-0511

650.837.7000 tel
650.837.8300 fax
www.exelixis.com